Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

among

PIPER JAFFRAY COMPANIES
(Parent)

PIPER JAFFRAY & CO.
(Buyer)

SIMMONS & COMPANY INTERNATIONAL
(TexCo)

SCI JV LP

(Seller)

SCI GP, LLC
(GP Seller)

and

SIMMONS & COMPANY INTERNATIONAL HOLDINGS LLC
(Seller HoldCo)

November 16, 2015

TABLE OF CONTENTS

ARTICLE 1
TERMS OF THE TRANSACTIONS
1.1	Sale and Purchase of Securities; Withdrawal and Admission of Partners	2
1.2	Purchase Price	2
1.3	Allocation Certificate	3
1.4	Working Capital and Other Adjustments	5
1.5	Pre-Closing Restructuring	6
1.6	Seller as Representative of the Other Owner Parties	6

ARTICLE 2
CLOSING
2.1	Closing; Closing Date	8
2.2	Closing Procedures	8

ARTICLE 3
REPRESENTATIONS AND WARRANTIES AS TO THE SELLER PARTIES
3.1	The Purchased Interests, the Shares	9
3.2	Organization; Authorization; Execution; Capacity	10
3.3	Non-Contravention; Notices, Consents, and Approvals	10
3.4	Legal Proceedings	11
3.5	Private Placement	11
3.6	Finders or Investment Bankers	12

ARTICLE 4
REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY
4.1	Organization; Authorization; Execution; Capacity	12
4.2	Capitalization	14
4.3	Subsidiaries	15
4.4	Non-Contravention; Notices, Consents, and Approvals	16
4.5	Financial Statements; Undisclosed Liabilities	17
4.6	Absence of Certain Changes or Events	18
4.7	Compliance with Laws; Permits	19
4.8	Regulatory	20
4.9	Sanctions and Anti-Money Laundering	23
4.10	Litigation	24
4.11	Taxes	24
4.12	Material Contracts	27
4.13	Employment	29
4.14	Employee Benefits	33
4.15	Personal Property	35
4.16	Real Estate	36
4.17	Intellectual Property	37
4.18	Information Technology	38
4.19	Insurance	39

i

4.20	Environmental	39
4.21	Customers	40
4.22	Related Party Transactions	41
4.23	Finders or Investment Bankers	41

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER
5.1	Corporate Organization	42
5.2	Authorization and Execution	42
5.3	Non-Contravention; Notices, Consents, and Approvals	42
5.4	Pending Actions	43
5.5	Investment Intention	43
5.6	Financial Capability	43
5.7	Solvency	43
5.8	SEC Reports	44
5.9	Finders or Investment Bankers	44
5.10	Parent Capitalization	44

ARTICLE 6
COVENANTS
6.1	Conduct of Business	46
6.2	Access and Information	48
6.3	Financial Information Cooperation	48
6.4	Third-Party Consents	49
6.5	Reasonable Efforts; Additional Actions	50
6.6	Notice of Inaccuracy or Breach; Supplement to Seller Disclosure Letter	50
6.7	No Shopping	51
6.8	Regulatory Matters	51
6.9	Employee Matters	53
6.10	Incentive Pool	55
6.11	Pay-Off Letters	57
6.12	Tax Matters	57
6.13	Restrictive Covenants	61
6.14	Name Change	61
6.15	Confidentiality	61
6.16	D&O Resignations	62
6.17	Termination of Certain Arrangements	62
6.18	Pre-Closing Restructuring	62
6.19	Holder Documentation	62
6.20	Indemnification and Insurance of Directors and Officers	62
6.21	Rule 144 Reporting	63

ARTICLE 7
TERMINATION
7.1	Termination	63
7.2	Procedure and Effect of Termination	64

ARTICLE 8
CONDITIONS TO BUYER’S OBLIGATION TO CLOSE
8.1	Representations, Warranties, and Covenants	64
8.2	No Material Adverse Effect	65
8.3	Officers’ Certificate	65
8.4	Injunctions or Restraints	65
8.5	Governmental and Regulatory Approvals	65
8.6	Third-Party Consents	65
8.7	Pre-Closing Restructuring	65
8.8	Employment and Non-Compete Agreements	65
8.9	Phantom Stock Cancellation Agreements	65
8.10	Delivery of Other Items	66

ARTICLE 9
CONDITIONS TO THE COMPANY’S AND THE SELLER PARTIES’ OBLIGATIONS TO CLOSE
9.1	Representations, Warranties, and Covenants	66
9.2	Officer’s Certificate of Buyer	66
9.3	Injunctions or Restraints	66
9.4	Governmental and Regulatory Approvals	67
9.5	Delivery of Other Items	67

ARTICLE 10
INDEMNIFICATION
10.1	Indemnification by the Seller Parties	67
10.2	Indemnification by Buyer and Parent	67
10.3	Claims for Indemnification	68
10.4	Survival	70
10.5	Limitations and Other Terms	70

ARTICLE 11
MISCELLANEOUS
11.1	Amendment and Modification	72
11.2	Waivers and Consents	72
11.3	Press Releases and Public Announcements	72
11.4	Notices	73
11.5	Assignment; Third-Party Beneficiaries	74
11.6	Governing Law; Venue	74
11.7	Waiver of Jury Trial	75
11.8	Counterparts	75
11.9	Entire Agreement	75
11.10	Severability	75
11.11	Equitable Remedies	75
11.12	Expenses	75
11.13	Further Assurances	76
11.14	Seller Disclosure Letter	76
11.15	Certain Approvals	76

11.16	Non-Recourse	77
11.17	Role of Norton Rose Fulbright US LLP; Waiver of Conflicts and Privilege	77

ARTICLE 12
INTERPRETATION, DEFINITIONS
12.1	Certain Definitions	78
12.2	Rules of Interpretation	96
12.3	Headings; Internal References	97

SCHEDULES

I	Holders and Proportionate Shares
II	Pre-Closing Restructuring
III	Contemplated Employment Agreements
IV	Working Capital Methodology
V	Excluded Assets
6.9(h)	Certain Employment Matters
6.10	Initial Incentive Pool Employees and Allocations
6.12(e)	Allocation of Purchase Price
6.16	D&O Resignations
6.17	Termination of Related Party Arrangements
8.6	Required Third-Party Consents
10.1(h)	Indemnification by Seller Parties

EXHIBITS

A                                       Form of Escrow Agreement

B                                       Form of Employment-Related Retention Restricted Stock Agreement

C                                       Form of Owner Support Agreement

D                                       Form of Equity Consideration Restricted Stock Agreement

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”), dated as of November 16, 2015, is made among (i) Piper Jaffray Companies, a Delaware corporation (“Parent”), (ii) Piper Jaffray & Co., a Delaware corporation (“Buyer”), (iii) Simmons & Company International, a Texas corporation (“TexCo”), (iv) SCI JV LP, a Texas limited partnership (“Seller”), (v) SCI GP, LLC, a Texas limited liability company (“GP Seller”), and (vi) Simmons & Company International Holdings LLC, a Texas limited liability company (“Seller HoldCo” and together with Seller and GP Seller, the “Seller Parties”).

A.                                    The Persons listed on Sections 4.2(a), 4.2(b), and 4.2(c) of the Seller Disclosure Letter (the “Holders”) collectively own, beneficially and of record, (i) all of the issued and outstanding shares of common stock, par value $0.001, of TexCo (the “TexCo Shares” and the Holders holding the TexCo Shares, the “TexCo Holders”), constituting the only class or series of outstanding Equity Interests of TexCo, (ii) all of the issued and outstanding B ordinary shares of £0.001 in the capital of Simmons & Company International Limited, a Scottish private limited company (“ScotCo”) (the “ScotCo B Shares” and the Holders holding such ScotCo B Shares, the “ScotCo B Holders”), and (iii) all of the participation interests in the Phantom Stock Plan.

B.                                    It is proposed that TexCo and its Subsidiaries complete a series of restructuring transactions, as described on Schedule II attached hereto (the “Pre-Closing Restructuring”). Among other things, the Pre-Closing Restructuring includes (i) Seller HoldCo converting from a Texas limited liability company to a Texas corporation, (ii) TexCo merging with and into Simmons & Company International LP, a Delaware limited partnership (“NewCo”) and wholly owned Subsidiary of Seller, with NewCo surviving the merger as a wholly owned Subsidiary of Seller (the “TexCo Merger”), (iii) NewCo exercising its option under the ScotCo Shareholders’ Agreement (as defined below) prior to Closing to acquire all of the ScotCo B Shares to facilitate the sale to Buyer, and Seller assuming all of NewCo’s obligations with respect thereto, (iv) Buyer to make payment to the ScotCo B Holders of the applicable portion of the Purchase Price in respect of the ScotCo B Shares, (v) certain securities held by the Company and its Subsidiaries being liquidated, and (vi) the Excluded Assets being distributed to Seller.  As used herein, the “Company” refers collectively to TexCo and NewCo, both before and after the TexCo Merger.

C.                                    Following the Pre-Closing Restructuring but immediately prior to the Closing, (a) Seller will own all of the outstanding limited partner interests in the Company (collectively, the “Purchased LP Interest”), (b) GP Seller will be the sole general partner of the Company (the interests of the GP Seller as general partner of the Company, the “Purchased GP Interest” and together with the Purchased LP Interest, the “Purchased Interests”), (c) Seller HoldCo will own all of the outstanding limited partner interest in Seller, and (d) the TexCo Holders will own all of the issued and outstanding Equity Interests of Seller HoldCo .

D.                                    The parties desire that, following the Pre-Closing Restructuring, Buyer will acquire the Company from Seller, with the Purchase Price being distributed by Seller and Seller HoldCo to the Holders in accordance with this Agreement and certain of the Relevant Companies thereafter undergoing the Post-Closing Restructuring.

E.                                     The transactions contemplated by this Agreement, including the Pre-Closing Restructuring and the Post-Closing Restructuring, are part of a single series of related transactions designed to ultimately effect the merger of TexCo into Buyer, each of which are registered broker dealers under the Exchange Act (as defined below).

F.                                      Concurrently with the execution of this Agreement, certain of the Persons listed on Schedule III attached hereto are each executing an Employment Agreement with Buyer or one of its Affiliates, to be effective upon the Closing.

G.                                    Reference is made to Article 12 hereof, which sets forth definitions for certain terms used in this Agreement.

ARTICLE 1
TERMS OF THE TRANSACTIONS

1.1                               Sale and Purchase of Securities; Withdrawal and Admission of Partners. On the terms and subject to the conditions of this Agreement, on the Closing Date, (a) Seller shall sell, transfer, and assign to Buyer and Buyer shall purchase, free and clear of any Liens other than Permitted Equity Liens, all right, title, and interest in and to all of the Purchased LP Interest and (b) GP Seller shall transfer, and assign to a designee of Buyer and such designee of Buyer shall acquire, free and clear of any Liens other than Permitted Equity Liens, all right, title, and interest in and to all of the Purchased GP Interest.  Automatically upon the Closing, (x) Seller and GP Seller shall be deemed to have withdrawn from the Company and shall cease be partners of the Company and (y) Buyer and such Buyer designee shall be deemed admitted as the sole limited partner and sole general partner, respectively, of the Company.

1.2                               Purchase Price.

(a)                                 Aggregate Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Purchased Interests shall be an amount (calculated without duplication of any item) equal to (i) $138.771 million, plus (ii) the SPE II Founder L.P. Interest Value, minus (iii) the aggregate amount of the Company Transaction Expenses, minus (iv) the aggregate amount of the Closing Indebtedness, minus (v) the aggregate amount of the Change in Control Payments, plus (vi) the amount, if any, by which Closing Working Capital exceeds Target Working Capital, and minus (vii) the amount, if any, by which Target Working Capital exceeds Closing Working Capital. Of the Purchase Price, $47.911 million will be payable in the form of restricted shares of Parent Common Stock (valued at the Parent Average Stock Price) to be issued pursuant to the Equity Consideration Restricted Stock Agreements (the “Equity Consideration”), and the remainder will be payable in cash (such remainder, the “Cash Consideration”).

(b)                                 Estimated Purchase Price. Solely for purposes of the Closing, an estimate of the Purchase Price will be calculated using Estimated SPE II Founder L.P. Interest Value, Estimated Company Transaction Expenses, Estimated Closing Indebtedness, Estimated Change in Control Payments and Estimated Closing Working Capital in lieu of actual Company Transaction Expenses, Closing Indebtedness, Change in Control Payments and Closing Working Capital (such estimate of the Purchase Price, the “Estimated Purchase Price”). The resulting estimate of the Cash Consideration, based upon the Estimated Purchase Price, is the “Estimated Cash Consideration”).

(c)                                  Delivery of Equity Consideration. The Equity Consideration will consist of a number of whole shares (rounded to the nearest whole share) of Parent Common Stock having a value equal to $47.911 million, as determined by reference to the Parent Average Stock Price. At the Closing, such Equity Consideration shall be issued in accordance with the Equity Consideration Restricted Stock Agreements directly to the applicable Holders in accordance with their Proportionate Share of the Equity Consideration; provided, that, no fractional shares shall be issuable pursuant to this Agreement (and Parent or Buyer may round the number of shares issuable to any particular Holder as necessary to give effect to this proviso); provided, that, the issuance of Equity Consideration to any particular Holder shall be conditioned upon (i) such Holder having previously executed and delivered, and not repudiated, an Equity Consideration Restricted Stock Agreement with respect thereto and (ii) if such Holder’s Equity Consideration Restricted Stock Agreement contains employment-related vesting conditions, the applicable Holder’s employment with the Relevant Companies shall not have been terminated in circumstances that would, after the Closing, have resulted in forfeiture of the Equity Consideration. The right to receive the Equity Consideration will be deemed to have been received by Seller and thereafter distributed to such Holders (it being understood that the issuance directly to such Holders is to be made on an as directed basis on behalf of and for the account of Seller).

(d)                                 Delivery of Estimated Cash Consideration. At the Closing, subject to Section 6.12(a), (i) $15,000,000 (the “Escrow Amount”) shall be deducted from the Estimated Cash Consideration and deposited with U.S. Bank, National Association (or another reputable financial institution jointly selected by Buyer and Seller) (the “Escrow Agent”) pursuant to the escrow agreement substantially in form of Exhibit A (the “Escrow Agreement”), (ii) $500,000 (the “Holdback Amount”) shall be deducted from the Estimated Cash Consideration and withheld by Buyer pending determination of the final Purchase Price in accordance with Section 1.4, and (iii) the remainder of the Estimated Cash Consideration (the “Closing Cash Consideration”) shall be paid to or at the direction of Seller by wire transfer of immediately available funds in accordance with the wire instructions for Seller set forth in the Allocation Certificate.  Such wire instructions set forth in the Allocation Certificate shall include wire instructions for payment by Buyer to the ScotCo B Holders of each such Holder’s portion of the Closing Cash Consideration as necessary to satisfy the obligations of the Company and Seller with respect to the acquisition of the ScotCo B Shares.  No Holder or Seller Party shall have a claim against Buyer in respect of any amounts paid to Seller or Owner Representative on behalf of such Holder or Seller Party, or otherwise paid in accordance with the wire instructions set forth in the Allocation Certificate.

(e)                                  Distribution to Holders. Subject to this Section 1.2 and Section 6.12(a), the Seller Parties shall promptly upon receipt of any Cash Consideration (including the Closing Cash Consideration), distribute such Cash Consideration (subject to reserves for Liabilities or anticipated costs) to the Holders in accordance with each Holder’s Proportionate Share of the Cash Consideration, with the aggregate amount of such distribution to a Holder being rounded to the nearest cent.

1.3                               Allocation Certificate.

(a)                                 By no later than 9:00 a.m. Central Time on the third Business Day preceding the Closing Date, Seller will deliver to Buyer a certificate (the “Allocation Certificate”) of a duly authorized officer as to the accuracy and completeness, in each case as of the Closing Date, of:

(i)                                     Seller’s good faith estimate of the aggregate Company Transaction Expenses (the “Estimated Company Transaction Expenses”), together with an itemized description and the amount of each element thereof, and, to the extent applicable, the wire instructions for each Person to whom such Company Transaction Expenses are payable;

(ii)                                  Seller’s good faith estimate of the aggregate Closing Indebtedness (the “Estimated Closing Indebtedness”), together with an itemized description and the amount of each element thereof, and, to the extent applicable, the wire instructions for each Person to whom such Closing Indebtedness is payable, in each case in accordance with the Pay-Off Letters;

(iii)                               Seller’s good faith estimate of the aggregate Change in Control Payments (the “Estimated Change in Control Payments”), together with an itemized description and the amount of each element thereof, and, to the extent applicable, the wire instructions for each Person to whom any Change in Control Payment is payable;

(iv)                              Seller’s good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), consistent with the sample calculation and methodology set forth in Schedule IV and the definition of Closing Working Capital;

(v)                                 Seller’s calculation of the SPE II Founder L.P. Interest Value (the “Estimated SPE II Founder L.P. Interest Value”);

(vi)                              the resulting Estimated Purchase Price and Estimated Cash Consideration, each calculated in accordance with this Agreement; and

(vii)                           the resulting Closing Cash Consideration, calculated in accordance with this Agreement, the portion of the Closing Cash Consideration to be paid at the direction of Seller to the ScotCo B Holders, and the wire instructions for Seller and the ScotCo B Holders.

(b)                                 Seller will upon request provide Buyer access to all relevant documentation and supporting workpapers used in the preparation of the Allocation Certificate. Subject to Section 1.4, the Allocation Certificate shall be deemed the definitive calculation of the Closing Purchase Price payable to Seller at the Closing in connection with the transactions contemplated hereby and the disbursement thereof and of the other amounts set forth thereon, unless Buyer reasonably objects to such calculation, in which case Buyer and Seller will mutually agree on such calculation before Closing.

1.4                               Working Capital and Other Adjustments.

(a)                                 Within 40 days after the Closing Date, Buyer will deliver to Seller a calculation with supporting documentation of Closing Working Capital and the resulting Purchase Price, consistent with the sample calculation and methodology set forth in Schedule IV and the definition of Closing Working Capital. If Seller disagrees with such calculation of the Closing Working Capital and the resulting Purchase Price, Seller shall, within 30 days after receipt of Buyer’s calculation and supporting documentation of Closing Working Capital, deliver a notice (an “Objection Notice”) to Buyer setting forth Seller’s good faith objections. Buyer shall make available to Seller copies of all relevant documentation used in its calculation, if any, and shall provide Seller reasonable access to the books and records and personnel of the Company for the purpose of determining the correctness of Buyer’s calculation of Closing Working Capital. If Seller does not deliver the Objection Notice to Buyer within 30 days after receipt by Seller of Buyer’s calculation and supporting documentation of Closing Working Capital, Buyer’s calculation of Closing Working Capital and the resulting Purchase Price will be conclusively presumed to be true and correct in all respects and will be final and binding upon the parties. Seller and Buyer will use their respective commercially reasonable efforts to resolve any disagreements as to the computation of Closing Working Capital and the resulting Purchase Price, but if they do not obtain a final resolution within 30 days after Buyers’ receipt of the Objection Notice, then either party may elect to submit all amounts remaining in dispute to the Neutral Auditor. Upon such election, Buyer and Seller will direct the Neutral Auditor to render a determination within 45 days of its retention and Buyer and Seller will cooperate with the Neutral Auditor during its engagement. The Neutral Auditor will consider only those items and amounts set forth in the Objection Notice that Buyer and Seller are unable to resolve; provided that each of Buyer and Seller shall be entitled to make a presentation to the Neutral Auditor regarding the items and amounts that they are unable to resolve and neither Buyer nor Seller will meet separately with the Neutral Auditor. In making its determination, the Neutral Auditor shall (i) be bound by the terms and conditions of this Agreement, including the definition of Closing Working Capital, Schedule IV and the terms of this Section 1.4(a), and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Seller or Buyer or that is less than the lowest value for such amount claimed by either Seller or Buyer. The determination of the Neutral Auditor will be conclusive and binding upon the Seller Parties and Buyer. The costs of the Neutral Auditor shall be split equally between Seller on the one hand and Buyer on the other hand.

(b)                                 In Buyer’s sole discretion, within 40 days after the Closing Date, Buyer may elect to independently confirm the amounts making up the SPE II Founder L.P. Interest Value. If Buyer’s confirmation of the SPE II Founder L.P. Interest Value varies from the amount stated by Seller at Closing, Buyer shall deliver to Seller its position on the SPE II Founder L.P. Interest Value and the resulting Purchase Price. If Seller disagrees with Buyer’s position, Seller may object to Buyer’s position, with such objection and any resulting dispute being governed by the same terms and conditions that would apply to a dispute under Section 1.4(a), mutatis mutandis.

(c)                                  The absolute value of the difference between the Estimated Purchase Price and the finally determined Purchase Price is the “Adjustment Amount.” Within three Business Days following the final determination of Closing Working Capital, the SPE II Founder L.P. Interest Value, and the Purchase Price pursuant to Section 1.4(a) and Section 1.4(b):

(i)                                     if the Estimated Purchase Price is greater than the finally determined Purchase Price and the Adjustment Amount is less than the Holdback Amount, (A) Buyer shall retain the Adjustment Amount from the Holdback Amount and (B) Buyer shall distribute the remaining portion of the Holdback Amount to Seller;

(ii)                                  if the Estimated Purchase Price is greater than the finally determined Purchase Price and the Adjustment Amount is greater than or equal to the Holdback Amount, (A) Buyer shall retain the entire Holdback Amount and (B) Seller shall tender payment of the excess, if any, of the Adjustment Amount over the Holdback Amount to Buyer (provided that, if Seller fails to promptly tender such payment, then Buyer shall be entitled to recover such amount from the funds held pursuant to the Escrow Agreement); or

(iii)                               if the Estimated Purchase Price is less than the finally determined Purchase Price, Buyer shall tender payment of the entire Holdback Amount and the entire Adjustment Amount to Seller.

(d)                                 Payments pursuant to Section 1.4(c) shall be made in immediately available funds in accordance with the wire instructions provided by the receiving party.

1.5                               Pre-Closing Restructuring. The Company and the Seller Parties will cause the Pre-Closing Restructuring to be completed in accordance with Schedule II. The Company and the Seller Parties shall keep Buyer informed as to the Pre-Closing Restructuring and shall provide Buyer with an opportunity to review and comment upon the documentation relating to the Pre-Closing Restructuring, all of which shall be in form and substance reasonably satisfactory to Buyer.

1.6                               Seller as Representative of the Other Owner Parties.

(a)                                 Each Owner Party hereby (i) irrevocably nominates, constitutes and appoints Seller as representative of the Owner Parties (in such capacity, the “Owner Representative”), to act as the agent and true and lawful attorney-in-fact of the Owner Parties, and each of them, with full power of substitution, to act in the name, place and stead of the Owner Parties, or any of them, for purposes of executing, delivering, acknowledging, certifying, filing, modifying, amending or waiving any and all documents and taking any actions that the Owner Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with or arising out of this Agreement and the Ancillary Documents and its performance of its duties hereunder and thereunder and (ii) grant the Owner Representative such powers and authority as are necessary to carry out the functions assigned to it hereunder, including the full power, authority, and discretion to (A) take all action necessary to consummate the transactions contemplated hereby or by the Ancillary Documents; (B) withhold from amounts otherwise distributable to any Owner Party such amounts as may be necessary to pay for costs and expenses incurred in performance of its duties as Owner Representative or for other Liabilities and anticipated costs and expenses of Seller; (C) allocate or re-allocate, as applicable, and pay over any proceeds received directly or indirectly on behalf of any particular Owner Party to one or more Owner Parties; (D) contest, compromise, and settle any claims against or by one or more Owner Parties against Buyer or any of its Affiliates pursuant to this Agreement and the Ancillary Documents; (E) give and receive all notices required or permitted to be given by the Owner Parties under this Agreement; (F) take any and all additional action as is contemplated to be taken by or on behalf of any Owner Party by the terms of this Agreement; and (G) in each case, execute and deliver any documents, instruments, certificates, or agreements that may be necessary, appropriate, or advisable in connection therewith. Each Owner Party will be deemed a party or a signatory to any document, instrument, certificate, or agreement that the Owner Representative signs on behalf of such Owner Party.

(b)                                 The Owner Representative may resign at any time, and the Owner Representative may be removed by the vote or written action of Persons with an aggregate Proportionate Share of more than 50% (the “Majority Holders”). In the event that the Owner Representative has resigned or been removed, a new Representative shall be appointed by a vote of the Majority Holders. Any successor Representative must agree in writing to be bound by the terms of this Agreement applicable to the Owner Representative prior to such appointment becoming effective. The resignation or removal of a Representative and the appointment of a new Representative in accordance with the foregoing shall be effective upon delivery of written notice thereof to Buyer.

(c)                                  All actions, decisions and instructions by the Owner Representative, including any agreement between the Owner Representative and Buyer or any of its Affiliates relating to the defense or settlement of any claims for which Owner Parties may be required to indemnify, or pay to, Buyer or any of its Indemnified Parties, shall be binding upon all of the Owner Parties and other Holders, and no Owner Party or other Holder shall have the right to object, dissent, protest, or otherwise contest the same with respect to Buyer, Parent, or their Affiliates (including the Relevant Companies post-Closing).  The Owner Representative shall act on behalf of all of the Owner Parties, taking into account the Proportionate Share of each Owner Party.

(d)                                 Buyer shall be entitled to rely conclusively on the actions, decisions and instructions of the Owner Representative as to the settlement of any claims for indemnification or payment by Buyer pursuant to this Agreement, or any other actions required or permitted to be taken by the Owner Representative hereunder. All such actions, decisions and instructions of the Owner Representative shall be conclusive and binding upon all Owner Parties and other Holders. No Owner Party, other Holder or any of their affiliates shall have any cause of action against any Buyer or its Affiliates or representatives for any action taken by any of them in reliance upon the instructions or decisions of the Owner Representative.

(e)                                  The provisions of this Section 1.6 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that any Person may have in connection with the transactions contemplated by this Agreement. The provisions of this Section 1.6 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees, and successors of each Owner Party.

ARTICLE 2
CLOSING

2.1                               Closing; Closing Date. Subject to the satisfaction or waiver of the conditions set forth in Article 8 and Article 9, the closing of the purchase and sale of the Purchased Interests contemplated hereby (the “Closing”) shall take place at the offices of Faegre Baker Daniels LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota, at 10:00 a.m., local time, on February 26, 2016 (or such other date, time and place as may be mutually agreed by Buyer and Seller), or, if the conditions to Closing set forth in Article 8 and Article 9 are not capable of being satisfied on such date, on the first Friday that is a Business Day at least 30 calendar days following the satisfaction of such conditions. The date on which the Closing occurs is referred to as the “Closing Date.” The parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of certain documents, and the prior physical exchange of certain documents and instruments to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing. For Tax and accounting purposes (including the calculation of Closing Working Capital), the Closing shall be deemed to be effective as of 11:59 p.m. on the Closing Date.

2.2                               Closing Procedures. At the Closing, subject to the terms and conditions of this Agreement, the parties shall take the following steps:

(a)                                 GP Seller will deliver to Buyer a certificate, dated the Closing Date, executed by a duly authorized person of GP Seller , certifying as of the Closing Date (i) a true and complete copy of the resolutions of the managing body of GP Seller authorizing the execution, delivery, and performance of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, which resolutions shall then be in full force and effect, and (ii) the incumbency of the authorized persons executing this Agreement and the Ancillary Documents on behalf of Seller Party and the Company.

(b)                                 Seller will deliver to Buyer certificates of the appropriate Secretaries of State or other authority certifying as of a recent date as to the good standing of Seller and each Relevant Company (other than EOCM) in its jurisdiction of formation and each other state where it is qualified to do business.

(c)                                  Seller will deliver to Buyer a certification of non-foreign status executed by Seller (or, if Seller is a disregarded entity within the meaning of Treasury Regulations Section 1.1445-2(b)(2)(iii), then the owner of such disregarded entity) in the form prescribed by Treasury Regulations Section 1.1445-2(b).

(d)                                 Seller will use commercially reasonable efforts to deliver to Buyer an estoppel certificate signed by the counterparty to each Real Property Lease relating to real property located in the United States, in form and substance reasonably satisfactory to Buyer.

(e)                                  Seller and GP Seller will deliver the Purchased Interests, free and clear of any Liens other than Permitted Equity Liens, to Buyer, together with appropriately executed instruments of transfer in form and substance reasonably satisfactory to Buyer.

(f)                                   With respect to each Ancillary Document contemplated by this Agreement to be executed at Closing, the applicable parties thereto will exchange appropriately executed counterparts of such Ancillary Document.

(g)                                  Each Phantom Stock Participant will deliver an appropriately executed Phantom Stock Cancellation Agreement to Buyer.

(h)                                 Buyer will pay, by wire transfer of immediately available funds, the Closing Indebtedness (if any) as set forth in the Allocation Certificate.

(i)                                     Buyer will pay, by wire transfer of immediately available funds, the Company Transaction Expenses (if any) as set forth in the Allocation Certificate.

(j)                                    Buyer will make appropriate arrangements for the payment of Change in Control Payments in accordance with the Contracts or Applicable Legal Requirements governing such Change in Control Payments (it being understood that any such payments may be processed through the payroll of Buyer or Company and will be subject to any applicable withholding).

(k)                                 Buyer will pay or withhold the Estimated Cash Consideration as required by Article 1.

(l)                                     Subject to execution of the Equity Consideration Restricted Stock Agreements, Parent will issue the Equity Consideration as required by Article 1.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES AS TO THE SELLER PARTIES

Except as otherwise set forth in the disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement (the “Seller Disclosure Letter”), the Seller Parties represent and warrant to Parent and Buyer as follows:

3.1                               The Purchased Interests, the Shares. After giving effect to the Pre-Closing Restructuring, Seller and GP Seller will own all of the Purchased Interests, free and clear of any Liens other than Permitted Equity Liens. The Purchased Interests are not, and at Closing will not be, subject to any voting trust agreement, proxy, or other contract, agreement, commitment, understanding, or arrangement, including any such contract, agreement, commitment, understanding, or arrangement restricting or otherwise relating to voting or distribution rights with respect there to or disposition thereof, other than this Agreement and the Ancillary Documents.

3.2                               Organization; Authorization; Execution; Capacity. Each Seller Party is an entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation and has the power and authority to execute and deliver this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Ancillary Documents to which any Seller Party is a party, and the consummation by such Seller Party of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of such Seller Party. This Agreement has been, and at the Closing the Ancillary Documents to which any Seller Party is a party will be, duly and validly executed and delivered by such Seller Party, and this Agreement constitutes, and at the Closing each Ancillary Document to which any Seller Party is a party will constitute, a legal, valid, and binding agreement on such Seller Party’s part, enforceable against such Seller Party in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.3                               Non-Contravention; Notices, Consents, and Approvals. The execution, delivery, and performance by each Seller Party of this Agreement and the Ancillary Documents to which such Seller Party is a party and the consummation by each Seller Party of the transactions contemplated hereby and thereby will not:

(a)                                 require any Seller Party or any of its Affiliates to obtain any consent, approval, order, authorization, or action of, or make any filing or registration with or give any notice to any Governmental Entity (collectively, “Governmental Consents”);

(b)                                 violate, conflict with, or result in the breach of any of the terms of, accelerate, result in a modification of the effect of, otherwise cause the termination of or give any other contracting party the right to terminate, or constitute a default (or give rise to any right of termination, cancellation, or acceleration) under, or create a penalty under, any of the provisions of any note, bond, contract, agreement, or other instrument or obligation to which any Seller Party (or any Seller Party’s Shares or Purchased Interests) is a party or is subject;

(c)                                  violate any Applicable Legal Requirements or any Orders applicable to any Seller Party (or any Seller Party’s Shares or Purchased Interests);

(d)                                 violate any provision of the organizational documents of any Seller Party; or

(e)                                  result in the creation of any Lien on any Seller Party’s Shares or Purchased Interests;

except in the case of clauses (a), (b) and (c), for such failures or violations as would not reasonably be expected to (x) materially impair the ability of the Owner Parties and the Relevant Companies to consummate the transactions contemplated in this Agreement and the Ancillary

Documents in accordance with their terms or otherwise, (y) have a Material Adverse Effect or (z) otherwise have a material and adverse effect on the Relevant Companies or the transactions contemplated by this Agreement and the Ancillary Documents.

3.4                               Legal Proceedings. No Legal Proceeding is pending or, to Seller’s Knowledge, threatened against or relating to any Seller Party to restrain or prevent the carrying out of the transactions contemplated by this Agreement or that would be reasonably likely to adversely affect or prevent the purchase and sale of the Purchased Interests or otherwise materially impair the ability of the Seller Parties to perform their obligations under this Agreement.

3.5                               Private Placement.

(a)                                 The Seller Parties have been provided the opportunity to ask questions and receive answers concerning Parent and the transactions in which the shares of Parent Common Stock are being issued, and to obtain any other information the Seller Parties deem necessary to verify the accuracy of the information provided to the Seller Parties; and have otherwise acquired information about Parent sufficient to reach an informed and knowledgeable decision to acquire the Equity Consideration. The Seller Parties are acquiring such shares of Parent Common Stock for their own account for investment purposes only and not with a view to, or for resale in connection with, any “distribution” thereof for purposes of the Securities Act.

(b)                                 The Seller Parties are aware of the provisions of Rule 144 promulgated by the SEC under the Securities Act, which, in substance, permits limited public resale of “restricted securities” acquired, directly or indirectly, from the issuer thereof (or from an affiliate of the issuer), in a nonpublic offering subject to the satisfaction of certain conditions.

(c)                                  The Seller Parties understand that the shares of Parent Common Stock being issued pursuant to this Agreement have not been registered under any state, federal, or other securities laws, nor has any prospectus been filed with respect thereto, and that such shares may not be offered or sold without compliance with applicable securities laws, whether through registration of the offer and sale of such shares, the filing of, and obtaining of a final receipt for, a prospectus in respect of such offer and sale of such shares, or in reliance upon one or more exemptions from registration or prospectus requirements available under applicable securities laws.

(d)                                 The Seller Parties understand that the book-entry or certificate evidencing the Equity Consideration will be imprinted with a legend in substantially the following form:

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY FEDERAL, STATE OR OTHER SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, OR ASSIGNED EXCEPT (i) PURSUANT TO REGISTRATIONS THEREOF UNDER SUCH LAWS, OR (ii) IF, IN THE OPINION OF

COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, THE PROPOSED TRANSFER MAY BE EFFECTED IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS WITHOUT SUCH REGISTRATIONS.

(e)                                  Each Seller Party (excluding Seller GP) is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act. The Seller Parties have such knowledge and experience in financial, tax, and business matters in general, and investments in securities in particular, that each Seller Party is capable of evaluating the merits and risks relating to their acquisition of the Equity Consideration and making an informed investment decision with respect to such acquisition.  No Seller Party is subject to any Applicable Legal Requirement that would prohibit the issuance of or require the registration of the Equity Consideration.

(f)                                   Each Seller Party has read this Agreement and has discussed the limitations upon their ability to dispose of such shares of Parent Common Stock with their own counsel, to the extent the Seller Parties have felt necessary. The Seller Parties have consulted with their own counsel and accountant for advice concerning the various legal, tax, and economic considerations relating to such investment, including the limitations on trading such shares of Parent Common Stock and the resale restrictions imposed by applicable securities laws, to the extent such they have felt necessary. Each Seller Party acknowledges that neither Parent nor Buyer nor any of their Affiliates has made any representation regarding any holding periods or other resale restrictions applicable to such shares of Parent Common Stock and that the Seller Parties solely responsible for determining what the restrictions are and for compliance therewith.

(g)                                  The Seller Parties have an understanding of the financial condition, results of operations, assets, Liabilities, properties and projected operations of Parent and its Affiliates and, in making its determination to proceed with the transactions contemplated by this Agreement, the Seller Parties have relied on the information it deems necessary, the results of its own independent investigation and verification and the representations and warranties of Buyer expressly and specifically set forth in Article 5.

3.6                               Finders or Investment Bankers. Other than Berkshire Capital Securities LLC (the fees and expenses of which are included in Company Transaction Expenses), neither the Seller Parties nor any of their officers, directors, or Affiliates has employed any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement to whom any of the other parties could thereby have any Liability.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES AS TO THE COMPANY

Except as set forth in the Seller Disclosure Letter, the Seller Parties represent and warrant to Parent and Buyer as follows:

4.1                               Organization; Authorization; Execution; Capacity.

(a)                                 Prior to the TexCo merger, TexCo is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to (i) execute and deliver this Agreement and the Ancillary Documents to which it is a party, perform its obligations hereunder, and consummate the transactions contemplated hereby and thereby and (ii) to own, lease, and operate its properties and to carry on its business as now being conducted.  NewCo is, and upon the TexCo merger and as of the Closing, the Company will be, a Delaware limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to (A) perform its obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby and (B) to own, lease, and operate its properties and to carry on its business as now being conducted.

(b)                                 TexCo is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the property owned, leased, or operated by TexCo, or the nature of TexCo’s business makes such qualification or licensing necessary, except for such failures that, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect.  As of the Closing, the Company shall be duly qualified or licensed to do business, and shall be in good standing, in each jurisdiction in which the property owned, leased, or operated by the Company, or the nature of the Company’s business makes such qualification or licensing necessary, except for such failures that, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect.

(c)                                  TexCo has delivered to Buyer correct and complete copies of the Organizational Documents as currently in effect, and has made available to Buyer minute books containing all minutes and actions of the board of directors, any board committees, and members or shareholders, as applicable, since the Lookback Date in each case with respect to the Relevant Companies. No Relevant Company is in default under or in violation of any provision of its Organizational Documents.

(d)                                 The execution, delivery, and performance of this Agreement and the Ancillary Documents, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of each Relevant Company. This Agreement has been, and at the Closing the Ancillary Documents will be, duly and validly executed and delivered by each Relevant Company party thereto, and this Agreement constitutes, and at the Closing each Ancillary Document will constitute, a legal, valid, and binding agreement on each such Relevant Company’s part, enforceable against such Relevant Company in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(e)                                  Section 4.1(e) of the Seller Disclosure Letter sets forth each jurisdiction in which any Relevant Company is or is required to be duly qualified or licensed to do business (including any “branch registrations”).

4.2                               Capitalization.

(a)                                 As of the date hereof, the authorized capitalization of TexCo consists of 1,075,386 shares of common stock, $0.001 par value per share, of which 1,010,693 are issued and outstanding, and none are held in treasury. As of the date hereof, the TexCo Shares set forth opposite each TexCo Holder’s name on Section 4.2(a) of the Seller Disclosure Letter constitute all of the outstanding Equity Interests of TexCo.

(b)                                 As of the date hereof, the issued shares of ScotCo consist of (i) 975,000 A ordinary shares of £1.00 (the “ScotCo A Shares” and together with the ScotCo B Shares, the “ScotCo Shares”) and (ii) 188,038 ScotCo B Shares. In addition, as of the date hereof, there are 6,128 unissued and unvested ScotCo B Shares. The ScotCo A Shares owned by TexCo and the ScotCo B Shares set forth opposite each ScotCo Holder’s name on Section 4.2(b) of the Seller Disclosure Letter constitute all of the Equity Interests of ScotCo. As of the Closing, (x) the number of ScotCo B Shares will increase to 203,181 (taking into account the shares set forth on Section 4.2(b) of the Seller Disclosure Letter and the ScotCo B Shares issued pursuant to the Phantom Stock Plan at Closing), and (y) all of the ScotCo Shares will be owned by Seller, free and clear of any Liens.  Each Holder of ScotCo Shares and each Phantom Stock Participant (other than Craig Lyon) is party to the ScotCo Shareholders’ Agreement, and the ScotCo Shareholders’ Agreement constitutes a legal, valid and binding agreement of such Holders, enforceable against such Holders in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(c)                                  As of the date hereof, all of the outstanding interests in the Phantom Stock Plan are set forth opposite each Phantom Stock Participant’s name on Section 4.2(c) of the Seller Disclosure Letter.

(d)                                 As of the date hereof, TexCo directly or indirectly holds all of the issued and outstanding interests in each of Seller HoldCo, Seller and NewCo, each of which are wholly owned Subsidiaries of TexCo.

(e)                                  After giving effect to the Pre-Closing Restructuring and as of the Closing, Seller will own all of the Purchased Interests and the Company will own all of the Equity Interests of ScotCo, in each case free and clear of any Liens except Permitted Equity Liens. As of the Closing, the Purchased Interests will constitute all of the Equity Interests of the Company.

(f)                                   All of the Equity Interests in the Relevant Companies (including the TexCo Shares and the ScotCo Shares and, after the Pre-Closing Restructuring, the Purchased Interests) have been duly authorized and validly issued, and, other than as set forth in Sections 4.2(a), 4.2(b), and 4.2(c) of the Seller Disclosure Letter with respect to restricted stock, are fully paid and non-assessable. Other than this Agreement and the Ancillary Documents, the ScotCo Shareholders’ Agreement (solely with respect to the ScotCo B Shares) or as expressly as set forth in Sections 4.2(a), 4.2(b), and 4.2(c) of the Seller Disclosure Letter, there are no outstanding subscriptions, options, warrants, calls, rights, or other agreements, arrangements, or commitments under which any Relevant Company is or may become obligated to issue, allot, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any Equity Interest in any Relevant Company, and there are no outstanding securities convertible into or exchangeable for any such Equity Interest.

(g)                                  The Shares and the Purchased Interests are not, and at Closing will not be, subject to any voting trust agreement, proxy, or other contract, agreement, commitment, understanding, or arrangement, including any such contract, agreement, commitment, understanding or arrangement restricting or otherwise relating to voting, distribution rights, or disposition of the Shares or the Purchased Interests, other than pursuant to this Agreement and, solely with respect to the ScotCo B Shares, the ScotCo Shareholders’ Agreement.

4.3                               Subsidiaries.

(a)                                 Section 4.3(a) of the Seller Disclosure Letter sets forth a complete list of each Subsidiary of the Company. Each such Subsidiary is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Each such Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the property owned, leased, or operated by it, or the nature of its business, makes such qualification or licensing necessary, except for failures that, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect.

(b)                                 Section 4.3(b) of the Seller Disclosure Letter contains a complete and correct list of each Person (other than the Subsidiaries listed on Section 4.3(a) of the Seller Disclosure Letter) in which any Relevant Company has any direct or indirect Equity Interest (other than securities inventory held in the ordinary course of business) and sets forth the applicable Relevant Company’s ownership interest in such Person.

(c)                                  The outstanding Equity Interests of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and non-assessable, and all such Equity Interests are owned, directly or indirectly, by the Company, free and clear of any Liens. Except for the ScotCo B Shares (as of the date hereof but not as of the Closing) or as otherwise set forth on Section 4.3(c) of the Seller Disclosure Letter, the Equity Interests held by the Company in each such Subsidiary constitute all of the outstanding Equity Interests of such Subsidiary. Except for the ScotCo Shareholders’ Agreement (solely with respect to ScotCo B Shares), no Relevant Company nor, to the Seller’s Knowledge, any other Person holding Equity Interests of a Subsidiary of the Company is a party to any voting trust, proxy, or other contract, agreement, commitment, understanding or arrangement with respect to the voting, redemption, sale, transfer, or other disposition of any Equity Interest in any such Subsidiary, other than this Agreement and the Ancillary Documents and, solely with respect to EOCM at the Closing, any permitted agreement relating to the sale of EOCM as contemplated by Section 6.18.

(d)                                 Each Relevant Company has maintained adequate separate books and records consistent with its identity as a separate legal entity and has properly observed corporate formalities in its dealings with its Subsidiaries and Affiliates, and the assets and Liabilities of the Relevant Companies have been maintained in a manner that facilitates their identification and segregation from those of any other Person. Section 4.3(d) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a list of all intercompany indebtedness and guarantees between or among any of the Relevant Companies.

(e)                                  From and after the effectiveness of the Pre-Closing Restructuring, the entities included in the Excluded Assets will no longer be Subsidiaries of the Company and the Company will have no further Liability with respect thereto.

4.4                               Non-Contravention; Notices, Consents, and Approvals. Neither the execution, delivery, and performance of this Agreement and the Ancillary Documents nor the consummation of the transactions contemplated hereby or thereby will:

(a)                                 conflict with or result in any breach of any provision of the Organizational Documents of any Relevant Company;

(b)                                 require any Relevant Company to obtain or make any Governmental Consents; except for (i) the approval of FINRA pursuant to NASD Rule 1017; (ii) the filing with the SEC of a withdrawal of the Company’s Uniform Application for Broker-Dealer Registration on Form BD following Closing; (iii) such filings as may be required under the HSR Act; (iv) the approval of the FCA pursuant to the Financial Services and Markets Act 2000; (v) certain filings or approvals of the Guernsey Financial Services Commission with respect to PGPL and the Sponsored Funds; and (vi) notification to the Dubai Financial Services Authority;

(c)                                  other than as set forth in Section 4.4(c) of the Seller Disclosure Letter, violate, conflict with, or result in the breach of any of the terms of, accelerate, result in a modification of the effect of, constitute an impermissible assignment or change of control under, require the consent of or other action by any Person under, cause the termination of or give any other contracting party the right to terminate, require giving notice to any Person under, constitute a default (or give rise to any right of termination, cancellation, or acceleration) under, or create a penalty under, any provision of any Material Contract to which any Relevant Company is a party or is subject or any Contract with a Client;

(d)                                 violate any Order or any Applicable Legal Requirement; or

(e)                                  result in the creation of any Lien on any assets of any Relevant Company;

except in the case of clauses (b), (c) and (d), for such failures or violations as would not reasonably be expected to (x) materially impair the ability of the Owner Parties and the Relevant Companies to consummate the transactions contemplated in this Agreement and the Ancillary Documents in accordance with their terms or otherwise, (y) have a Material Adverse Effect or (z) otherwise have a material and adverse effect on the Relevant

Companies or the transactions contemplated by this Agreement and the Ancillary Documents.

4.5                               Financial Statements; Undisclosed Liabilities.

(a)                                 TexCo has furnished Buyer with copies of the audited consolidated financial statements (and related schedules) of TexCo and its Subsidiaries as of and for each of the years ended June 30, 2015, 2014 and 2013 (the “Previous Accounts”). The Previous Accounts have been audited by TexCo’s independent auditors and have been prepared in accordance with Applicable Accounting Standards, except as set forth on Section 4.5(a)(i) of the Seller Disclosure Letter. TexCo has furnished Buyer with copies of the unaudited consolidated balance sheet of TexCo and its Subsidiaries as of September 30, 2015 and the related consolidated statement of income for the 3-month period then ended (the “Most Recent Financial Statements” and, together with the Previous Accounts, the “Financial Statements”). The Most Recent Financial Statements were properly prepared using accounting principles consistent with those used in the preparation of the Previous Accounts, including all normal year-end adjustments (or the pro rata portion thereof, as appropriate), subject to the absence of notes, except as set forth on Section 4.5(a)(i) of the Seller Disclosure Letter.

(b)                                 The Financial Statements present fairly, in all material respects, the consolidated financial position of the Relevant Companies at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated therein in accordance with Applicable Accounting Standards (subject to the certain exceptions to Applicable Accounting Standards listed on Sections 4.5(a)(i) and 4.5(b) of the Seller Disclosure Letter).

(c)                                  All accounts receivable, notes receivable, and other receivables of the Relevant Companies are reflected properly on their books and records, are valid receivables that have arisen from bona fide transactions and recorded in accordance with the Company’s revenue recognition policies as stated in the Financial Statements, and are subject to no setoffs or counterclaims.

(d)                                 The financial books and records of the Relevant Companies have been kept in accordance with reasonable business practices, have complied in all material respects with all Applicable Legal Requirements, and reflect only actual transactions.

(e)                                  The system of internal controls over financial reporting used by the Relevant Companies is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Applicable Accounting Standards, (ii) that receipts and expenditures are executed only in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of assets that would materially affect the Financial Statements.

(f)                                   Other than to the extent disclosed or accrued for in the Most Recent Financial Statements, the Relevant Companies have no material Liabilities except: (1) Liabilities incurred in the ordinary course of business since the date of the Most Recent Financial Statements; (2) Liabilities set forth in, or arising under, leases, agreements, contracts, or commitments set forth in the Seller Disclosure Letter; and (3) Liabilities resulting from pending or threatened Legal Proceedings disclosed in the Seller Disclosure Letter.

4.6                               Absence of Certain Changes or Events.

(a)                                 Since June 30, 2015, the Relevant Companies have conducted their businesses only in the ordinary course in all material respects, and there has not been any condition, circumstance, event, or occurrence that, individually or in the aggregate, has resulted or, prior to Closing, would be reasonably likely to result in a Material Adverse Effect.

(b)                                 Other than as set forth on Section 4.6(b) of the Seller Disclosure Letter, without limiting the generality of Section 4.6(a) and, in each instance, other than as contemplated by this Agreement, since June 30, 2015, no Relevant Company has:

(i)                                     created, incurred, assumed, or guaranteed any indebtedness or become subject to any material Liabilities in an aggregate amount exceeding $200,000, other than Liabilities incurred in the ordinary course of business;

(ii)                                  subjected any of its assets to any material Lien, except Permitted Liens;

(iii)                               sold, assigned, or transferred any material assets, other than in the ordinary course of business and other than any asset having a value of less than $200,000 and not otherwise material to its business;

(iv)                              increased in any material respects its total number of employees or the salaries, wages, bonuses or other compensation or benefits payable, or to become payable, to any directors, officers, employees, agents, or representatives, except for increases to its officers and employees in the ordinary course of business or as required under any existing employment agreement;

(v)                                 changed in any material respect any of its accounting principles or the methods of applying such principles, other than changes required by Applicable Accounting Standards, changes required by Applicable Legal Requirements, or changes contemplated in the notes to the Financial Statements;

(vi)                              entered into any agreement with any of the Holders, or any partner, member, owner, or Affiliate of any Holder, other than in the ordinary course of business;

(vii)                           materially amended its Organizational Documents;

(viii)                        made any material change in the manner and timing of payment of trade and other payables;

(ix)                              made or permitted to have occurred any material change in practices with respect to the collection of accounts receivables;

(x)                                 incurred any material capital expenditures that are not provided for in the Company’s capital budget (a copy of which has been provided to Buyer);

(xi)                              entered into, adopted, modified, or terminated any Company Employee Plan;

(xii)                           authorized for issuance, issued, sold, pledged, or delivered any equity interests or any securities convertible into or exchangeable or exercisable for Equity Interests in any Relevant Company, or redeemed, purchased, or otherwise acquired any Equity Interests in any Relevant Company, other than as contemplated in this Agreement with respect to the Pre-Closing Restructuring;

(xiii)                        merged or consolidated with any Person or entered into any partnership, joint venture, association, or other business organization; or

(xiv)                       other than this Agreement and the Ancillary Documents, entered into any agreement or commitment to do any of the foregoing.

4.7                               Compliance with Laws; Permits.

(a)                                 Compliance. The operations of the Relevant Companies have since the Lookback Date been, and are being, conducted in compliance in all material respects with all Applicable Legal Requirements and Orders. The Relevant Companies are and have since the Lookback Date in material compliance with all filing, disclosure, reporting, notice registration, qualification and licensure requirements under all Applicable Legal Requirements and Orders for themselves and the Employees.

(b)                                 Permits. Each Relevant Company and its directors, officers, employees, agents and other representatives holds all material Permits necessary for the operation of their businesses (collectively, the “Material Permits”). Each of the Material Permits is valid and in full force and effect. None of the Material Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement. No Relevant Company has received any written notification from any Governmental Entity asserting that such Governmental Entity intends to revoke or suspend any Material Permit.

(c)                                  Investigations. In each case to the Seller’s Knowledge, no Relevant Company, nor any of its directors, agents, officers or employees, is under investigation, has been charged or expressly threatened to be charged with, or has received any notice with respect to (i) any material violation of any Applicable Legal Requirement or Order or (ii) any actual or alleged obligation on the part of any Relevant Company to undertake, or to bear all or any portion of the cost of, any corrective action of any material nature.

Except for routine examinations conducted with respect to regulated entities in the regular course of the business of the Relevant Companies, no Governmental Entity has, to Seller’s Knowledge, initiated any other investigation into the business or operations of any Relevant Company.

(d)                                 Disability or Limitations. No Relevant Company is, or has been, subject to any material disability or limitation with respect to the operation or performance of its business by reason of violation of any Applicable Legal Requirement or Order.

(e)                                  Data Protection. Each of the Relevant Companies has fully complied with the requirements of all Applicable Legal Requirements concerning rights in respect of privacy and personal data, including the United Kingdom Data Protection Act 1998, and no Relevant Company has received any notice or complaint alleging non-compliance with such legislation.

4.8                               Regulatory.

(a)                                 Investment Advisory Matters. Section 4.8(a) of the Seller Disclosure Letter sets forth a list of each Relevant Company that is a registered investment adviser under the Investment Advisers Act or similar Applicable Legal Requirements (the “IA Entities”), indicating for each IA Entity the relevant investment adviser registrations held by it. Each IA Entity is, and since the Lookback Date (as required by the Investment Advisers Act or similar Applicable Legal Requirements) has been, duly registered as an investment adviser in accordance therewith.  Each IA Entity has in effect, and since the Lookback Date (as required by Applicable Legal Requirements) has had in effect, compliance policies and procedures required by the Investment Advisers Act and similar Applicable Legal Requirements, and has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 of the Investment Advisers Act.  Copies of all such compliance policies and procedures that are in effect as of the date of this Agreement have been provided or made available to Buyer.  All such compliance policies and procedures comply in all material respects with Applicable Legal Requirements, including Sections 204A and 206 of the Investment Advisers Act.  The Company has provided Buyer with a copy of all SEC inspection or examination disposition letters, and each IA Entity’s response to each such letter, received or sent since the Lookback Date.

(b)                                 Broker-Dealer Matters.  Section 4.8(b) of the Seller Disclosure Letter sets forth a list of each Relevant Company that is a registered broker-dealer under the Exchange Act or similar Applicable Legal Requirements (the “BD Entities”). Each BD Entity is duly registered and in good standing as a broker-dealer with the SEC and FINRA as required by the Exchange Act or the applicable Governmental Entity as required by other similar Applicable Legal Requirements, and is in compliance in all material respects with the applicable provisions of such Applicable Legal Requirements.  Each BD Entity is duly registered as a broker-dealer under, and in compliance in all material respects with, the Legal Requirements of any other jurisdictions in which it is required to be so registered.  Each BD Entity and registered representative thereof is, and since the Lookback Date (as required by Applicable Legal Requirements) has been, duly licensed or qualified in each jurisdiction where the conduct of such BD Entity’s business required such licensing or qualification.  Each of the aforementioned registrations, licenses and qualifications is in full force and effect in all material respects.  Each BD Entity has in effect, and since the Lookback Date as required by Applicable Legal Requirements has had in effect, such written supervisory policies and procedures as may be required by Applicable Legal Requirements and has designated and approved such principals, managers and other supervisors are required under the aforementioned laws, rules and regulations.  All such supervisory policies and procedures that are in effect as of the date of this Agreement have been provided or made available to Buyer. All such supervisory policies and procedures comply in all material respects with Applicable Legal Requirements.  The Company has provided Buyer with a copy of all inspection or examination disposition letters, and each BD Entity’s response to each such letter, received or sent since the Lookback Date.

(c)                                  Regulatory Filings.  Each Relevant Company has timely filed all material filings (including registrations, reports, statements, and notices) required to be filed with the SEC, FINRA, the FCA, the Guernsey Financial Services Commission, and the Dubai Financial Services Authority or any other Governmental Entity since the Lookback Date, including all amendments or supplements to any of the above (the “Filings”).  The Filings, when made, complied in all material respects with all Applicable Legal Requirements and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Buyer complete and correct copies of all Filings made by each Relevant Company since the Lookback Date (including, but not limited to, all filings on Form ADV and Form BD, and all FOCUS reports) (including, for the purposes of this Section 4.8(c), by directing Buyer to the relevant public records).

(d)                                 Regulatory Capital; Custody.  Each Relevant Company has complied with all applicable regulatory net capital requirements and no distribution of cash will be made at or prior to Closing by any Relevant Company (nor is any Relevant Company currently party to an agreement that would require it to make a cash distribution) that will result in it not being in compliance with applicable regulatory net capital requirements. Each Relevant Company (and any third parties holding assets under management of any Relevant Company) is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(e)                                  Margin Accounts. Each extension of credit by any Relevant Company to any Client (a) is in full compliance with the initial margin requirements of Regulation T of the Federal Reserve Board and other Applicable Legal Requirements, (b) is secured by adequate collateral resulting in an equity amount no less than the maintenance equity margins required pursuant to the rules and regulations of any Governmental Entity, and (c) Section 4.8(e) of the Seller Disclosure Letter lists all customer margin accounts (other than customer margin accounts of EOCM) with debit balances in excess of $100,000 that have maintenance equity margins of less than 35% within the account as of the date of this Agreement.

(f)                                   Investment Company Act.  No Relevant Company is an “investment company” or an “affiliated person” of, or a “promoter” or a “principal underwriter” for, an “investment company” within the meaning of the Investment Company Act. No services offered by any Relevant Company require that Relevant Company be registered as an investment company under and within the meaning of the Investment Company Act.

(g)                                  Other Registrations. Except as otherwise disclosed in Section 4.8(g) of the Seller Disclosure Letter, no Relevant Company is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant, swaps dealer, introducing broker, insurance agent, sales person, or transfer agent under any Applicable Legal Requirements.  Each of the officers and employees of the Company and its Subsidiaries who are required to be registered or to make notice filings due to the nature of their work are and have been duly registered or have made such notice filings with all other applicable Governmental Entities, where any such registration is necessary in order for the Relevant Companies to conduct their business as currently conducted in accordance with Applicable Legal Requirements.

(h)                                 SIPC. The Company is a member in good standing of the United States Securities Investor Protection Corporation, and is since the Lookback Date has been in compliance in all material respects with all applicable rules and regulations thereof.

(i)                                     No Disqualifying Events. None of the Relevant Companies, their Affiliates and their respective directors, officers, employees, “associated persons,” and “covered persons” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act since the Lookback Date, (ii) is subject to a “statutory disqualification,” (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of the Company or its Affiliates (including, after the Closing, Buyer and its Affiliates) as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act or (iv) is subject to “bad actor” disqualification under Rule 506(d) under the Securities Act.  There is no Legal Proceeding or investigation pending or, to the Seller’s Knowledge, threatened against any such Persons, that would reasonably be expected to result in any of the foregoing.

(j)                                    No Complaint.  No complaint has been lodged with the United Kingdom Financial Ombudsman Service (or an equivalent entity in any applicable jurisdiction) in relation to the business carried on by the Relevant Companies since the Lookback Date.

(k)                                 Controlled Functions.  Any Employee or Contractor of a Relevant Company who performs, or since the Lookback Date has performed, a controlled function as specified under section 59(3) of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) is, or was at the relevant time, an approved person for the purposes of sections 59(1) and 59(2) of FSMA, as applicable.

(l)                                     Dubai Regulatory. ScotCo is duly licensed and authorized by the Dubai Financial Services Authority and has at all times since the Lookback Date complied with the applicable provisions of the Dubai Financial Services Authority Rulebook.

(m)                             Guernsey Regulatory. PGPL is duly licensed by the Guernsey Financial Services Commission and operates within the confines of such license, which has not been suspended, restricted, modified, amended or had conditions placed on it.

4.9                               Sanctions and Anti-Money Laundering.

(a)                                 None of the Seller Parties, the Relevant Companies, or their respective Affiliates is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, United States Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) (ii) an agent, department, or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person that is subject to any OFAC Sanctions Program, or (iii) otherwise blocked, subject to sanctions under or engaged in any activity in violation of other United States economic sanctions, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States, United Nations or European Union or any enabling legislation or executive order relating to any of the foregoing (collectively, “Economic Sanctions”) (each Person described in clause (i), clause (ii) or clause (iii), a “Blocked Person”).

(b)                                 Since the Lookback Date, the Relevant Companies have complied with Applicable Legal Requirements relating to (i) money laundering, drug trafficking, terrorist related activities or other money laundering predicate crimes, including the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti Money Laundering Laws”) and (ii) bribery and improper payments, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (“Anti-Corruption Laws”).  The Relevant Companies maintain “know your customer” policies and procedures and obtain information concerning customers sufficient to comply with Applicable Legal Requirements.

(c)                                  To the Seller’s Knowledge, none of the Relevant Companies and their Affiliates has, within the last five years, directly or indirectly offered, promised, given, paid or authorized the offer, promise, giving or payment of anything of value to a Governmental Entity or a commercial counterparty for the purposes of:  (i) influencing any act, decision or failure to act by such Governmental Entity in his or her official capacity or such commercial counterparty, (ii) inducing a Governmental Entity to do or omit to do any act in violation of the Governmental Entity’s lawful duty, or (iii) inducing a Governmental Entity or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity;

in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage in violation of any Applicable Legal Requirement or the terms of any Material Contract.

(d)                                 The Relevant Companies have established procedures and controls which to the Seller’s Knowledge are reasonably adequate and effective (and which are in material compliance with Applicable Legal Requirements) to ensure that the Relevant Companies are and will continue to be in material compliance with all Economic Sanctions, Anti Money Laundering Laws and Anti-Corruption Laws. The Company has furnished to Buyer true, correct and complete copies of such procedures and policies as in effect as of the date hereof.

(e)                                  No part of the payments made pursuant to Article 1 constitute or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Sellers or their Affiliates, directly or indirectly, (i) in connection with any investment in, or any transactions or dealings with, any Blocked Person, or (ii) otherwise in violation of Economic Sanctions, Anti Money Laundering Laws or Anti-Corruption Laws.

4.10                        Litigation. Except as otherwise disclosed in Section 4.10 of the Seller Disclosure Letter, there is no Legal Proceeding pending or, to the Seller’s Knowledge, threatened in writing against any Relevant Company, its directors, officers, employees, agents or other representatives (in their capacities as such), or its assets, properties, or businesses. There is no Order outstanding with respect to any Relevant Company, its directors, officers, employees, agents or other representatives (in their capacities as such), or its assets, properties, or businesses.  To the Seller’s Knowledge, no Relevant Company, nor any of its directors, agents, officers or employees, has been (i) subject to any cease and desist, censure or other disciplinary order issued by, (ii) a party to any written agreement consent or disciplinary agreement with, (iii) a party to any commitment letter or similar undertaking to, or (iv) a recipient of any supervisory letter from, any Governmental Entity.

4.11                        Taxes.

(a)                                 All income Tax Returns and all other material Tax Returns of the Relevant Companies required to be filed have been timely filed (taking into account extensions of time in which to file), and all such Tax Returns are true, correct and complete in all material respects. Except for any such Taxes that are not yet delinquent, the Relevant Companies have timely paid all Taxes due and payable (whether or not shown to be due on such Tax Returns).

(b)                                 No Relevant Company has requested any extension of time within which to file any Tax Return which has not yet expired.

(c)                                  There is no action, suit, proceeding, investigation, assessment, adjustment, audit or claim now proposed in writing or, to the Seller’s Knowledge, pending or threatened, against or with respect to any of the Relevant Companies in respect of any Tax. No Relevant Company has requested a private letter ruling, technical advice, or a change of any method of accounting from any Taxing Authority.

(d)                                 There are no outstanding waivers or other agreements or documents extending (or having the effect of extending) any statutory periods of limitation for the assessment, reassessment or collection of Taxes of any Relevant Company and no power of attorney granted by any Relevant Company with respect to any Taxes is currently in force.

(e)                                  There are no Liens for Taxes upon the assets of the Relevant Companies, except for Permitted Liens.

(f)                                   None of the Relevant Companies has ever been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (except for any such group that is comprised solely of Relevant Companies) or has been a party to any tax sharing agreement or arrangement (excluding, for the avoidance of doubt, any commercial agreements or contracts that are not primarily related to Taxes). None of the Relevant Companies is liable for Taxes of any Person other than a Relevant Company as a result of transferee liability, joint and several liability, contractual liability, or otherwise.

(g)                                  At all times since May 1, 1989, TexCo has been a validly electing S-corporation within the meaning of Section 1361 of the Code and will continue to be a validly electing S-corporation within the meaning of Section 1361 of the Code until the TexCo Merger. TexCo, where applicable, had in effect valid elections to be Taxed in a comparable fashion under comparable state, local or foreign Tax law, for the same period. Following the Pre-Closing Restructuring and on the Closing Date, the Company will be classified as a disregarded entity for U.S. federal income tax purposes.

(h)                                 With respect to the Relevant Companies formed in the United States, all income Tax Returns of such Relevant Companies through the year ended December 31, 2011 have been examined and the examinations concluded or are Tax Returns with respect to which the applicable period for assessment, giving effect to waivers and extensions, has expired.

(i)                                     No written claim (or, to Seller’s Knowledge, any unwritten claim) has ever been made by a Taxing Authority in a jurisdiction where a Relevant Company does not file Tax Returns that such Relevant Company is or may be subject to taxation in that jurisdiction.

(j)                                    The Relevant Companies have (i) withheld all required amounts from their employees, agents, contractors, nonresidents, and other persons and remitted such amounts to the proper agencies in accordance with all Applicable Legal Requirements; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign laws) as in effect for the applicable year.

(k)           Except as set forth on Section 4.11(k) of the Seller Disclosure Letter, no Relevant Company has or has had a permanent establishment or foreign branch in any country other than its jurisdiction of organization. No Relevant Company engages or has engaged in a trade or business in any country other than its jurisdiction of formation that would cause that Relevant Company to be obligated to pay Taxes or file Tax Returns in such country.

(l)            Except as a result of the Pre-Closing Restructuring, no Relevant Company has, in the past five years, been a party to a transaction (i) reported or intended to qualify as a reorganization under Code Section 368 or (ii) reported or intended to qualify as a distribution governed by Code Sections 355 or 356.

(m)          The Relevant Companies are, and at all times have been, in compliance with the provisions of Code Sections 6011, 6111, and 6112 relating to tax shelter disclosure, registration, list maintenance and record keeping requirements. No Relevant Company has engaged in any transaction which is (i) a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Sections 6662, 6662A, 6011, 6111, or 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS.

(n)           ScotCo is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing Date; (ii) a transaction occurring on or before the Closing Date reported as an open transaction for applicable income tax purposes, (iii) prepaid amounts received or paid on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date; or (v) an agreement entered into with any taxing authority on or prior to the Closing Date.

(o)           The Relevant Companies are in compliance with the Code and foreign, state and local law relative to obtaining all taxpayer certifications (including executed IRS Forms W-8 and W-9, as applicable) from all persons to whom it makes payments in connection with its business; and each of the Relevant Companies has complied with all withholding and information reporting obligations imposed by the Code, including Sections 1441, 1445 and 1446 of the Code, or any other Applicable Legal Requirement.

(p)           The Relevant Companies do not own or have at any time within the preceding ten years owned any assets which are capital items subject to the capital goods scheme under Part XV of the VAT Regulations 1995.

(q)           To the Seller’s Knowledge, (i) all transfer pricing rules have been complied with, (ii) all documentation required by all relevant transfer pricing laws has been timely prepared, and (iii) each transaction involving a Relevant Company have taken place on arm’s length terms and that sufficient documentation is in place to justify the prices charged on transactions with related parties.

(r)            The U.S. federal income tax basis in the ScotCo A Shares immediately prior to the Closing will not be greater than $2 million.

4.12        Material Contracts.

(a)           Section 4.12(a) of the Seller Disclosure Letter sets forth a list of all of the following Contracts to which any Relevant Company (other than EOCM) is a party, or by which any of them or their respective material properties or assets are subject or bound, whether written or unwritten, and which are valid and in force as at the date of this Agreement (collectively, the “Material Contracts”):

(i)            any currently effective investment banking engagement letter;

(ii)           any other material Contract with any Client involving aggregate consideration in excess of $200,000;

(iii)          any purchase order, agreement, or commitment to purchase any products or services for aggregate consideration in excess of $200,000 over the course of a single calendar year and also in excess of $300,000 over the entire term of such purchase order, agreement, or commitment that either (A) is not performable within six months or (B) is not terminable by each Relevant Company party thereto without payment or penalty upon no more than 30 days’ notice;

(iv)          any loan agreement, promissory note, indenture, letter of credit, or other agreement or instrument evidencing or providing for the borrowing of money, any repurchase agreement or other instrument evidencing Repo Obligations, any contract or agreement for the deferred purchase price of property (excluding normal trade payables), or any agreement or instrument guaranteeing any indebtedness, letters of credit, or obligations to pay the deferred purchase price of property (other than normal trade payables) or to reimburse the maker of any letter of credit or banker’s acceptance or any endorsement of any promissory note, bill of exchange, or other negotiable instrument (other than endorsements of negotiable instruments for collection in the ordinary course of business);

(v)           any agreement guaranteeing any obligations of any Person;

(vi)          any joint venture, partnership, or other arrangement involving a sharing of profits, other than the Organizational Documents of the Relevant Companies;

(vii)         (A) any non-competition, exclusive dealing, non-solicitation or similar agreement and (B) any stand-alone confidentiality agreement or other confidentiality agreement that would materially limit the ability of the Relevant Companies or their Affiliates (including after Closing, Buyer and its Affiliates) to operate their businesses;

(viii)        any agreement with any of the Holders or their Affiliates, other than the Organizational Documents of TexCo and ScotCo;

(ix)          any agreement for the sale of any material assets, other than in the ordinary course of business;

(x)           any agreement that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of the Relevant Companies to own, operate, sell, transfer, pledge, or otherwise dispose of any of their assets or business;

(xi)          any capital lease and any mortgage, deed of trust, security agreement, or other agreement creating a Lien on any assets of the Relevant Companies;

(xii)         each Real Property Lease set forth in Section 4.16(b) of the Seller Disclosure Letter and any material lease (either as lessor or lessee) of personal property;

(xiii)        any agreement relating to Intellectual Property, including any software licenses (other than non-negotiated licenses of off-the-shelf software where the aggregate value of all licenses of the same or similar software is less than $100,000);

(xiv)        any material agreement for capital expenditures;

(xv)         any agreement with a Governmental Entity;

(xvi)        any agreement pursuant to which any Relevant Company is required to make payments in excess of $350,000 over the course of a single calendar year, or in excess of $1,250,000 over the entire term of such agreement;

(xvii)       any ISDA Master Agreement and any other Derivative Transactions entered into by any Relevant Company that are still in effect;

(xviii)      all powers of attorney granted or entered into by any Relevant Company that are still in effect; and

(xix)        any agreement the performance or non-performance of which would reasonably be expected to have a Material Adverse Effect.

(b)           (i) all Material Contracts are in full force and effect and are valid, binding, and enforceable in accordance with their terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws related to the enforcement of creditors’ rights or by general principles of equity; (ii) no Relevant Company is in material breach of any Material Contract; (iii) no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a material default or event of default under any Material Contract by or in respect of any Relevant Company; (iv) to the Seller’s Knowledge, no other party to a Material Contract is in material breach thereof; and (v) to the Seller’s Knowledge, no event has occurred that constitutes, or after the giving of notice or passage of time or both, would constitute, a material default or event of default under a Material Contract by or in respect of any other party to the Material Contract.

(c)           Correct and complete copies of each written Material Contract and summaries of the material terms of each unwritten Material Contract have been provided by Seller to Buyer.

4.13        Employment.

(a)           The Company has provided Buyer with a confidential written list, as of the date hereof, of all Employees employed or engaged by any Relevant Company, specifying with respect to each such Employee:

(i)            name;

(ii)           position or title;

(iii)          status as full-time or part-time (with “full-time” being defined as at least 30 hours per week);

(iv)          to the extent applicable, whether such Employee is currently on family medical leave, maternity or paternity leave, military leave, disability or ill-health leave or other leave of absence;

(v)           current salary, draw, hourly-rate of compensation or other remuneration (excluding future discretionary bonuses);

(vi)          bonus or incentive compensation eligibility;

(vii)         for all Employees, classification as exempt or non-exempt under the Fair Labor Standards Act;

(viii)        initial date of employment or service;

(ix)          accrued but unused vacation or holidays and sick pay (whether in the form of paid time off, extended illness bank plans, or some other form) as of the date the list is prepared;

(x)           principal work location;

(xi)          applicable employer or engaging entity;

(xii)         notice periods contemplated under the employment and services agreements of ScotCo employees;

(xiii)        status as an employee, independent contractor, contract or temporary worker, or secondee; and

(xiv)        the immigration (including work permit) status of each employee subject to an international assignment or secondment or working as a third country national.

(b)           The Company has provided Buyer with a confidential written list as of the date hereof, of all Contractors with whom any Relevant Company has entered into a written Contract (excluding independent directors, independent committee member, and similarly situated individuals), specifying with respect to each such Contractor:

(i)            name;

(ii)           a detailed description of services provided;

(iii)          payment terms;

(iv)          start date and anticipated end date of engagement; and

(v)           length of any notice or termination provision.

(c)           The Company has provided to Buyer true and correct copies of all agreements covering any Employee or Contractor of any Relevant Company as of the date of this Agreement, including: (i) employment and independent contractor contracts and service contracts with employees; (ii) outstanding offer letters, (iii) a form of bonus or commission arrangements, (iv) severance or change-in-control agreements, sale bonus or transaction agreements, deferred compensation arrangements and other arrangements relating to compensation; and (v) forms of non-competition, non-solicitation, and confidentiality agreements.

(d)           No Employee is absent or scheduled to be absent from work on secondment or due to a leave (whether paid or unpaid), including disability or medical leave, but excluding vacation.  No Employee or Contractor is currently receiving benefits under any permanent health insurance scheme (as such term is commonly understood in the UK) operated or provided by any Relevant Company and no claim for such benefits is outstanding, pending or anticipated.

(e)           None of the Employees or Contractors employed or engaged by any Relevant Company as of the date of this Agreement has given notice terminating his, her or its employment, employment contract, or other engagement with the Relevant Companies.  No offer of employment or engagement has been made by any Relevant Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(f)            None of the Employees or Contractors has been given a notice of termination, nor is there any Liability outstanding to any Employee or Contractor employed or engaged by any Relevant Company as at the date of this Agreement or any former employee of any Relevant Company or any individual formerly engaged as an independent contractor, contract employee or temporary employee by any Relevant Company, except for remuneration or other benefits which have accrued during the 30 day period prior to the date on which this Agreement is signed, and all such remuneration or other benefit that has fallen due for payment has been paid.

(g)           Employee or Contractor is subject to a non-competition or similar restriction limiting such Employee’s or Contractor’s ability to be employed or engaged by any of Parent, Buyer, the Relevant Companies or their Affiliates after the Closing in the same capacity as such Employee or Contractor is currently employed or engaged by the Relevant Companies.

(h)           With respect to all Employees, Contractors, and former employees and independent contractors of each Relevant Company, such Relevant Company: (i) is in material compliance with all material Applicable Legal Requirements respecting labor and employment, employment practices, terms and conditions of employment, wages and hours, employee classification (including classification of employees as exempt or non-exempt under the Fair Labor Standards Act and similar state or applicable foreign laws), overtime compensation, workers’ compensation, equal employment opportunity, equal pay or treatment, discrimination, victimization or harassment on the basis of any protected classification, fixed term employment, dismissal, pensions, end-of-service benefits, working time, work permits, residence visas, immigration control, information and consultation, leaves of absence ( including maternity, paternity, parental) and related pay, and immigration control; (ii) has withheld and reported in a timely manner all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries, end-of-service and other payments and benefits; (iii) is not liable for any arrears of wages, other than in the ordinary course of business, or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits or social security.

(i)            There are no pending actions, proceedings, claims, suits, investigations, labor disputes, arbitrations, administrative charges, disciplinary processes or grievances pending as of the date of this Agreement relating to any matter involving any Employee, Contractor or any former employee or independent contractor who is or was employed or engaged by any Relevant Company, nor, to the Seller’s Knowledge, are any such matters anticipated, pending or threatened.

(j)            There are no strikes, work stoppages, picketing, or slowdowns or labor disputes or claims of unfair labor practices pending or, to the Seller’s Knowledge, threatened against any Relevant Company.  No Employees are represented by a union, trade union, or works council or otherwise subject to any collective bargaining agreement or other union, association, or similar contract.  To the Knowledge of Seller, no union or association organizing or election activities involving any non-union employees are in progress or have been threatened.

(k)           All material personnel policies and procedures applicable to the Employees are in writing and up-to-date. There are no personnel manuals, handbooks, policies, rules or procedures (whether written or verbal, contractual or non-contractual) applicable to Employees, other than those set forth in Section 4.13(k) of the Seller Disclosure Letter.

(l)            Except as set forth on Section 4.13(l) of the Seller Disclosure Letter, all contracts between any Relevant Company and its or their Employees are terminable at will, or in the case of Employees outside the United States, on not more than three months’ notice without compensation or any Liability on the part of the Relevant Company.

(m)          All Persons performing services for any Relevant Company who are classified and treated as independent contractors or other similar capacity are properly classified under any Applicable Legal Requirements.

(n)           The Relevant Companies maintain required records for each Employee and Contractor in accordance with all Applicable Legal Requirements.

(o)           No Relevant Company has received since the Lookback Date any written notice or other written communication from any Governmental Entity or third party regarding any violation or alleged violation of any Applicable Legal Requirement relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the country in which they are employed.  The Relevant Companies have in their files, to the extent required, a Form I-9 or similar documentation of work authorization that complies with Applicable Legal Requirements for each Employee or former employee of any Relevant Company.  Every director, Employee and Contractor who requires permission to work in their respective country or countries has current and lawful permission to work under all Applicable Legal Requirements.

(p)           With respect to the transactions contemplated herein, including any Pre-Closing Restructuring, any notice or consultation required under any Applicable Legal Requirement or collective bargaining agreement with respect to any Employee has been given, or carried out, all bargaining consultation and notification obligations with any Employee representatives have been satisfied and the Relevant Companies have complied with TUPE to the extent applicable under any Applicable Legal Requirement.

(q)           Throughout the past two years, the Relevant Companies have not implemented any (i) redundancies or (ii) plant closing or layoff of employees which plant closing or layoff would, alone or in combination with other events, reasonably be expected to implicate the United States Worker Adjustment and Retraining Notification Act of 1988, TUPE or any similar Applicable Legal Requirement. No redundancies, plant closures or layoffs of Employees are planned or envisaged by any Relevant Company as of the date of this Agreement.

(r)            No Relevant Company plans to vary (whether to take effect before, on or after the date of this Agreement) any of the material terms of employment or engagement or benefits or other entitlements of any of the Employees or Contractors, except in the ordinary course of business.

(s)            Within the past five years there has been no relevant transfer under TUPE affecting any Relevant Company or any Employee or former employee and no such transfer is planned or envisaged by any Relevant Company.

(t)            Section 4.13(t) of the Seller Disclosure Letter sets forth a full and complete list of those persons who comprise BIPRU Remuneration Code staff in relation to ScotCo (“Code Staff”) and the terms of employment and remuneration arrangements for each of the Code Staff and the remuneration policies of ScotCo are in compliance with the BIPRU Remuneration Code as applicable to ScotCo.

4.14        Employee Benefits.

(a)           Each Pension Plan, each Welfare Plan, and each other deferred compensation, bonus, commission, incentive, stock incentive, stock option, stock purchase, stock appreciation, phantom equity, equity-based compensation, profit sharing, severance, change in control, retention, pension or retirement, end-of-service benefit, superannuation scheme, save-as-you-earn (SAYE), health, medical, prescription drug, dental, vision, disability, life insurance, permanent health insurance, private medical insurance, car allowance, company car, accidental death and dismemberment, welfare, flexible spending account, transportation, sick pay, vacation pay, paid time off, holiday, leave of absence, salary continuation, educational assistance, adoption assistance, service award, perquisite, fringe benefit, employment agreement or other employee benefit plan, program, practice, requirement or arrangement that is currently maintained by the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates is under any current obligation to contribute, maintain, operate or has Liability (collectively, the “Company Employee Plans”), is listed in Section 4.14(a) of the Seller Disclosure Letter and, to the extent a Company Employee Plan is evidenced by documents, true and complete copies thereof have been provided to Buyer, and to the extent a Company Employee Plan is not evidenced by documents, a written summary of the material terms has been provided.  In addition, the Company has provided (i) copies of the summary plan descriptions and summary of material modifications of each Company Employee Plan, (ii) copies of the most recent determination letter (or advisory or opinion letter as applicable) issued by the IRS with respect to each Pension Plan that is a Company Employee Plan or proof of registration under Applicable Legal Requirements, where applicable, (iii) copies of the most recent actuarial report for each Pension Plan, where applicable, (iv) copies of any annual reports required to be filed with any Governmental Entity, including Form 5500 Series, with respect to each Company Employee Plan for the three most recent plan years of such plan, where applicable, (v) copies of each trust agreement, group annuity contract, funding arrangement and service agreements related to Company Employee Plans, and any amendments thereto, and (vi) all rulings, opinions and correspondence issued by a Governmental Entity since the Lookback Date for any Company Employee Plan.

(b)           Except as listed in Section 4.14(b) of the Seller Disclosure Letter, neither the Company nor any of its ERISA Affiliates are party to, bound by or proposing to introduce in respect of any of the Employees or Contractors any (i) new Company Employee Plan; or (ii) scheme pursuant to which any individual receives more than his or her statutory entitlements on termination of employment or engagement, whether through redundancy or otherwise.

(c)           Except as listed in Section 4.14(c) of the Seller Disclosure Letter, each of Company and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Company Employee Plans or Applicable Legal Requirements, and no Company Employee Plan has a material deficit or is materially underfunded.

(d)           Since the Lookback Date, each Company Employee Plan (and any related trust, insurance contract, or other funding instrument) has been maintained and administered in material compliance with all Applicable Legal Requirements and with its terms, and all reports required to be filed with any Governmental Entity with respect to each Company Employee Plan have been timely filed.  To the Seller’s Knowledge, no facts or circumstances exist that would reasonably be expected to adversely affect the preferential Tax treatment granted to any Company Employee Plan, as applicable, and each Company Employee Plan that is intended to meet the Applicable Legal Requirements regarding qualification or registration for preferential Tax treatment status, such as a tax-qualified plan under section 401(a) of the Code has received a favorable determination, advisory or opinion letter from the IRS to such effect or similar letter as to registered status from the applicable Governmental Entity.

(e)           There is no Legal Proceeding pending or, to the Seller’s Knowledge, threatened against the Company or any of its ERISA Affiliates or, to the Seller’s Knowledge, any Company Employee Plan, or any plan fiduciary by any Governmental Entity, with respect to any Company Employee Plan, except for routine claims for benefits, appeals of such claims and domestic relations order proceedings.  Neither the Company nor any of its ERISA Affiliates nor, to the Seller’s Knowledge, any plan fiduciary of any Pension Plan or any Welfare Plan that is a Company Employee Plan (i) has engaged in any transaction in violation of section 406 of ERISA for which no exemption exists or (ii) has engaged in any “prohibited transaction” (as defined in section 4975(c)(1) of the Code) for which no exemption exists, or (iii) is subject to any Tax imposed by the Code with respect to any Company Employee Plan.

(f)        Except as listed in Section 4.14(f) of the Seller Disclosure Letter, neither the Company nor any of its ERISA Affiliates currently maintains, nor at any time in the six calendar years ending immediately prior to the calendar year in which the Closing Date falls maintained, or had an obligation to contribute to, (i) any defined benefit pension plan (regardless of whether subject to Title IV of ERISA or similar Applicable Legal Requirement), (ii) any occupational pension plan, (iii) any “multiemployer plan” as defined in section 3(37) of ERISA or a scheme or plan sponsored by or affiliated with a collective bargaining unit, (iv) a “multiple employer plan” as defined in section

4063 of ERISA, (v) a “multiple employer welfare arrangement” as defined in section 3(40) of ERISA or (vi) superannuation plan under Applicable Legal Requirements.

(g)           Except as listed in Section 4.14(g) of the Seller Disclosure Letter, no Company Employee Plan provides health, dental, life insurance benefits, permanent health insurance benefits, private medical benefits or other welfare benefits to any former employee of the Company or an ERISA Affiliate, or any dependent of any such former employee, following termination of the employee’s employment, except as may be required by COBRA or any similar Applicable Legal Requirement and at the expense of the former employee or dependents thereof.  To the Seller’s Knowledge, the requirements of COBRA and any similar requirements under any other Applicable Legal Requirement or insurance policy relating to continuation of employee welfare benefits have been satisfied with respect to each Company Employee Plan that is subject to such requirements.  Except as listed in Section 4.14(g) of the Seller Disclosure Letter, no Relevant Company is bound by any agreement (including any collective bargaining agreement, individual employment agreement or policy) to maintain any Company Employee Plan, and each Company Employee Plan is terminable at the discretion of the Relevant Companies without Liability to the Company or any of the Relevant Companies upon or following such termination.

(h)           Each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of section 409A(d)(1) of the Code and any benefit or award thereunder has been maintained and operated in material compliance with section 409A of the Code and the guidance thereunder, and has been timely amended to demonstrate documentary compliance with section 409A of the Code.

(i)            Except for the potential payments from the Incentive Pool contemplated by this Agreement, the consummation of the transactions contemplated in this Agreement (including the Pre-Closing Restructuring and the Post-Closing Restructuring), whether alone or in combination with other events, will not result in any new or increased obligations to Employees, Contractors or directors, including severance pay due to a change of control, increased or accelerated vesting or benefit accruals, acceleration of payment, or guarantees or terminations of employment, or restrictions on changes in terms or conditions of employment for any period following the consummation of the transactions contemplated in this Agreement.

(j)            No Company Employee Plan is subject to Section 457A of the Code.

(k)           Section 4.14(k) of the Seller Disclosure Letter contains a complete and accurate list of any Person, if any, who is receiving continuation coverage under COBRA or other Applicable Legal Requirement as of the date of this Agreement, and the Company shall supplement such list to be complete and accurate as of the Closing Date.

4.15        Personal Property. Each Relevant Company has good and valid title to, or a valid and binding leasehold or license interest in, and the right to use, all material personal property and assets reflected in the Previous Accounts for the year ended June 30, 2015 (other than personal property and assets disposed of in the ordinary course of business). Such personal property and assets are free and clear of all Liens except Permitted Liens.

4.16        Real Estate.

(a)           No Relevant Company owns, or has owned, any real property within the last five years. No Relevant Company has any Liabilities in connection with any previously owned real property and no Relevant Company has given any guaranty or indemnity in connection with previously owned real property.

(b)           Section 4.16(b) of the Seller Disclosure Letter identifies all leases and other arrangements (the “Real Property Leases”) under which, as of the date of this Agreement, any Relevant Company (other than EOCM) uses, occupies, or has the right to use or occupy, now or in the future, any real property (the building space and other improvements covered by the Real Property Leases being collectively called the “Leased Real Property”). The Leased Real Property is the only real property occupied by any Relevant Company (other than EOCM).

(c)           To the Seller’s Knowledge, each Real Property Lease is valid, binding, in full force and effect, and enforceable in accordance with its terms (except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity).  All rent and other sums and charges payable by the applicable Relevant Company as tenant thereunder are current and not delinquent. No Relevant Company has received any written notice of, nor does the Seller have Knowledge of, default or termination under any Real Property Lease.  No Relevant Company party (and, to the Seller’s Knowledge, no other party) is in breach of any of the Real Property Leases, no termination event or condition or uncured default on the part of any Relevant Company exists under any of the Real Property Leases and no event has occurred and no condition exists that constitutes or, with the giving of notice or the lapse of time or both, would constitute, such a default or termination event or condition.

(d)           The Company has provided to Buyer correct and complete copies of each Real Property Lease, and any estoppel certificates, deeds of variation, licenses, options, consents, subordination agreements or similar instruments that would preclude assertion of any claim by the tenant under any Real Property Lease, affect any of the tenant’s rights or obligations under any Real Property Lease, or otherwise be binding upon any successor to any Relevant Company’s position under any Real Property Lease.

(e)           Except for the Real Property Leases, there is no lease (including any sublease) or occupancy agreement in effect with respect to any Leased Real Property. To the Seller’s Knowledge, there is no pending or threatened proceeding regarding condemnation or other eminent domain proceeding affecting any Leased Real Property or any sale or other disposition of Leased Real Property in lieu of condemnation. The Company has good title to the leasehold estate and other rights of the tenant with respect to the property affected by each Real Property Lease, free and clear of all Liens, except for (i) Permitted Liens or (ii) any Lien on the applicable fee title, the payment or performance of which is not the responsibility of the Relevant Company as tenant under the applicable Real Property Lease and which would not reasonably be expected to interfere with the Relevant Company’s use of such Leased Real Property.

(f)            The use and occupancy by the Relevant Companies of the Leased Real Property is in compliance in all material respects with all Applicable Legal Requirements.

(g)           The consummation of the transactions contemplated by this Agreement will not constitute a default or event of default under any of the Real Property Leases. As of the Closing, the Company will have obtained (to the extent required under the applicable Real Property Lease) the written consent of the landlord of each Real Property Lease to the consummation of the transactions contemplated by this Agreement.

(h)           No Relevant Company has exercised any option or right to terminate, renew, or extend or otherwise affect the rights or obligations of the tenant under any Real Property Lease.

4.17        Intellectual Property.

(a)           Section 4.17(a)(1) of the Seller Disclosure Letter sets forth all registered (and all applications for registration of) Intellectual Property owned by the Relevant Companies (other than EOCM).  The Relevant Companies own (free and clear of all Liens, other than Permitted Liens) the Intellectual Property set forth in Section 4.17(a)(1) of the Seller Disclosure Letter and all other Intellectual Property purported to be owned by the Relevant Companies.  Section 4.17(a)(2) of the Seller Disclosure Letter sets forth all licenses that grant the use of third-party Intellectual Property to the Relevant Companies.

(b)           All registered patents, copyrights, trademarks, and service marks listed or required to be listed in Section 4.17(a)(1) of the Seller Disclosure Letter, (i) if owned by the Relevant Companies and (ii) if licensed, to the Seller’s Knowledge, are valid and subsisting and in full force and effect and are not subject to any taxes or other fees except for periodic filing, maintenance fees and any other patent processing fees.  In addition, the registered patents, copyrights, trademarks, and service marks listed or required to be listed in Section 4.17(a)(1) of the Seller Disclosure Letter are not subject to any maintenance fee or non-extendable action that is due within 30 days after the Closing Date.

(c)           The Relevant Companies possess all necessary rights and permissions to, and upon the consummation of the transactions contemplated by this Agreement will still possess all necessary rights and permissions to, all Intellectual Property used in the operation of the business of the Relevant Companies or necessary for the ordinary course of business of the Relevant Companies.  To the Seller’s Knowledge, since the Lookback Date, no Relevant Company has infringed upon, misappropriated or violated the Intellectual Property of any other Person, and, to the Seller’s Knowledge, no other Person is infringing upon, misappropriating or violating the Intellectual Property of any Relevant

Company.  Since the Lookback Date, no Relevant Company has sent any written charge, complaint, claim, demand or notice, alleging that any manufacture, importation, use, sale or offer to sell any good or service of any other Person infringes upon, misappropriates or violates any Intellectual Property owned by the Relevant Companies.

(d)           No claims or proceedings are pending or, to the Seller’s Knowledge are threatened, against the Relevant Companies, alleging that either a Relevant Company has infringed upon or otherwise violated, or caused or induced any Person to infringe upon or otherwise violate, any known right or claimed right of any Person under or with respect to any Intellectual Property of any other Person.

(e)           To the Seller’s Knowledge, no Relevant Company has used any confidential information or trade secrets in violation of the rights of any Person.

(f)            The Relevant Companies have taken commercially reasonable efforts to maintain the secrecy of all of the Relevant Companies’ confidential information.  To the Seller’s Knowledge, no Relevant Company has disclosed to any Person not obligated to maintain the confidentiality thereof any trade secret or other Intellectual Property the value of which is contingent upon confidentiality without securing an appropriate confidentiality agreement, and to the Seller’s Knowledge there have been no violations of any such confidentiality obligations owed to the Relevant Companies.

4.18        Information Technology.

(a)           Section 4.18(a) of the Seller Disclosure Letter lists all Proprietary Software that is used by the Relevant Companies or that is under development by any Relevant Company.  Such Proprietary Software functions for its intended uses.  The documentation and the source code with its embedded commentary, descriptions, and indicated authorship, the specifications and the other informational materials that describe the operations, functions, and technical characteristics applicable to the Proprietary Software disclosed in Section 4.18(a) of the Seller Disclosure Letter are sufficient to permit the Relevant Companies to support and maintain their businesses as currently conducted.  The Relevant Companies are entitled, and will remain entitled after the Closing, to use all Proprietary Software and all other computer software that is used or relied on by any Relevant Company for its operations pursuant to licenses granted to the Company by the owner or licensee of such software.

(b)           The Relevant Companies have taken commercially reasonable actions to protect the data contained in the Information Technology Systems directly related to the business of the Relevant Companies and to protect against (1) any protective, encryption, security, or lock-out devices that might in any way interrupt, discontinue, or otherwise adversely affect the use of such Information Technology Systems; and (2) any so-called computer viruses, worms, trap or back doors, Trojan horses, or any other instructions, codes, programs, data, or materials (collectively, “Malicious Instructions”) that could improperly interfere with the operation or use of such Information Technology Systems.

(c)           Since the Lookback Date, none of the Information Technology Systems owned or used by the Relevant Companies have, to the Seller’s Knowledge, experienced any material bugs, failures, breakdowns, continued substandard performance, Malicious Instructions, unauthorized disclosures of client or business information, data losses, data-integrity problems, hacking attempts, or security breaches that, alone or in the aggregate, has or would reasonably be expected to result in or contribute to (i) any substantial disruption or interruption in or to the use of any such Information Technology Systems, (ii) any material violation of any Applicable Legal Requirement or Contract or (iii) an impairment of the ability of the Relevant Companies to conduct of their business as currently conducted. The Information Technology Systems were designed to be adequate to enable the Relevant Companies to comply with their data retention and security obligations under Applicable Legal Requirements and Contracts.

(d)           No Relevant Company is subject to any “open source” or “copyleft” obligations or otherwise required to make generally available, or make any public disclosure of, or grant compulsory licenses to any source code of the Proprietary Software.

(e)           The applicable Relevant Company owns or has a valid license or right to use or possess all of the Content used or located on the Information Technology Systems and on the Relevant Company’s web sites.

4.19        Insurance. Section 4.19(a) of the Seller Disclosure Letter sets forth a list of all material insurance policies taken by the Relevant Companies (other than EOCM) and the amount of coverage of and risks insured by such policies. Such insurance policies provide all coverage required by Applicable Legal Requirements and the terms and conditions of the Real Property Leases and other Material Contracts, if applicable. All premiums due and payable under all such policies and bonds have been paid, and the Relevant Companies are otherwise in compliance with the terms of such policies and bonds in all material respects. To the Seller’s Knowledge, no insurance carrier has threatened in writing termination of, or premium increase outside the ordinary course of business with respect to, any such policies.  The insurance coverages listed on Section 4.19(b) of the Seller Disclosure Letter are not necessary, to the Seller’s Knowledge, for the operation of the business of the Relevant Companies or in order to comply with any Applicable Legal Requirements or Contracts.

4.20        Environmental.

(a)           The Relevant Companies have obtained all material Permits that each is or was required to obtain to be in material compliance with any Environmental Law. The Relevant Companies are and have been in compliance with all Environmental Laws and the terms and conditions of all material Permits issued with respect to the Relevant Companies pursuant to any Environmental Law, except as would not reasonably be expected to have a Material Adverse Effect. To Seller’s Knowledge, no incident, condition, change, effect or circumstance with respect to the Relevant Companies has occurred or exists that could reasonably be expected to prevent or interfere with such compliance by the Relevant Companies in the future, including any failure to make a timely application or submission for renewal of any such Permit.

(b)           There is no Environmental Claim pending or, to the Seller’s Knowledge, threatened against any Relevant Company or against any Person whose Liability for such Environmental Claim any Relevant Company has retained or assumed by Contract or under any Applicable Legal Requirement. No incident, condition, change, effect or circumstance has occurred or, to Seller’s Knowledge, exists that could reasonably be expected to form the basis of an Environmental Claim against any Relevant Company or against any Person whose Liability for such Environmental Claim any Relevant Company has retained or assumed by Contract or under any Applicable Legal Requirement.

(c)           There is not present in, on or under any of the Leased Real Property any Hazardous Substance in such form or quantity as to create any material Liability of any Relevant Company under any Environmental Law. No Relevant Company has installed, used, generated, treated, disposed of or arranged for the disposal of any Hazardous Substance in any manner so as to create any material Liability under any Environmental Law or any other material Liability for any Relevant Company or any of its Affiliates (including, after Closing, Parent, Buyer and their Affiliates).

4.21        Customers.

(a)           Brokerage Agreements. Section 4.21(a) of the Seller Disclosure Letter sets forth (A) a form of each Brokerage Agreement, relating to the rendering of services by the Relevant Companies (other than EOCM) to broker-dealer Clients, and (B) a list of Brokerage Agreements with provisions materially different from such form of Brokerage Agreement.

(b)           Investment Advisory Business. Section 4.21(b) of the Seller Disclosure Letter sets forth (A) a form of each agreement or arrangement for the performance of investment advisory services, and all amendments thereto, in effect on the date hereof relating to the rendering of services by the Relevant Companies to each such Client, and (B) a list of the aggregate assets of the Clients under management, respectively, as of June 30, 2014, June 30, 2015, September 30, 2015 and October 31, 2015.

(c)           Client Origination and Servicing. Each Client has been in all material respects originated and serviced (i) in conformity with the applicable policies of the Relevant Companies, (ii) in accordance with the terms of any applicable Contract governing the relationship with such Client, (iii) in accordance with any instructions received from such Client and (iv) in compliance with all Applicable Legal Requirements and the Relevant Companies’ Organizational Documents.

(d)           Bundled Fee Accounts. No Client is charged a single fee for two or more separate services.

(e)           Referral Fees. No Relevant Company is obligated to pay any material referral fees, finders’ fees, retrocessions or similar fees or compensation with respect to any of its Clients.

(f)            Fee Reductions. No Contract governing a relationship with a Client provides for any material reduction of fees charged (or in other compensation payable to the Company thereunder) at any time subsequent to the date hereof or contains any undertaking by any Relevant Company to cap fees or to reimburse any or all fees thereunder.

(g)           Affiliate Relationships. No Holder or any of their respective directors, officers, employees or affiliates (i) is the beneficial owner of any interest in any of the accounts maintained on behalf of any Clients or (ii) is a party to any Contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any Client after the Closing.

(h)           Material Clients. Section 4.21(h) of the Seller Disclosure Letter sets forth a complete and accurate list of the names of each of the Clients that accounts for 5% or more of the Company’s consolidated revenues for any of its two most recent fiscal years.

4.22        Related Party Transactions. Except with respect to any amounts to be repaid or Contracts to be terminated at the Closing:

(a)           no Relevant Company has any Liability for indebtedness for borrowed money owing to any Holder or any shareholder, member, equity holder, consultant, employee, or Affiliate of any Relevant Company;

(b)           no Holder or any shareholder, member, equity holder, consultant, employee, or Affiliate of any Relevant Company has, or on the Closing Date will have, any Liability for any indebtedness for borrowed money owing to any Relevant Company, except for ordinary business expense advances; and

(c)           no Holder or shareholder, member, equity holder, consultant, employee, or Affiliate of any Relevant Company or, to the Seller’s Knowledge, any individual related by blood, marriage, or adoption to any such Person, is a party to any Contract or transaction with any Relevant Company that will survive the Closing or has any material interest in any property or asset used by any Relevant Company (including any Intellectual Property or Proprietary Software ), in each case involving amounts in excess of $25,000.

4.23        Finders or Investment Bankers.  Other than Berkshire Capital Securities LLC (the fees and expenses of which constitute Company Transaction Expenses), none of the Holders (or any of their officers, directors, or Affiliates) or the Relevant Companies has employed or will employ any investment banker, business consultant, financial adviser, broker, or finder in connection with the transactions contemplated by this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Parent and Buyer, jointly and severally, represent and warrant to the Company and the Seller Parties as follows:

5.1          Corporate Organization.

(a)           Each of Parent and Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted, except for such failures that, individually or in the aggregate, except for such failures that, individually or in the aggregate, would not be reasonably likely to materially impair the ability of Parent and Buyer to consummate the transactions contemplated by this Agreement.

(b)           Each of Parent and Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures that, individually or in the aggregate, would not be reasonably likely to materially impair the ability of Parent and Buyer to consummate the transactions contemplated by this Agreement.

5.2          Authorization and Execution. Each of Parent and Buyer has the organizational power and authority required to execute and deliver this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by each of Parent and Buyer of this Agreement and the Ancillary Documents to which each of them is a party and the consummation by Parent and Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Parent and Buyer, subject to subsequent approval of the issuance of certain of the Parent Common Stock to be issued at Closing. This Agreement has been, and at the Closing the applicable Ancillary Documents will be, duly and validly executed and delivered by each of Parent and Buyer, and this Agreement constitutes, and at the Closing each applicable Ancillary Document will constitute, a legal, valid, and binding agreement on the part of each of Parent and Buyer, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

5.3          Non-Contravention; Notices, Consents, and Approvals. The execution, delivery, and performance by each of Parent and Buyer of this Agreement and the Ancillary Documents to which it is a party and the consummation by Parent and Buyer of the transactions contemplated hereby and thereby will not (except as would not, individually or in the aggregate, materially impair the ability of Parent or Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Documents):

(a)           conflict with or result in any breach of any provision of the Organizational Documents of Parent or Buyer;

(b)           require Parent or Buyer to obtain or make any Governmental Consents, except for (ii) the approval of FINRA pursuant to NASD Rule 1017, (ii) the filing with the SEC of an amendment to the Uniform Application for Broker-Dealer Registration on Form BD; (iii) the filing with the SEC of required Exchange Act reports, including a Current Report on Form 8-K relating to the execution of this Agreement, (iv) the filing of a material change notice with The Depository Trust & Clearing Corporation (DTCC); (v) such filings as may be required under the HSR Act, (vi) the approval of the FCA pursuant the Financial Services and Markets Act 2000; (vii) certain filings or approvals of the Guernsey Financial Services Commission with respect to PGPL and the Sponsored Funds; and (viii) notification to the Dubai Financial Services Authority;

(c)           violate any Applicable Legal Requirements or Orders;

(d)           violate, conflict with, or result in the breach of any of the terms of, accelerate, result in a modification of the effect of, require the consent of or other action by any Person under, or cause the termination of or give any other contracting party the right to terminate, or constitute a default (or give rise to any right of termination, cancellation, or acceleration) under, or create a penalty under, any provision of any material Contract to which Buyer is a party or to which it is subject.

5.4          Pending Actions. There is no pending or, to the Buyer’s Knowledge, threatened in writing, Legal Proceeding against or relating to Parent or Buyer to restrain or prevent the carrying out of the transactions contemplated by this Agreement or that would be reasonably likely to materially impair the ability of Parent or Buyer to perform its obligations under this Agreement.

5.5          Investment Intention. Buyer is acquiring the Purchased Interests for its own account, for investment purposes only, and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Buyer understands that the Purchased Interests have not been registered under the Securities Act and may not be offered or sold without compliance with applicable securities laws, whether through registration of the offer and sale of such shares, the filing of, and obtaining of a final receipt for, a prospectus in respect of such offer and sale of such shares, or in reliance upon one or more exemptions from registration or prospectus requirements available under applicable securities laws. Buyer is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act. Buyer has such knowledge and experience in financial, tax, and business matters in general, and investments in securities in particular, that Buyer is capable of evaluating the merits and risks relating to Buyer’s acquisition of the Purchased Interests and making an informed investment decision with respect to such acquisition.

5.6          Financial Capability. On the Closing Date, Buyer will have available the funds necessary to consummate the transactions contemplated herein. Buyer’s obligations hereunder are not subject to any conditions regarding Buyer’s ability to obtain financing for the consummation of the transactions contemplated hereby.

5.7          Solvency. Buyer and Parent are not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay, or defraud either present or future creditors. At and immediately after the Closing, and after giving effect to the Closing and the other transactions contemplated hereby and assuming the accuracy of the representations and warranties in Articles III and IV, Buyer (a) will be solvent; (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

5.8          SEC Reports.

(a)           Since January 1, 2014, Parent has timely filed all reports, schedules, forms, statements, exhibits and other filings, together with any amendments required to be made with respect thereto, that it has been required to file with the SEC pursuant to the reporting requirements of the Exchange Act (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “SEC Reports”). As of the respective dates of their filing with the SEC, the SEC Reports complied in all material respects with the rules and regulations of the SEC under the Exchange Act, and none of the SEC Reports, as of the respective dates of their filing with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

(b)           The financial statements and notes contained or incorporated by reference in the SEC Reports (the “Parent Financials”), fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and the consolidated results of Parent’s operations, changes in shareholders’ equity, and cash flows then ended and for the periods referred to in such financial statements, all in accordance with (i) Applicable Accounting Standards applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). Parent is in compliance in all material respects with the applicable listing requirements of the New York Stock Exchange and Parent has not received written notice from the New York Stock Exchange regarding any failure to so comply.

(c)           Except as and to the extent reflected or reserved against in the Parent Financials, as of the date of such Parent Financials, Parent had not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with Applicable Accounting Standards that was not adequately reflected or reserved on or provided for in the Parent Financials.

5.9          Finders or Investment Bankers. None of Parent, Buyer, and their respective officers, directors, or Affiliates has employed any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement to whom Sellers could thereby have Liability.

5.10        Parent Capitalization.

(a)           As of date hereof, the authorized capital stock of Parent consists solely of 100,000,000 shares of Parent Common Stock, of which 15,187,330 shares were issued and outstanding as of October 23, 2015.  All outstanding shares of Parent Common Stock have been duly authorized and validly issued in accordance with Applicable Legal Requirements, are fully paid and nonassessable and were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities Applicable Legal Requirements, or pursuant to valid exemptions therefrom Except as disclosed in the SEC Reports or in the ordinary course of business, as of September 30, 2015: (i) there are no Share Equivalents applicable to any capital stock or other equity interests of Parent or any of its Subsidiaries obligating Parent or its Subsidiaries (A) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or the capital stock or other equity interests of any of its Subsidiaries or any securities or obligations convertible into or exchangeable for any such shares, or (B) to grant, extend or enter into any such Share Equivalents; (ii) Parent is not party to any material Contracts with respect to (or which affect) the voting, giving of written consents with respect to the voting, transfer, conversion, issuance, or registration, of the Parent Common Stock or the capital stock or other equity interests of any of its Subsidiaries; and (iii) there are no outstanding obligations of Parent or any of its Subsidiaries to redeem, repurchase, or otherwise acquire any of the Parent Common Stock or the capital stock or other equity interests of any of its Subsidiaries.

(b)           No stock plan, stock purchase, stock option or other agreement or understanding between Parent or its Subsidiaries and any holder of the capital stock of Parent or the capital stock or other equity interests of any of its Subsidiaries, or rights exercisable or convertible therefor, provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding, including adjustments to or resets of the exercise price of any outstanding security of Parent or any of its Subsidiaries, as a result of the consummation of the transactions contemplated hereby.

(c)           As of the Closing, the issuance of the Parent Common Stock to be issued pursuant to Section 1.2(c) will have been duly authorized by Parent and, when issued and delivered to the applicable Holders in accordance with the terms of this Agreement, the Parent Common Stock will be validly issued, fully paid and nonassessable, free of any and all Liens other than Permitted Equity Liens and any Liens arising under this Agreement or the Equity Consideration Restricted Stock Agreements, and, assuming the accuracy of the applicable Holder’s representations and warranties set forth in the Equity Consideration Restricted Stock Agreements, issued in compliance with all applicable federal and state securities Applicable Legal Requirements. None of the Parent Common Stock issued pursuant to this Agreement will, upon issuance, be subject to any preemptive rights, rights of first refusal, or other rights to purchase the Parent Common Stock (whether in favor of Parent or any other Person) pursuant to any Contract of Parent.

ARTICLE 6
COVENANTS

6.1          Conduct of Business.

(a)           Except as expressly contemplated by this Agreement or as may be required pursuant to any Applicable Legal Requirement (following consultation with Buyer), during the Interim Period, the Seller Parties shall cause the Relevant Companies (other than EOCM, as to which the Seller Parties shall use their commercially reasonable efforts to cause compliance with this covenant) to conduct their operations only in the ordinary course of business, and, without limiting the generality of the foregoing, the Relevant Parties (other than EOCM, as to which the Seller Parties shall use their commercially reasonable efforts to cause compliance with this covenant) shall:

(i)            use commercially reasonable efforts to retain their Employees and preserve present business relationships with clients and customers, representatives, and others having business dealings with the Relevant Companies;

(ii)           maintain their material assets in customary repair, order, and condition;

(iii)          maintain their books and records consistent with past practices and in accordance with the principles used in the preparation of the Most Recent Financial Statements;

(iv)          maintain, and cause their respective directors, officers, Employees, agents and other representatives to maintain, all Material Permits;

(v)           maintain the current insurance coverage levels upon their assets and properties and with respect to the conduct of their business;

(vi)          use commercially reasonable efforts to ensure that Persons that have material contractual relationships with the Company or any of its Subsidiaries continue such relationships, in the ordinary course, through the Closing; and

(vii)         maintain their organizational existence in good standing.

(b)           Without limiting the generality of Section 6.1(a), except as expressly contemplated by this Agreement (including with respect to the Pre-Closing Restructuring, and the distribution of Excluded Assets), during the Interim Period, no Relevant Company (other than EOCM, as to which the Seller Parties shall use their commercially reasonable efforts to cause compliance with this covenant) will (or will agree to):

(i)            amend its Organizational Documents;

(ii)           authorize for issuance, issue, sell, pledge, deliver, or agree to do the same, any Equity Interests or any securities convertible into or exchangeable or exercisable for Equity Interests or redeem, purchase, or otherwise acquire any Equity Interests (except for subscriptions in a Sponsored Fund made in the ordinary course of business);

(iii)          increase the compensation, bonuses, or benefits payable or to become payable to any of its directors, officers, Employees, independent contractors, agents, or representatives, other than in the ordinary course of business, as required under any Material Contract, or as contemplated in Section 6.9(i);

(iv)          without Buyer’s prior written consent, not to be unreasonably withheld, (1) hire any Employees or enter into any employment agreement with any person, (2) enter into any severance agreement with, or grant any severance or termination pay to, any of its officers, Employees, or independent contractors, (3) enter into any bonus, commission or deferred compensation arrangement with any of its officers, Employees, or independent contractors, or (4) terminate the employment of any Employee or any arrangement with any independent contractor;

(v)           acquire any Person or material assets thereof, or join in any partnership, joint venture, association, or other business organization (except by a Sponsored Fund in the ordinary course of business) ;

(vi)          incur any material capital expenditure;

(vii)         sell, assign, transfer, lease, mortgage, or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its material assets;

(viii)        create, incur, or assume any indebtedness for borrowed money or guarantee any indebtedness of another person (except under existing facilities in the ordinary course of business with respect to capital commitments to any Sponsored Fund);

(ix)          enter into any new real estate lease or any contract that would have been a Material Contract had it been entered into on or before the date hereof or make any material change in any existing Material Contract or Real Property Lease; provided, that the Relevant Companies may enter into investment banking engagement letters and related agreements in the ordinary course of business;

(x)           waive or release any material rights outside of the ordinary course of business;

(xi)          enter into, adopt, terminate, or amend any Company Employee Plan outside of the ordinary course of business;

(xii)         merge or consolidate with any Person;

(xiii)        make any change in any of the accounting principles followed by them or the methods of applying such principles (except, upon prior notice to Buyer, changes required by GAAP);

(xiv)        with respect to TexCo, revoke TexCo’s election to be taxed as an S-corporation within the meaning of Section 1361 of the Code or take any action that would result in the termination of such election (except as contemplated by the Pre-Closing Restructuring), change any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, settle or compromise any Tax Liability, enter into a closing agreement with any Taxing Authority, surrender any right to claim a refund for Taxes, or consent to an extension of the statute of limitations applicable to any Tax claim or assessment;

(xv)         declare, make, or pay any dividend or other distribution; provided, that the Relevant Companies shall be permitted to distribute the Excluded Assets;

(xvi)        split, combine, or reclassify any of its Equity Interests or make any other changes in its equity capital structure;

(xvii)       make any material change in the manner and timing of payment of trade and other payables;

(xviii)      make or permit to occur any material change in practices with respect to the collection of accounts receivables; or

(xix)        enter into any transaction that would be required to be disclosed on Section 4.22 of the Seller Disclosure Letter.

6.2          Access and Information. Between the date of this Agreement and the Closing, the Company and the Seller Parties shall afford Buyer and its authorized representatives reasonable access during normal business hours and upon reasonable prior notice to all of the properties, personnel, books and records of the Relevant Companies (including work papers of the Relevant Companies’ outside auditors), and shall promptly deliver or make available to Buyer information concerning the business, properties, assets, and personnel of the Relevant Companies as Buyer may from time to time reasonably request. As promptly as practicable on or after the Closing Date, Seller will deliver five archival copies of the electronic data room relating to the transactions contemplated hereby.

6.3          Financial Information Cooperation. The Seller Parties shall provide such assistance as Parent, Buyer and their Affiliates may reasonably request with respect to any financial statements and audits regarding the Relevant Companies, any private debt or equity financings and any public company securities filings or compliance, including providing access to books and records, auditor’s work papers and other documents relating to the Relevant Companies, providing access to personnel, providing consents or waivers of conflicts to allow auditors to work with Parent, Buyer or their Affiliates, assisting in securing the consent of any auditors necessary under the Securities Act or the Exchange Act in order to permit the filing of any required financial statements, and providing similar cooperation. Buyer agrees to reimburse Seller for its reasonable and documented out-of-pocket costs and expenses incurred in connection with its obligations under this Section 6.3.

6.4          Third-Party Consents.

(a)           To the extent that any Third-Party Consent is required to be listed in Section 3.3 or Section 4.4 of the Seller Disclosure Letter in connection with the consummation of the transactions contemplated by this Agreement, the Company and the Seller Parties shall use commercially reasonable efforts to obtain such Third-Party Consent on or prior to the Closing Date; provided, however, that notwithstanding anything to the contrary in this Agreement, the Company and the Seller Parties shall have no obligation under this Agreement to pay any money or other consideration to any Person (except to the extent required to be paid in order to obtain such consent pursuant to the terms of any applicable agreement or contract) or to initiate any claim or proceeding against any Person in order to obtain any Third-Party Consents.

(b)           As soon as reasonably practicable after the date hereof, the Seller Parties shall cause the Relevant Companies to use reasonable best efforts to obtain any Client consents that are required under any Applicable Legal Requirement or Contract in connection with any of the transactions contemplated hereby (including the Pre-Closing Restructuring and the Post-Closing Restructuring) or as contemplated hereunder.  The Seller Party shall also send a written notice, the form to be mutually satisfactory to Company and Buyer as soon as reasonably practicable after the date hereof, informing each investor in each Sponsored Fund of the transactions contemplated by this Agreement and, if required by any Contract or Applicable Legal Requirements, requesting the consent of such investor with respect to such transactions, such notice and consent to be in form and substance satisfactory to Buyer and consistent with Applicable Legal Requirements.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an assignment of, or an agreement to assign, any customer contract if either the applicable Client objects to the assignment or if affirmative consent from the Client is required for the assignment and such consent is not obtained.

(c)           All notices and related materials distributed by the Seller Parties or the Relevant Companies in connection with obtaining any Third-Party Consents shall comply with Applicable Legal Requirements (including NASD Rule 2110) and the terms of applicable Contracts, and shall be in form and substance reasonably satisfactory to Buyer. The Company shall keep Buyer reasonably informed with respect to such Consents and the receipt of any communication received with respect to such consent.

(d)           Upon the request of the Company, Buyer shall use commercially reasonable efforts to assist the Company in obtaining the Third-Party Consents pursuant to this Section 6.4, to the extent reasonably requested by the Company; provided, however, that notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates shall have any obligation under this Agreement to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person in order to obtain any Third-Party Consents.

6.5          Reasonable Efforts; Additional Actions. Each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable to consummate the transactions contemplated by this Agreement, including using all reasonable efforts to fulfill the conditions to Closing set forth in Article 8 and Article 9. None of the Seller Parties or, prior to Closing, the Relevant Companies will take any action that is intended to discourage any customer or client, licensor, supplier, Employee, agent, or other business associate of any Relevant Company from maintaining the same business relationships with the Relevant Companies after the Closing as it maintained with the Relevant Companies before the Closing.

6.6          Notice of Inaccuracy or Breach; Supplement to Seller Disclosure Letter.

(a)           Between the date of this Agreement and the Closing, each party shall give prompt notice to the other parties hereto upon becoming aware of (i) any false or inaccurate statement in any representation or warranty or in the Seller Disclosure Letter made or provided herein or pursuant hereto by such party or (ii) any material breach of any covenant or agreement made herein by such party. No notice under this Section 6.6(a) shall limit any such representation, warranty, covenant, or agreement or any remedy of any party for any breach thereof or limit any condition set forth in Article 8 or Article 9.

(b)           Between the date of this Agreement and the Closing, Seller may deliver one or more supplement(s) or amendment(s) to the Seller Disclosure Letter with respect to any matter of which it becomes aware (and could only reasonably have become aware) after the date of this Agreement or which arises after the date of this Agreement (each such supplement and amendment, a “Seller Disclosure Letter Supplement”) that is required to be set forth or described in the Seller Disclosure Letter delivered on the date of this Agreement in order to make the representations and warranties true and correct as of the Closing such that the conditions set forth in Section 8.1(a) would be satisfied.  For the avoidance of doubt, such Seller Disclosure Letter Supplement shall only pertain to circumstances first occurring or capable of being discovered after the date of this Agreement.  Each delivery of a Seller Disclosure Letter Supplement shall be accompanied by a certificate of Seller setting forth the Seller’s good faith determination as to whether the matters disclosed in such Seller Disclosure Letter Supplement (when added to matters disclosed in any previously provided Seller Disclosure Letter Supplements) have had, or are reasonably likely to have, a Material Adverse Effect (in which case, such Seller Disclosure Letter Supplement shall be deemed a “Material Seller Disclosure Letter Supplement”) or have not had and are not reasonably likely to have (when added to matters disclosed in any previously provided Seller Disclosure Letter Supplement) a Material Adverse Effect (in which case, such Seller Disclosure Letter Supplement shall be deemed a “Non-Material Seller Disclosure Letter Supplement”).  Seller shall make available to Buyer any documentation or information relating to each Seller Disclosure Letter Supplement.

(c)           Each Non-Material Seller Disclosure Letter Supplement shall automatically amend and supplement the Seller Disclosure Letter delivered on the date hereof solely for purposes of determining satisfaction of the condition in Section 8.1(a), but not for any other purpose.  For the avoidance of doubt, other than with respect to Section 8.1(a) as contemplated in the preceding sentence, no Non-Material Seller Disclosure Letter shall be deemed to cure or limit the rights or remedies of Parent or Buyer with respect to the failure of any representations and warranties in Article 3 and Article 4 to be true and correct with or without giving effect to such Disclosure Letter Update (including Article 10 of this Agreement).

(d)           At any time within fifteen Business Days after delivery of a Material Seller Disclosure Letter Supplement and supporting documentation to Buyer, Buyer may elect to terminate this Agreement by delivering a written termination notice to Seller.  If Buyer does not so elect to terminate by the end of such fifteen Business Day Period, then such Material Seller Disclosure Letter Supplement (and matters disclosed in any previously provided Non-Material Seller Disclosure Letter Supplements) shall automatically amend and supplement the Seller Disclosure Letter delivered on the date hereof for purposes of determining satisfaction of the condition in Section 8.1(a) and for purposes of determining the Seller’s indemnification obligations under Article 10.

6.7          No Shopping. During the Interim Period, the Seller Parties and the Relevant Companies will not, and will cause their Affiliates and representatives not to, directly or indirectly, solicit, encourage, facilitate, participate, or engage in (including by way of discussions, negotiations, or furnishing any nonpublic information concerning the businesses, properties, or assets of any Relevant Company), any proposal made by a Person other than Parent or Buyer for a merger or other business combination involving the Relevant Companies, for the acquisition of any Equity Interest in any Relevant Company, or for the acquisition of a substantial portion of the assets of any Relevant Company (a “Third-Party Acquisition Proposal”); provided that the Pre-Closing Restructuring (as expressly contemplated by this Agreement) does not constitute a Third-Party Acquisition Proposal. Seller will promptly advise Buyer in writing of any Third-Party Acquisition Proposal that any Seller Party or any Relevant Company receives or of which any of them becomes aware.

6.8          Regulatory Matters.

(a)           Generally. Each of the parties shall (i) as soon as practicable after the date hereof, (A) file (or cause to be filed) such notifications, registrations and requests as may be required with any Governmental Entity to consummate the transactions contemplated hereby, and (B) use commercially reasonable efforts to perform all tasks necessary to obtain or make all Governmental Consents necessary to consummate the transactions contemplated hereby, (ii) discuss with the other parties all such documents and correspondence (A) prepared for submission to any Governmental Entity and (B) received from any Governmental Entity, and (iii) use commercially reasonable efforts to consult with the other parties as to the status of such matters. To the extent that any document to be filed by any party contains any significant information relating to the other parties, prior to submitting document to any Governmental Entity, such party will permit the other parties to review such information and will consider in good faith their suggestions with respect thereto.

(b)           HSR Act. In furtherance (and without limitation) of Section 6.8(a) above:

(i)            Seller will: (1) within fifteen Business Days after the date of this Agreement, file the notification required under the HSR Act relating to the transactions contemplated by this Agreement with the United States Department of Justice and the Federal Trade Commission; and (2) promptly respond to inquiries from the United States Department of Justice and the Federal Trade Commission, or any other Governmental Entity, in connection with such notification.

(ii)           Parent or Buyer will: (1) within fifteen Business days after the date of this Agreement, file the notification required under the HSR Act relating to the transactions contemplated by this Agreement with the United States Department of Justice and the Federal Trade Commission; and (2) promptly respond to inquiries from the United States Department of Justice, the Federal Trade Commission, or any other Governmental Entity, in connection with any such notification.

(iii)          Buyer shall pay all fees due to any Governmental Entity under the HSR Act; provided, that, the Seller Parties shall be responsible for (and shall reimburse to Buyer) any such fees in excess of $45,000.

(c)           Broker-Dealer Matters.  In furtherance (and without limitation) of Section 6.8(a) above, each of Buyer and Seller agrees to promptly seek (i) approval of FINRA pursuant to NASD Rule 1017, (ii) approval of the FCA as required by Part XII of FSMA, (iii) notification to the Dubai Financial Services Authority, and (iv) notification to or approval of, as applicable, the Guernsey Financial Services Commission, in connection with this Agreement and the transactions contemplated hereby and to fully cooperate regarding the preparation and filing of all necessary or appropriate filings with FINRA, the SEC, the FCA, the Dubai Financial Services Authority or any other Governmental Entity (including Forms BD, BDW, U-4 and U-5 and a Section 178 notice, as applicable).

(d)           Information Supplied. Each of the parties agrees that none of the information regarding it or any of its Affiliates (or, with respect to the Seller Parties, regarding the Relevant Companies) supplied or to be supplied by it or on its behalf (or, with respect to the Seller Parties, supplied by or on behalf of the Relevant Companies) specifically for inclusion in any documents to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the respective times such documents are filed with any Governmental Entity, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and that all such information shall comply in all material respects with Applicable Legal Requirements.

6.9          Employee Matters.

(a)           Prior to Closing, the Relevant Companies will take all actions necessary to terminate, effective as of the Closing, the Company Employee Plans selected by Buyer, in its sole discretion, subject to Applicable Legal Requirements.  Without limiting the foregoing, such actions shall include adopting the relevant resolutions and any necessary amendments to Company Employee Plans, making contributions to Company Employee Plans for all periods prior to Closing, contributing amounts required to terminate the Company Employee Plans, and making all benefit payments in accordance with the terms of the Company Employee Plans and Applicable Legal Requirements.  The Company shall take all actions necessary to assume each Company Employee Plan to the extent it does not already maintain or sponsor each Company Employee Plan.

(b)           Subject to Section 6.9(i), at or prior to the Closing, the Seller Parties shall cause each Relevant Company to pay each Employee (or, if such payment to Employees is not permitted by Applicable Legal Requirements or applicable Contract or if Buyer otherwise agrees, then fully accrue for or pay such amount to Buyer) all accrued commission, vacation pay, paid time off, severance, end-of-service gratuity and other employee compensation and benefits or required contributions to Company Employee Plans related to such employment for all periods through the Closing Date.

(c)           The parties shall cooperate to identify and address any event requiring notice, consultation or other employment obligations under Applicable Legal Requirements with respect to the transactions contemplated herein, including without limitation any notice and consultation requirements under the United States Worker Adjustment and Retraining Notification Act of 1988, TUPE or any similar Applicable Legal Requirement.  The Seller Parties agree to assume full responsibility for any notice, consultation or other employment obligations that may be required by reason of any events occurring prior to the Closing or at the Closing.  The Seller Parties shall cooperate with any notice and consultation obligations that may be required by Buyer by reason of any events occurring after the Closing.

(d)           Buyer or its Affiliates, as applicable, shall extend their employee benefit plans, programs, and arrangements (“Buyer Employee Plans”) to Employees who are employed by the Relevant Companies as of the Closing (the “Affected Employees”); provided, that those Affected Employees terminated by Buyer and its Affiliates within 180 days after the Closing Date shall not be eligible for the milestone equity awards program of Buyer and its Affiliates. Buyer will, or will cause any of its Affiliates to, take such actions as are necessary to provide each Affected Employee with credit for service for the Relevant Companies prior to the Closing Date for purpose of vesting, eligibility and participation under any Buyer Employee Plan in which such Affected Employee may participate on or after the Closing Date in the same manner as if such service had been service for Buyer or any of its Affiliates. For the avoidance of doubt, the obligation of Buyer and its Affiliates under this Section 6.9(d) does not extend to providing to the Affected Employees any specific benefit plans, program, requirements or arrangements which they may have participated in pre-Closing, and is instead intended to allow the Affected Employees to participate in the Buyer Employee Plans as if such Affected

Employees had begun their service with Buyer or its Affiliates, as applicable. No credit will be required to the extent that such credit would result in duplication of benefits for the same period of service or is not permitted pursuant to any Applicable Legal Requirement or the terms of any Buyer Employee Plan.

(e)           Without limiting any requirement otherwise imposed under any Applicable Legal Requirement or Employment Agreements, nothing in this Agreement (including this Section 6.9 and Section 6.10) will obligate Parent, Buyer or their Affiliates (including, after Closing, the Relevant Companies) to employ or continue the employment of any individual for any specific period after the Closing (including any employee on medical, disability, ill-health, family, maternity, paternity, or other leave of absence).

(f)            During the Interim Period, the Company and the Seller Parties shall use their commercially reasonable efforts to cause certain individuals listed on Schedule III to enter into Employment Agreements, as described therein.

(g)           Parent or Buyer shall grant employment-related retention awards in the form of $9,140,000 of restricted cash (ratably paid over three years) and $12,089,000 of restricted Parent Common Stock (subject to cliff vesting after three years), subject to and in accordance with the terms of the applicable Employment Agreements (the “Employment-Related Retention”). The restricted stock portion of the Employment-Related Retention shall be granted on the 15th (or the first business day following the 15th) of the month following the next quarterly earnings release of Parent after the Closing, subject to execution of, and shall vest in accordance with and pursuant to the terms of, an applicable award agreement in the form of Exhibit B. In the event that any restricted cash or restricted stock constituting Employment-Related Retention is forfeited pursuant to its terms, then the Incentive Pool to be allocated in accordance with Section 6.10 shall be increased by an amount equal to the sum of (a) 100% of the amount of such restricted cash so forfeited and (b) an amount equal to 17.3% of value (based on the closing price of Parent Common Stock on the New York Stock Exchange on the date of forfeiture) of such restricted stock so forfeited (with such increase being directed toward the Equities Incentive Pool, if such forfeited Employment-Related Retention was originally granted to Equities personnel, or to the Investment Banking Incentive Pool, if such forfeited Employment-Related Retention was originally allocated to Investment Banking personnel).

(h)           Prior to Closing, the Relevant Companies and the Seller Parties shall take all steps as provided in Schedule 6.9(h), subject to Applicable Legal Requirements, to the reasonable satisfaction of Buyer.

(i)            Prior to the Closing, the Seller Parties shall accrue for all employee bonuses through the Closing (including a pro-rata portion of periodic bonuses that would have been paid in the ordinary course of business with respect to the current period), which accruals shall be reasonably satisfactory to Buyer and reflected as a liability in the calculation of Closing Working Capital. Buyer shall pay or cause to be paid such accrued amount of bonuses in cash within 75 days after the Closing Date to such Employees and in the respective amounts as determined by the Seller Parties and reasonably satisfactory to Buyer, but not to exceed in the aggregate the amount accrued as a liability in the calculation of the Closing Working Capital.

(j)            Nothing in this Agreement (including this Section 6.9 and Section 6.10) is intended to amend any Buyer Employee Plan or to confer third-party beneficiary rights on any person who is not a party to this Agreement.

6.10        Incentive Pool.

(a)           Determination of Recipients. As used in this Agreement, “Incentive Pool Employees” means (i) the Persons listed on Schedule 6.10, (ii) Energy Investment Banking employees of Parent or its affiliates subsequently designated as Incentive Pool Employees by Parent’s head(s) of Investment Banking and (iii) Equities employees of Parent or its affiliates subsequently designated as Incentive Pool Employees by Parent’s head(s) of Equities, in each case to the extent employed by Parent or one of its Affiliates at the time the Incentive Pool is paid pursuant to this Section 6.10.  Parent’s head(s) of Investment Banking and Equities will reasonably consider proposals from the senior most representatives of the Company with respect to the designation of additional Incentive Pool Employees.  Notwithstanding anything to the contrary in the foregoing. “Incentive Pool Employees” shall not include any individuals employed as part of any Excluded Acquired Business that does not generate revenue included within the definition of Attributed Net Revenue.

(b)           Determination of Incentive Pool.

(i)            Within three months following the end of each calendar month in which the first and second anniversaries of the Closing occurs, Buyer shall prepare and deliver to Seller a statement of the Attributed Net Revenue accrued during the period beginning on the Closing Date and ending on the last day of the calendar month in which such anniversary occurs.

(ii)           Within three months following the end of the calendar month in which the third anniversary of the Closing occurs, Buyer shall prepare and deliver to Seller a statement of the Attributed Net Revenue accrued during the period beginning on the Closing Date and ending on the last day of the calendar month in which such third anniversary occurs (the “Incentive Pool Period”) and the resulting aggregate Incentive Pool. Such statement shall also specify the portion of the Incentive Pool that is to be paid to Equities personnel, as determined by Parent’s Chief Executive Officer and Chief Financial Officer (such portion, the “Equities Incentive Pool” and the remaining Incentive Pool the “Investment Banking Incentive Pool”); provided that the division of the Incentive Pool between the Equities Incentive Pool and the Investment Banking Pool shall take into account, and be subject to, the allocations of the Incentive Pool previously made to the Equities Incentive Pool and the Investment Banking Incentive Pool pursuant to Section 6.9(g) and Schedule 6.10.  Notwithstanding any provision to the contrary in this Agreement, payments from the Incentive Pool will be in addition to and distinct from annual bonuses payable to the Incentive Pool Employees.

(c)                                  Allocation of Incentive Pool. Schedule 6.10 sets forth an initial allocation of the portion of the Incentive Pool set forth therein, which allocations shall be fixed (subject to the terms of this Section 6.10, including the requirement that each Incentive Pool Employee be employed by Parent or one of its Affiliates at the time the Incentive Pool is paid).  Promptly following the delivery of the statement pursuant to Section 6.10(b)(ii), the then unallocated portions of (i) the Investment Banking Incentive Pool will be allocated among Incentive Pool Employees engaged in Parent’s Investment Banking business and (ii) the Equities Incentive Pool will be allocated among Incentive Pool Employees engaged in Parent’s Equities business, as follows:

(i)                                     the senior most representative of the Company within each such division will propose to Parent an allocation of the corresponding portion of the Incentive Pool among the Incentive Pool Employees in such division;

(ii)                                  the corresponding division head (or other designee of Parent) will reasonably consider such proposed allocation and will discuss such proposed allocation with a view toward reaching mutual agreement;

(iii)                               following such consideration and discussion, the corresponding division head(s) (or other designee of Parent) will determine the final allocation of such portion of the Incentive Pool, which allocation will be final and binding among the parties;

(iv)                              in considering and determining the allocation of the Incentive Pool, the parties will generally seek to recognize the relative production of the Incentive Pool Employees throughout the applicable measurement period; provided, that except to the extent required pursuant to a binding Employment Agreement, the parties shall not be required to allocate any portion of the Incentive Pool to any Incentive Pool Employee and some Incentive Pool Employees may not be allocated any of the Incentive Pool; and

(v)                                 for the avoidance of doubt, no Investment Banking personnel will participate in the designation of Equities personnel as Incentive Pool Employees or the allocation of the Incentive Pool among Equities personnel.

(d)                                 Payment. Buyer shall pay the Incentive Pool in cash (subject to any applicable withholding) in accordance with the determination of the allocation of the Incentive Pool in accordance with Section 6.10(c) no later than six months following the third anniversary of the Closing.

(e)                                  Disclaimer. Subsequent to the Closing, Parent and Buyer shall have sole discretion with regard to all matters relating to the operation of the business of the Relevant Companies. None of Parent, Buyer or their Affiliates shall have any obligation to operate their respective businesses in order to generate or maximize the Incentive Pool. No representation or warranty is made by any Person as to the achievement of sufficient

Attributed Net Revenue to generate any Incentive Pool, as to the amount of any Incentive Pool or as to the allocation of the Incentive Pool among the recipients. For the avoidance of doubt, neither Parent nor Buyer is required to segregate any monies from its general funds to create any trust or to make any special deposits with respect to the Incentive Pool. This Section 6.10 does not confer any right, title or interest of any kind on any Incentive Pool Employee.

6.11                        Pay-Off Letters. No later than three Business Days prior to the Closing Date, the Seller Parties will cause each lender with respect to all indebtedness for borrowed money of the Relevant Companies to prepare and deliver to the Company and Buyer a pay-off letter (each a “Pay-Off Letter”), which Pay-Off Letter shall be updated, as necessary, on the Closing Date to specify the aggregate amount of indebtedness outstanding as of immediately prior to the Closing. Each lender’s Pay-Off Letter shall specify the aggregate amount of indebtedness to such lender that will be outstanding as of the Closing Date, shall release any and all Liens secured by such indebtedness upon the payment of the amount set forth in such Pay-Off Letter, and shall provide wire transfer information for such lender.

6.12                        Tax Matters.

(a)                                 Tax Withholding. Notwithstanding anything to the contrary contained herein, the Company, Parent, Buyer, Seller, Seller HoldCo and the Escrow Agent will be entitled to deduct and withhold from the applicable portion of any Purchase Price and any other amount otherwise payable pursuant to this Agreement, such amounts as are required to deduct and withhold with respect to such payment under the Code or any other Applicable Legal Requirement. To the extent that amounts are so withheld and paid to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b)                                 Preparation and Filing of Tax Returns.

(i)                                     The Owner Representative shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company, ScotCo and their Subsidiaries required to be filed for any period ending on or prior to the Closing Date, in each case in a manner consistent with Applicable Legal Requirements.  The Owner Representative will give Buyer a copy of ScotCo’s corporate Tax Return prepared hereunder at least 20 days prior to the due date (including extensions) for Buyer’s review and comment.  The Owner Representative will reasonably consider changes requested by Buyer.

(ii)                                  Except to the extent that such Tax Returns are the responsibility of the Owner Representative under Section 6.12(b)(i), Buyer shall timely prepare and file or shall cause to be timely prepared and filed all Tax Returns of the Relevant Companies. If any such Tax Return prepared (or caused to be prepared) by Buyer relates to any Straddle Period, then such Tax Return will be prepared in accordance with the past practice of the Relevant Companies with respect to the treatment of specific items on the Tax Return, and Buyer will give to the Owner

Representative a copy of such Tax Return at least 20 days prior to the due date of such Tax Return, for the Owner Representative’s review and comment. Buyer will reasonably consider any changes requested by the Owner Representative.

(c)                                  Payment of Taxes.

(i)                                     Excluding all Taxes resulting from or attributable to the Post-Closing Restructuring, the Seller Parties will satisfy (or cause to be satisfied) in full when due (A) all Taxes of the Company, ScotCo, and their Subsidiaries for any Pre-Closing Period; (B) all Taxes for any Pre-Closing Period with respect to any member of an affiliated, consolidated, combined, unitary or similar group of which any of the Company, ScotCo or their Subsidiaries (or any predecessor of any of them) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation; and (C) all Taxes of any other Person that any of the Company, ScotCo or their Subsidiaries is liable for as a result of transferee liability, successor liability, contractual liability or otherwise, in each case, that is attributable to an event or transaction occurring on or before the Closing Date.

(ii)                                  Buyer and Seller shall each be responsible for one-half of any sales, use, transfer, stamp, documentary, registration and similar Taxes arising from the sale of the Purchased Interests pursuant to this Agreement (but not, for the avoidance of doubt, any such Taxes relating to the Pre-Closing Restructuring, which Taxes shall be borne solely by the Seller Parties).

(iii)                               Buyer will satisfy (or cause to be satisfied) in full when due all Taxes of the Company, ScotCo and their Subsidiaries with respect to any period that is not a Pre-Closing Period (the “Post-Closing Period”). If Buyer is required under Section 6.12(b)(ii) to file a Tax Return that involves Taxes for which the Seller Parties are responsible under Section 6.12(c)(i), then no later than 10 Business Days before the filing of any such Tax Return, the Seller Parties will pay to Buyer an amount equal to the amount of Taxes shown due on such Tax Return for which the Seller Parties are obligated with respect to such Tax Return, as allocated pursuant to Section 6.12(c)(iv).

(iv)                              The portion of Taxes attributable to a Straddle Period that are allocated to the Pre-Closing Period of such Straddle Tax Period shall be determined as follows:

(A)                               In the case of any real property, personal property, ad valorem and similar Taxes (each, a “Property Tax”), the amount of such Property Tax attributable to the Pre-Closing Period of such Straddle Period shall be deemed to be the amount of such Property Tax for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(B)                               In the case of any Taxes based upon or related to income, sales, revenue, receipts, payroll or similar items, or other Taxes not described in Section 6.12(c)(iv)(A), the amount of any such Tax that is attributable to the Pre-Closing Tax Period of such Straddle Period shall be determined based on an interim closing of the books as of and including the Closing Date; provided, that exemptions, allowances, or deductions that are calculated on an annual basis shall be allocated between the Pre-Closing Period and Post-Closing Period in proportion to the number of days in each such period.

The remainder of any Tax attributable to the a Straddle Period shall be allocated to the Post-Closing Period.

(d)                                 Assistance and Cooperation. From and after the Closing Date, each of the Seller Parties and Buyer shall: (a) assist in all reasonable respects (and cause their respective Affiliates to assist) the other Party in preparing any Tax Returns of the Relevant Companies which such other Party is responsible for preparing and filing; (b) cooperate in all reasonable respects in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of the Relevant Companies or any Affiliate of the Relevant Companies; and (c) make available to the other and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Relevant Companies.

(e)                                  Allocation of Purchase Price.  After the determination of the Adjustment Amount, the Purchase Price shall be allocated for Tax purposes among the assets and properties of the Company (the “Allocation”) in accordance with the methodology set forth in Schedule 6.12(e). Buyer and Owner Representative shall confer and cooperate on any revisions to the Allocation (the “Revised Allocation”) so as to report for Tax purposes any matters related to the Allocation that require updating (including adjustments to the Purchase Price) to be consistent with the methodology set forth on Schedule 6.12(e). Owner Representative and Buyer shall report the transactions contemplated hereby on all Tax Returns, including IRS Form 8594, in a manner consistent with the Allocation or, if applicable, the Revised Allocation, and will not take, or permit their respective Affiliates to take, any Tax position inconsistent with such Allocation (or Revised Allocation) unless required to do so by Applicable Legal Requirements, or a “determination” within the meaning of Section 1313(a)(1) of the Code. Buyer and Seller shall file all Tax Returns consistent with the Allocation (or Revised Allocation) and shall not take any action inconsistent therewith on any Tax Return unless required pursuant to a determination (as defined in Section 1313(a) of the Code or any similar provision of an Applicable Legal Requirement). Buyer and Seller shall promptly notify each other in the event of an examination, audit or other proceeding specifically regarding the Allocation (or Revised Allocation).

(f)                                   Tax Proceedings.  Notwithstanding Section 10.3, Owner Representative shall be entitled to control the conduct and defense of all Legal Proceedings relating to Taxes of any Relevant Company with respect to any Pre-Closing Period.  Without the written consent of Buyer, which will not be unreasonably withheld, conditioned or delayed, neither the Owner Representative nor any Seller Party may settle or compromise any Legal Proceeding relating to Taxes if the effect of such settlement or compromise would cause Buyer or any Relevant Company to owe any Tax for which it will not be fully indemnified pursuant to the provisions of this Agreement.

(g)                                  No 338 Election.  Buyer shall not make any election under Section 338 of the Code (or any similar provision under state, local, or foreign Applicable Legal Requirements) with respect to any of the Relevant Companies that could otherwise have been made as a result of the transactions contemplated by this Agreement.

(h)                                 Refunds.  Upon receipt by any of NewCo, ScotCo or one of its Subsidiaries, such Relevant Company shall promptly pay to Seller the amount of any refund of Taxes of such Relevant Company relating solely to a Pre-Closing Period (whether received in cash or through a right to setoff or credit), and any interest received thereon, net of reasonable costs incurred in obtaining such refund and any Taxes payable; provided, that (i) such refund shall not be for the account of Seller to the extent that such refund has been taken into account in the calculation of Closing Working Capital or arises as a result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Period, and (ii) such refund (and any interest received thereon) paid to Seller pursuant to this Section 6.12(h) shall be repaid by each Seller to the applicable Relevant Company to the extent such refund is required to be repaid to the relevant Taxing Authority. Upon request by Owner Representative after the Closing, Buyer shall cause the applicable Relevant Company to use commercially reasonable efforts, at the expense of the Owner Representative, to obtain any such refunds.

(i)                                     Amended Returns.  After the Closing and except as contemplated in Section 6.12(h), Buyer shall cause NewCo, ScotCo and their Subsidiaries to not amend any of their Tax Returns for any Pre-Closing Period or any Straddle Period without the consent of the Owner Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(j)                                    Transaction Expenses.  To the maximum extent permitted by Applicable Legal Requirements, any and all deductions related to any Company Transaction Expenses, payment of the Closing Indebtedness, and the Change in Control Payments and any other loss or deduction in respect of any other item that has the effect of reducing the Purchase Price will be reported for income Tax purposes as having been incurred by the applicable Relevant Company in the income Tax Returns of such Relevant Company for the Pre-Closing Tax Period.  Buyer and the Seller Parties shall not take any Tax position inconsistent with the preceding sentence and shall file all Tax information in a manner consistent with this Section 6.12(j), unless required by Applicable Legal Requirement.

(k)                                 83(b) Election.  To the extent a TexCo Holder makes the election provided in Section 83(b) of the Code (“83(b) Election”) with respect to the Equity Consideration such TexCo Holder receives, Buyer and such TexCo Holder shall report and treat on their respective Tax Returns, and such TexCo Holder shall report on such TexCo Holder’s 83(b) Election, the fair market value of the Equity Consideration received by such TexCo Holder and the price paid for such Equity Consideration as being equal.

6.13                        Restrictive Covenants. To further ensure that Buyer receives the expected benefits of acquiring the Relevant Companies, throughout the period that begins at the Closing and ends on the second anniversary of the Closing Date, none of the Seller Parties or their Affiliates or Subsidiaries will, directly or indirectly, (i) engage in the business of providing financial advisory, investment banking, brokerage, investment management or investment advisory services to the energy sector or any other business competitive with the business of the Relevant Companies as conducted within the 12 months prior to the Closing (the “Competitive Business”), (ii) own, operate, solicit, be a partner, stockholder, co-venturer or otherwise invest in, lend money to, consult with, manage or render services to, act as agent for, license any Intellectual Property to, or acquire or hold any interest in, any Person that engages in any Competitive Business, (iii) solicit for employment or otherwise attempt to employ any employee or independent contractor of Parent, Buyer, the Relevant Companies or their Affiliates or otherwise interfere with or disrupt any such employment relationship (contractual or other) of such Persons or (iv) solicit any Clients or otherwise interfere with or disrupt any Client relationship (contractual or other).  Notwithstanding the foregoing, nothing in this Section 6.13 shall prevent the Seller Parties or their Subsidiaries from owning a passive investment interest of no more than five percent in a publicly traded company.

6.14                        Name Change. From and after the Closing, no Seller Party (except any Holder in his or her capacity as an employee of Buyer or its Affiliates) will use a name that includes the word “Simmons” or that otherwise implies any affiliation with Buyer or any of its respective Affiliates for any business purpose.  To the extent any of the Seller Parties or any entity included in the Excluded Assets has a corporate name with the word “Simmons,” the Seller Parties will cause such entity to change its name within five Business Days following the Closing.

6.15                        Confidentiality. Subject to the other terms of this Agreement, the Confidentiality Agreement between Buyer and the Company dated November 5, 2014, will remain in full force and effect pursuant to its terms until the Closing, at which time it shall automatically terminate and cease to be of any further force or effect. From and after the Closing, each Seller Party (except any Holder in his or her capacity as an employee of Buyer or its Affiliates) shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Company and its Affiliates, except to the extent that such Seller Party can show that such information (a) is generally available to and known by the public through no fault of any Seller Party, any of its Affiliates or their respective representatives; or (b) is lawfully acquired by any Seller Party, any of its Affiliates or their respective representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If any Seller Party or any of its Affiliates or their respective representatives are compelled to disclose any information by any Applicable Legal Requirement, such Seller shall promptly notify Buyer in writing to the extent practicable and shall disclose only that portion of such information which Seller is required to disclose, provided that Seller shall use commercially reasonable efforts to obtain an appropriate Order or other reasonable assurance that confidential treatment will be accorded such information.

6.16                        D&O Resignations. Unless otherwise requested by Buyer, the Seller Parties will cause those managers, directors, and officers set forth on Schedule 6.16 to resign such positions effective upon the Closing pursuant to written resignation letters in form and substance reasonably satisfactory to Buyer.

6.17                        Termination of Certain Arrangements. The Seller Parties shall cause each of the Contracts or arrangements set forth on Schedule 6.17 to be terminated at or prior to Closing, with no further Liability to Parent, Buyer, the Relevant Companies or their Affiliates.

6.18                        Pre-Closing Restructuring.  The Seller Parties shall cause the Pre-Closing Restructuring to be completed prior to Closing as contemplated by Schedule II, and shall keep Buyer reasonably informed with respect thereto.  Buyer shall have the opportunity to review and comment on all documentation relating to the Pre-Closing Restructuring, which documentation shall be in form and substance reasonably acceptable to Buyer.  Without limiting the generality of the foregoing, the Seller Parties shall cause (a) ScotCo to distribute £5,250,000 to its shareholders pursuant to a previously declared dividend, (b) marketable securities held by the Relevant Companies (other than EOCM) to be liquidated and held in cash as of the Closing unless otherwise agreed by Buyer, (c) all Taxes resulting from the Pre-Closing Restructuring that are imposed on the Company, ScotCo, and their Subsidiaries to be paid or fully accrued as liabilities in the calculation of Closing Working Capital and (d) all Excluded Assets to be distributed to Seller (without any ongoing Liability with respect thereto on the part of any Relevant Company) at or prior to Closing. Buyer and Seller shall also cooperate between the date hereof and the Closing with respect to the potential sale of EOCM by the Company, with the terms and conditions of any such sale of EOCM (and appropriate adjustments to this Agreement) subject to the prior written consent of Buyer (it being understood that any such approved sale of EOCM will be deemed to be part of the Pre-Closing Restructuring, but such approved sale of EOCM shall not be required to be agreed upon or completed pre-Closing for the purposes of this Section 6.18 or Section 8.7).

6.19                        Holder Documentation. The Seller Parties and the Relevant Companies will use reasonable best efforts during the Interim Period to cause each Holder to execute and deliver an Owner Support Agreement substantially in the form of Exhibit C (each, an “Owner Support Agreement”).

6.20                        Indemnification and Insurance of Directors and Officers.

(a)                                 For a period of six years after the Closing, Buyer shall not (and shall not seek to), and shall cause the Relevant Companies not to (and not to seek to), amend, repeal, or otherwise modify the Organizational Documents of the Relevant Companies to adversely modify or limit the rights thereunder of individuals who at and at any time prior to the Closing were indemnified by the Company as an officer or director thereof with respect to such pre-existing rights.

(b)                                 The provisions of Section 6.20(a) are intended to be for the benefit of, and will be enforceable by, each applicable current or former member, director, officer, or, if and to the extent determined by the board of managers of the Company, employee of a Relevant Company, any person who is or was serving at the request of the Company as a member, director, or officer of another entity, and his or her heirs and his or her representatives, in each case to the extent covered by the Organizational Documents of the Relevant Companies as in effect on the date hereof.

(c)                                  Prior to the Closing Date, the Seller Parties shall obtain, or cause the Relevant Companies to obtain, prepaid “tail” or “runoff” policies with respect to the directors’ and officers’ liability insurance of the Relevant Companies, which policies shall (i) provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including, in respect of the transactions contemplated by this Agreement and (ii) include terms with respect to coverage, deductibles and amounts no less favorable than the existing policies of the Companies.

6.21                        Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which at any time permit the sale of the Parent Common Stock to the public without registration, Parent agrees to use commercially reasonable efforts to make and keep adequate current public information with respect to the Parent available at all times and to make all required Exchange Act filings during the period beginning on the date on which any portion of the Equity Consideration first vests and ending on the earlier of (a) the date the Equity Consideration no longer constitutes “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and (b) the date that the Holders no longer hold any of the Equity Consideration.

ARTICLE 7
TERMINATION

7.1                               Termination. This Agreement may be terminated at any time before the Closing:

(a)                                 by mutual written agreement of Buyer and the Company;

(b)                                 by Buyer, if the transactions contemplated hereby have not been consummated on or before June 30, 2016 (the “End Date,” as such date may be extended by written agreement of Buyer and the Company), provided that such failure is not due to the failure of Buyer to comply in all material respects with its obligations under this Agreement;

(c)                                  by the Company, if the transactions contemplated hereby have not been consummated on or before the End Date, provided that such failure is not due to the failure of any Relevant Company or any Seller Party to comply in all material respects with its obligations under this Agreement;

(d)                                 by Buyer, if any of the conditions set forth in Article 8 have become impossible to fulfill on or prior to the End Date (provided that such failure is not due to the failure of Buyer to comply in all material respects with its obligations under this Agreement), and such conditions have not been waived by Buyer;

(e)                                  by Buyer within fifteen Business Days of Company delivering a Material Seller Disclosure Letter Supplement and supporting documentation pursuant to Section 6.6(b); provided that after such fifteen Business Day-period, if Buyer has not exercised its termination right pursuant to this Section 7.1(e), Buyer shall be deemed to have waived its rights to terminate this Agreement pursuant to this Section 7.1(e) with respect to the information contained in such Material Seller Disclosure Supplement; or

(f)                                   by the Company, if any of the conditions set forth in Article 9 have become impossible to fulfill on or prior to the End Date (provided that such failure is not due to the failure of any Relevant Company or any Seller Party to comply in all material respects with its obligations under this Agreement) and such conditions have not been waived by the Company or the Owner Representative.

7.2                               Procedure and Effect of Termination. Upon termination of this Agreement by Buyer or the Company under Section 7.1, written notice thereof shall forthwith be given to the other parties, and this Agreement shall terminate without further action by any of the parties. If this Agreement is terminated as provided herein, no party shall have any further Liability to any other party to this Agreement, except to the extent the termination is the result of a willful and material breach by the party of a representation, warranty, or covenant contained in this Agreement, in which case the non-breaching party may pursue any legal or equitable remedies to which it may be entitled.

ARTICLE 8
CONDITIONS TO BUYER’S OBLIGATION TO CLOSE

The obligations of Parent and Buyer to complete the transactions contemplated by this Agreement is subject to the satisfaction at or before the Closing of each of the following conditions, any of which may be waived (to the extent permitted by law), in writing, by Buyer:

8.1                               Representations, Warranties, and Covenants.

(a)                                 The Fundamental Representations (excluding the representations and warranties in Section 4.11 (Taxes)) of the Company and the Seller Parties shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made as of such date (except that any representation or warranty that by its terms was made with reference to a specific date shall be true and correct as of such date). The representations and warranties of the Company and the Seller Parties in this Agreement other than the Fundamental Representations addressed in the foregoing sentence, but including the representations and warranties in Section 4.11 (Taxes) (without giving effect to any Materiality Qualifiers set forth therein for purposes of this Section 8.1(a)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made as of such date (except that any representation or warranty that by its terms was made with reference to a specific date shall be true and correct as of such date) with only such failures to be so true and correct as have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)                                 The Company and the Seller Parties shall have performed and complied in all material respects with all covenants and obligations set forth in this Agreement and required to be performed and complied with by them at or before the Closing.

8.2                               No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

8.3                               Officers’ Certificate. Buyer shall have been provided with a certificate executed by a duly authorized officer of Seller on behalf of the Seller Parties confirming the satisfaction of Sections 8.1 and 8.2.

8.4                               Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other Order issued by any court of competent jurisdiction shall be in effect preventing the consummation of the transactions contemplated by this Agreement or limiting in any way Buyer’s conduct or operation of the business of the Relevant Companies after the Closing; nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity seeking the foregoing be pending; nor shall there be any action taken by a Governmental Entity, or any Order or Applicable Legal Requirement enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement, which makes the consummation of the transactions contemplated by this Agreement illegal; nor shall there be any other legal or regulatory restraint or prohibition in effect preventing the consummation of the transactions contemplated by this Agreement or limiting in any way Buyer’s conduct or operation of the business of the Relevant Companies after the Closing.

8.5                               Governmental and Regulatory Approvals. The parties shall have received all Governmental Consents required to be obtained in connection with the transactions contemplated hereby, including approval of FINRA pursuant to NASD Rule 1017, approval of the FCA as required by Part XII of FSMA, and expiration or termination of the waiting period under the HSR Act.

8.6                               Third-Party Consents. The parties shall have obtained the Third-Party Consents listed on Schedule 8.6, which Third-Party Consents shall be in form and substance reasonably acceptable to Buyer.

8.7                               Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been completed, with all documentation relating thereto in form and substance reasonably satisfactory to Buyer.

8.8                               Employment and Non-Compete Agreements. The Employment Agreements shall be in effect at Closing as contemplated in Schedule III hereto.

8.9                               Phantom Stock Cancellation Agreements. Each Phantom Stock Participant shall have executed and delivered a Phantom Stock Cancellation Agreement.

8.10                        Delivery of Other Items. The Company and each Seller Party shall have delivered to Buyer each of the other items contemplated to be so delivered by this Agreement, including each applicable item listed in Section 1.3, and such other items as Buyer may reasonably request.

ARTICLE 9
CONDITIONS TO THE COMPANY’S AND THE SELLER PARTIES’ OBLIGATIONS TO CLOSE

The obligations of the Company and the Seller Parties to complete the transactions contemplated by this Agreement are subject to the satisfaction at or before the Closing of each of the following conditions, any of which may be waived (to the extent permitted by law), in writing, by either the Company or the Owner Representative:

9.1                               Representations, Warranties, and Covenants.

(a)                                 The Fundamental Representations of Buyer shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made as of such date (except that any representation or warranty that by its terms was made with reference to a specific date shall be true and correct as of such date). The representations and warranties of Buyer in this Agreement other than the Fundamental Representations addressed in the foregoing sentence (without giving effect to any Materiality Qualifiers set forth therein for purposes of this Section 9.1(a)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made as of such date (except that any representation or warranty that by its terms was made with reference to a specific date shall be true and correct as of such date) with only such failures to be so true and correct as have not had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer.

(b)                                 Buyer shall have performed and complied in all material respects with all covenants and obligations set forth in this Agreement and required to be performed and complied with by them at or before the Closing.

9.2                               Officer’s Certificate of Buyer. Seller shall have been provided with a certificate executed on behalf of Buyer by a duly authorized officer confirming the satisfaction of Section 9.1.

9.3                               Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other Order issued by any court of competent jurisdiction shall be in effect preventing the consummation of the transactions contemplated by this Agreement; nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity seeking the foregoing be pending; nor shall there be any action taken by a Governmental Entity, or any Order or Applicable Legal Requirement enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement, which makes the consummation of the transactions contemplated by this Agreement illegal; nor shall there be any other legal or regulatory restraint or prohibition in effect preventing the consummation of the transactions contemplated by this Agreement.

9.4                               Governmental and Regulatory Approvals. The parties shall have received all Governmental Consents required to be obtained in connection with the transactions contemplated hereby, including approval of FINRA pursuant to NASD Rule 1017, approval of the FCA as required by Part XII of FSMA, and expiration or termination of the waiting period under the HSR Act.

9.5                               Delivery of Other Items. Buyer shall have delivered to the Company each of the other items contemplated to be so delivered by this Agreement, including each applicable item listed in Section 1.3 and such other items as Seller Parties may reasonably request.

ARTICLE 10
INDEMNIFICATION

10.1                        Indemnification by the Seller Parties. Subject to the terms and conditions of this Article 10, from and after the Closing, the Seller Parties will indemnify and defend Parent and Buyer in respect of, and hold Parent and Buyer harmless against, any and all Liabilities, damages, losses, claims, demands, fines, fees, interest, Taxes, penalties, assessments, costs, and expenses, including reasonable attorneys’ fees and expenses and costs of investigation (collectively, “Damages”), incurred or suffered by Parent, Buyer or any Affiliate of Parent or Buyer (including the Relevant Companies) resulting from, related to, or arising out of:

(a)                                 any breach of a representation or warranty contained in Article 3 or Article 4 this Agreement or in any certificate delivered by any Seller Party or Relevant Company pursuant hereto;

(b)                                 any failure by any Seller Party or, prior to the Closing, any Relevant Company to perform any covenant or agreement contained in this Agreement;

(c)                                  any failure of payment or wiring instructions set forth in the Allocation Certificate as contemplated under Section 1.3(a)(vii) to be accurate, true and correct in all respects as of the Closing;

(d)                                 any Company Transaction Expenses, Closing Indebtedness, or Change in Control Payments not otherwise deducted from the Purchase Price in accordance with Article 1;

(e)                                  the rights of any Person as a holder of Equity Interests in any Seller Party or Relevant Company as of or prior to the Closing or the allocation of the consideration among the Holders;

(f)                                   the Pre-Closing Restructuring;

(g)                                  the Excluded Assets; or

(h)                                 any matter set forth on Schedule 10.1(h).

10.2                        Indemnification by Buyer and Parent. Subject to the terms and conditions of this Article 10, from and after the Closing, Buyer and Parent shall, jointly and severally,

indemnify and defend the Seller Parties in respect of, and hold the Seller Parties harmless against, any and all Damages incurred or suffered by the Seller Parties resulting from, related to, or arising out of:

(a)                                 any breach of a representation or warranty of Parent or Buyer contained in this Agreement or in any certificate delivered pursuant hereto;

(b)                                 any failure by Parent or Buyer to perform any covenant or agreement contained in this Agreement; or

(c)                                  any Damages suffered by the Seller Parties as a result of any Post-Closing Restructuring.

10.3                        Claims for Indemnification.

(a)                                 Procedure for Claims. A Person entitled to indemnification under this Article 10 (an “Indemnified Party”) wishing to assert a claim for indemnification under this Article 10 must deliver to the person from whom indemnification is sought (the “Indemnifying Party”) a written notice (a “Claim Notice”) that states (i) in reasonable detail the facts constituting the basis for the Damages claimed and (ii) the amount (the “Claim Amount”) of any Damages claimed by the Indemnified Party, to the extent then known. Within 30 days after delivery of a Claim Notice, the Indemnifying Party must deliver to the Indemnified Party a written response in which the Indemnifying Party must (A) agree that the Indemnified Party is entitled to receive all of the Claim Amount (in which case such response will, if Buyer is the Indemnified Party, be accompanied by instructions from the Indemnifying Party to the Escrow Agent to pay Buyer the Claim Amount from the funds held pursuant to the Escrow Agreement), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claim Amount (the “Agreed Amount”) (in which case such response will, if Buyer is the Indemnified Party, be accompanied by instruction from the Indemnifying Party to the Escrow Agent to pay Buyer the Agreed Amount from the funds held pursuant to the Escrow Agreement), or (C) contest that the Indemnified Party is entitled to receive any of the Claim Amount. If the Indemnifying Party in such response contests the payment of all or part of the Claim Amount, the Indemnifying Party and the Indemnified Party will use good faith efforts to resolve such dispute. If such dispute is not resolved within 60 days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party will each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.6.

(b)                                 Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to, or arising out of a third-party claim shall be subject to the following additional procedures and provisions. An Indemnified Party must give written notification to the Indemnifying Party of the commencement of any action, suit, or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim or demand by a third party. Such notification must state (i) in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such third-party claim, and (ii) the amount of the

Damage being claimed. Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party (the “Defense Assumption Notice”), assume control of the defense of such action, suit, proceeding, or claim with counsel reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party may not assume control of the defense of any action, suit, proceeding, or claim that seeks non-monetary relief, criminal penalties, or aggregate damages greater than 150% of the then-remaining funds held pursuant to the Escrow Agreement; provided, further, that if at any time during the defense of such third-party claim, the Indemnifying Party discovers or identifies new facts or circumstances that lead the Indemnifying Party to reasonably determine that such third-party claim is not an indemnifiable claim entitling the Indemnified Party to recovery pursuant to this Article 10, the Indemnifying Party may notify the Indemnified Party in writing of such facts or circumstances, indicating that the Indemnifying Party no longer wishes to defend such third-party claim and thereby rescinding the Defense Assumption Notice with sufficient advance notice to prevent the Indemnified Party from being prejudiced by such rescission (and in any event, not less than 30 days advance notice). If the Indemnifying Party rescinds a Defense Assumption Notice in accordance with the preceding and to the extent either that the Indemnified Party agrees that the Indemnifying Party is not liable for such third-party claim or it is judicially determined that the Indemnifying Party is not liable for such third-party claim, then the formerly Indemnified Party shall promptly pay and reimburse the formerly Indemnifying Party for all reasonable costs and expenses (including legal fees) that it paid or incurred in the defense of the Indemnified Parties with respect to the third-party claim that is the subject of the rescinded Defense Assumption Notice. The Indemnifying Party and the Indemnified Party will cooperate to transition the defense of such matter. If the Indemnifying Party does not assume control of such defense, the Indemnified Party will control such defense. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding, or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith will be considered Damages for purposes of this Agreement; provided, however, that in no event will the Indemnifying Party be responsible for the fees and expenses of more than one additional counsel for all Indemnified Parties. The party controlling the defense of a third-party claim must (A) keep the other party advised of the status of such action, suit, proceeding, or claim and the defense thereof, (B) provide the other party with reasonable access to all relevant information and documentation relating to the claim and the prosecution or defense thereof, and (C) consider recommendations made by the other party with respect thereto. The Indemnified Party may not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party. The Indemnifying Party may not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all Liability with respect thereto or that imposes any Liability on the Indemnified Party without the prior written consent of the Indemnified Party.

(c)                                  All indemnity payments made under this Agreement will be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Legal Requirement.

10.4                        Survival.

(a)                                 The representations and warranties of the parties set forth in this Agreement (and the related indemnification rights under this Article 10) will survive the Closing and the consummation of the transactions contemplated hereby and continue until the eighteen month anniversary of the Closing Date, at which time they will expire; provided, however, that all Fundamental Representations (and the related indemnification rights under this Article 10) shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the date that is 60 days following the expiration of all applicable statute of limitations with respect thereto.

(b)                                 The covenants and agreements set forth in this Agreement to be performed at or before the Closing will survive the Closing and continue until the eighteen month anniversary of the Closing Date.  The covenants and agreements set forth in this Agreement to be performed after the Closing shall survive the Closing until performance in accordance with the terms thereof.

(c)                                  If an indemnification claim under this Article 10 is properly asserted under Section 10.3 prior to the applicable survival date, then the related representation or warranty will survive until, but only for the purpose of, the final resolution of such claim.

10.5                        Limitations and Other Terms.

(a)                                 Limitations on Liability of Seller Parties. Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Seller Parties for Damages under Section 10.1(a) will not exceed an amount equal to the Cap, and (ii) the Seller Parties will not be liable under Section 10.1(a) unless and until the aggregate Damages for all claims under such section equal or exceed the Deductible, at which time the Seller Parties will be liable for all such Damages exceeding the Deductible; provided, however, that the limitations set forth in this Section 10.5(a) will not apply to a claim arising out of a breach of a Fundamental Representation or any representation that was fraudulently made.

(b)                                 Limitations on Liability of Buyer. Notwithstanding anything to the contrary herein, (i) the aggregate liability of Buyer under Section 10.2(a) will not exceed an amount equal to the Cap, and (ii) Buyer will not be liable under Section 10.2(a) unless and until the aggregate Damages for all claims under such section equal or exceed Deductible, at which time Buyer will be liable for all Damages exceeding the Deductible; provided, however, that the limitations set forth in this Section 10.5(b) will not apply to a claim arising out of a breach of a Fundamental Representation or any representation that was fraudulently made.

(c)                                  Materiality Qualifiers. For purposes of this Article 10, the representations and warranties of each of the Company, the Seller Parties, and Buyer in this Agreement (other than Section 4.11(a)) and in any certificate delivered pursuant hereto shall be deemed not to include any Materiality Qualifiers for the purposes of quantification of any Damages but the Materiality Qualifiers shall be considered in determining whether there has been a breach of any representations and warranties made in this Agreement.

(d)                                 Circular Claims. Notwithstanding anything to the contrary in this Agreement or elsewhere, the Seller Parties and their respective representatives shall not be entitled to, and shall not seek to, recover from, any of Buyer, the Companies or their Affiliates or representatives pursuant to claims afforded to such Persons, including pursuant to the Organizational Documents of the Relevant Companies, with respect to any amounts for which Buyer would be entitled to indemnification therefor under Section 10.1 (without giving effect to the other limitations of this Article 10).  Each Seller Party, on its own behalf and on behalf of its Affiliates and its and their respective representatives, hereby irrevocably waives and releases any such claim as of the Closing.

(e)                                  Limited Recourse. Notwithstanding anything in this Agreement or the Ancillary Agreements to the contrary, the Escrow Agreement will be the primary means for Buyer, the Company, and their Affiliates to collect any Damages for which they are entitled to indemnification under this Agreement. Buyer and its Affiliates shall have secondary recourse solely to the unvested Equity Consideration paid to any Holder at Closing for such Holder’s Proportionate Share of amounts due hereunder from such Holder or the Seller Parties. For the avoidance of doubt, (i) Buyer, the Company, and their Affiliates shall have no recourse against the Cash Consideration with respect to Damages for which they may be entitled to indemnification under this Agreement, other than the Escrow Amount and (ii) each Holder’s direct liability payable for Damages under this Agreement shall be limited to the unvested Equity Consideration held by such Holder. Without limiting Section 11.11, Buyer’s and its Affiliates’ (including Parent’s) exclusive means and recourse for collecting Damages for which they are entitled to indemnification under this Agreement shall be the Escrow Agreement and the Equity Consideration as set forth in the foregoing sentences. The exercise of or failure to exercise such rights will not constitute an election of remedies.

(f)                                   Exclusive Remedies. Except with respect to claims for equitable relief and except with respect to claims of intentional fraud, the rights of the Indemnified Parties under this Article 10 shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates from and after the Closing.  In furtherance of the foregoing, each party to this Agreement hereby WAIVES AND DISCHARGES, to the fullest extent permitted under all Applicable Legal Requirement, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement and the transactions contemplated herein that such party may have against the other parties hereto and their Affiliates arising under or based upon any Applicable Legal Requirement, except pursuant to the indemnification provisions set forth in this Article 10.

(g)                                  Damages.  Each Indemnified Party shall be obligated in connection with any claims for indemnification under this Article 10 to use commercially reasonable efforts to obtain any insurance proceeds available to such Indemnified Party with regard to the applicable claim under the Indemnified Party’s insurance policies.  The amount of Damages payable by an Indemnifying Party to an Indemnified Party pursuant to this Article 10 shall be limited to the amount by which such Damages exceeds any insurance proceeds actually received by the Indemnified Party with respect to such Damages under any applicable insurance policies of the Indemnified Party, net of any increased premiums or costs of collection.

(h)                                 No Duplication.  Any liability for indemnification under this Article 10 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant, or agreement.  For the avoidance of doubt, Parent and Buyer shall not be entitled to indemnification with respect to any particular amount of Damages to the extent such Damages were included as a Liability in the final calculation of Closing Working Capital or otherwise included as a component, and taken into account, in the calculation of the Purchase Price pursuant to the definition thereof.

ARTICLE 11
MISCELLANEOUS

11.1                        Amendment and Modification. This Agreement may be amended, modified, or supplemented only by a written agreement executed by Buyer, on the one hand, and the Seller or the Owner Representative, on the other hand.

11.2                        Waivers and Consents. Any failure of a party to comply with any obligation, covenant, agreement, or condition herein, to the extent legally allowed, may be waived, but only in a writing signed by the waiving party or parties. Any such waiver or failure to insist upon strict compliance with an obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, the consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.2.

11.3                        Press Releases and Public Announcements. Promptly following execution and delivery of this Agreement, the parties shall jointly issue a press release in the form approved by the parties, such approval not to be unreasonably withheld or delayed. Except for such press release (and the filing by Buyer or its Affiliates with the SEC of a Form 8-K relating to this Agreement and such press release), prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement shall be made by or on behalf of any party hereto without the prior approval, not to be unreasonably withheld or delayed, of the other parties, unless the party making the announcement or disclosure shall give prior written notice to the other parties and consider in good faith their suggestions with respect thereto, to the extent possible and legally permissible. After the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement shall be made by or on behalf of any Seller Party without the prior approval, not to be unreasonably withheld or delayed, of Buyer.

11.4                        Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent via electronic transmission to the email address or facsimile number given below, (c) one Business Day after delivery to a reputable overnight delivery service for next Business Day delivery, or (d) four Business Days after mailing if mailed postage prepaid with return receipt requested. If the day on which a notice or other communication is deemed given under this Section 11.4 is not a Business Day, then such notice or other communication shall instead be deemed given on the next Business Day. Such notices, requests, demands, and other communications shall be addressed to the parties as follows:

(1)                                 If to Parent or Buyer or to the Company after Closing:

Piper Jaffray Companies
800 Nicollet Mall, Suite 1000
Minneapolis, Minnesota 55402
Attention:	General Counsel
Email:	john.w.geelan@pjc.com
Telephone:	(612) 303-6000
Fax:	(612) 303-1772

with a copy (which will not constitute notice) to:

Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attention:	Michael A. Stanchfield
Brandon C. Mason
Email:	mike.stanchfield@FaegreBD.com
brandon.mason@FaegreBD.com
Telephone:	(612) 766-7000
Fax:	(612) 766-1600

(2)                                 If to the Company prior to the Closing:

Simmons & Company International
700 Louisiana St., Suite 1900
Houston, Texas 77002
Attention:	Michael E. Frazier, Chairman and CEO
Email:	mfrazier@simmonsco-intl.com
Telephone:	(713) 236-9999
Fax:	713-223-7887

with a copy to (which will not constitute notice):

Norton Rose Fulbright
Fulbright Tower
1301 McKinney, Suite 5100

Houston, Texas 77010-3095
Attention:	Daniel L. Mark
Email:	daniel.mark@nortonrosefulbright.com
Telephone:	(713) 651 5151
Fax:	(713) 651-5246

(3)                                 If to any Seller Party or to the Owner Parties generally:

Simmons & Company International
700 Louisiana St., Suite 1900
Houston, Texas 77002
Attention:	Michael E. Frazier, Chairman and CEO
Email:	mfrazier@simmonsco-intl.com
Telephone:	(713) 236-9999
Fax:	713-223-7887

with a copy to (which will not constitute notice):

Norton Rose Fulbright
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Attention:	Daniel L. Mark
Email: daniel.mark@nortonrosefulbright.com
Telephone:	(713) 651 5151
Fax:	(713) 651-5246

A party may change the address to which such notices, requests, demands and other communications are to be given by giving each other party notice of such change in the manner prescribed by this Section 11.4.

11.5                        Assignment; Third-Party Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any party without the prior written consent of all parties hereto (except that after the Closing Buyer may assign this Agreement or any of its respective right, interests, or obligations hereunder without consent to one or more Affiliates of Buyer or any acquirer of all or any portion of the business of the Relevant Companies, in which event Buyer shall not be released or discharged from its obligations hereunder). Any purported assignment, delegation or other transfer not permitted by this Section 11.5 shall be void. Except to the extent provided in Section 6.20, in Article 10 with respect to Affiliates of Buyer and the Seller Parties, and those rights granted to Holders as documented in the Ancillary Documents (including rights of certain Holders under the Employment Agreements related to Employment-Related Retention or a portion of the Incentive Pool), this Agreement is not intended to confer any rights upon any other person, including but not limited to any past or current participant in any Company Employee Plan.

11.6                        Governing Law; Venue. This Agreement and the relationship between the parties shall be governed by the laws of the State of Delaware, without giving effect to choice-

of-law principles. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any state or federal court sitting in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.4 shall be deemed effective service of process on such party.

11.7                        Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any suit, action, proceeding or counterclaim (whether based on contact, tort, or otherwise) arising out of or related to this agreement or the transactions contemplated hereby.

11.8                        Counterparts. This Agreement may be executed in two or more counterparts, and delivered by facsimile or other form of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.9                        Entire Agreement. This Agreement, including the Seller Disclosure Letter and the exhibits and schedules hereto, embodies the entire agreement and understanding of the parties in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to that subject matter. There are no restrictions, promises, representations, warranties (express or implied), covenants, or undertakings of the parties, other than those expressly set forth or referred to in this Agreement.

11.10                 Severability. If any provision hereof is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the provisions hereof shall continue in full force and effect and shall in no way be affected or invalidated, and such provision automatically will be amended so that it is valid, legal, and enforceable to the maximum extent permitted by Applicable Legal Requirements, but as close to the parties’ original intent as is permissible.

11.11                 Equitable Remedies. The parties agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled, to the fullest extent permitted by law, to an injunction restraining such breach, violation, or default or threatened breach, violation, or default and to any other equitable relief, including specific performance, without bond or other security being required.

11.12                 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties incurring such costs and expenses except as explicitly stated otherwise herein.

11.13                 Further Assurances. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each party will take such further action (including the execution and delivery of such further instruments and documents) as the other party may reasonably request, at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article 10).

11.14                 Seller Disclosure Letter.  The Seller Disclosure Letter has been arranged in a manner that corresponds to the sections and subsections of this Agreement; provided that a disclosure made in any section of the Seller Disclosure Letter shall be deemed to be disclosed in any other section of the Seller Disclosure Letter to the extent that the relevance of such additional disclosure is reasonably apparent. The inclusion of any information (including dollar amounts) in the Seller Disclosure Letter shall not be deemed to be an admission or acknowledgment by the Seller Parties that such information is required to be listed in such section of the Seller Disclosure Letter or is material to or outside the ordinary course of business of any Person.  The mere listing in the Seller Disclosure Letter of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty has to do with the existence of the document or other item itself or the mere listing of the document or item in the Seller Disclosure Letter otherwise clearly informs Buyer of an exception to the representation or warranty).  The information contained in this Agreement and the Seller Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by the Seller Parties to any third party of any matter whatsoever (including any violation of any Applicable Legal Requirement or breach of contract).  Unless the context otherwise requires, all capitalized terms used in the Seller Disclosure Letter shall have the respective meanings assigned in this Agreement.

11.15                 Certain Approvals.  By execution of this Agreement, each Seller Party hereby consents and agrees (including in its capacity as a member, manager, director, or holder of Equity Interests in any of the Seller Parties, the Relevant Companies and their Affiliates, with the same effect as a duly executed consent under the applicable provisions of Applicable Legal Requirements and such Person’s Organizational Documents, in each case to the extent applicable) to the execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby by the Seller Parties, the Relevant Companies and their Affiliates. Each Seller Party further waives any and all come-along or tag-along rights, rights of co-sale and redemption, rights of first refusal, purchase rights and options to purchase, all consent or notice rights and other similar rights arising under the Organizational Documents of any of the Seller Parties, the Relevant Companies and their Affiliates or otherwise in connection with this Agreement and the Ancillary Documents and consummation of the transactions contemplated hereby and thereby.  At every meeting of the shareholders of any Relevant Company or any Seller Party called with respect to any of the transactions contemplated hereby, and on every action or approval by written consent of shareholders with respect to any of the following, each Seller Party agrees to vote and to cause any holder of record to vote all shares owned beneficially or of record by, or allocated to, him or her at the record date for the vote (including any shares over which such Seller Party has voting power, by contract or otherwise) in favor of adoption of the transactions contemplated hereby and any matter that could reasonably be expected to facilitate the transactions contemplated hereby.

11.16                 Non-Recourse.  This Agreement may only be enforced against, and any claim or cause of action (whether in contract or tort, in law or in equity) based upon, arising out of, or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or the negotiation, execution, performance or non-performance of this Agreement or any Ancillary Document (including any representation or warranty made in or in connection with this Agreement or the Ancillary Documents) may only be brought against, the entities that are expressly named as parties hereto or thereto, as applicable, and then only with respect to the specific obligations set forth herein and therein with respect to such party, and subject to the limitations contained herein and therein (as applicable).  No Person, including any past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative of any named party to this Agreement or such Ancillary Document (“Non-Party Affiliates”), shall have any Liability (whether in contract, tort, equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of parties under this Agreement, any Ancillary Document or any (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby except to the extent expressly set forth in this Agreement or the Ancillary Documents.  The Parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 11.16.

11.17                 Role of Norton Rose Fulbright US LLP; Waiver of Conflicts and Privilege.

(a)                                 Buyer and Parent waive and will not assert, and agree to cause each Relevant Company to waive and to not assert, any conflict of interest arising out of or relating to the potential representation, after the Closing (the “Post-Closing Representation”), of any Relevant Company or any officer, employee, director or manager of any Relevant Company (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, by Norton Rose Fulbright US LLP or Burness Paull LLP (the “Seller Counsel”), to the extent such conflict would arise solely by virtue of the Seller Counsel’s current representation of any Relevant Company in connection with this Agreement or the transactions contemplated by this Agreement (the “Current Representation”).

(b)                                 The parties to this Agreement agree that, following the Closing, with respect to any communication between Seller Counsel, on the one hand, and any of Seller, the Relevant Companies, any Designated Person, Holders or their respective Affiliates, on the other hand, occurring during the Current Representation in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby (collectively, the “Privileged Communications”), the attorney-client privilege and expectation of client confidence shall, as between the Seller Parties, on the one hand, and Parent, Buyer and the Relevant Companies, on the other hand, shall be vested in and belong to, and may be controlled by, Seller and shall not pass to or be claimed by Buyer, Parent, or the Relevant Companies. Accordingly, following the Closing, (i) Buyer, Parent and the Relevant Companies will not have access to any such Privileged Communications or the files of Seller Counsel or other advisor relating to the Current Representation without the prior written consent of Seller, which will not be unreasonably withheld, (ii) to the extent such files constitute property of the client during the Current Representation, only the Seller (and not the Relevant Companies) shall hold such property rights, (iii) Seller Counsel or other advisor shall have no duty to reveal or disclose any such Privileged Communications to Buyer, Parent, or the Relevant Company Companies by reason of any Post-Closing Representation, (iv) Seller may use the Privileged Communications in any dispute that relates in any way to this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby (including in any claim for indemnification brought by Buyer, Parent, or their respective representatives) and (v) none of Buyer, Parent, or the Company may use or rely on any of the Privileged Communications in any action against or involving any of the parties to this Agreement.  Notwithstanding the foregoing, the Seller Parties shall use reasonable efforts to protect such privilege with respect to third parties and shall not waive or compromise such privilege without the express consent of Buyer.  The parties acknowledge that such privileged information may also be subject to the “common interest” or “joint defense” privilege.

ARTICLE 12
INTERPRETATION, DEFINITIONS

12.1                        Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

“83(b) Election” has the meaning set forth in Section 6.12(k).

“Accredited Holder” shall mean each Holder that is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act.

“Adjustment Amount” has the meaning set forth in Section 1.4(c).

“Affected Employees” has the meaning set forth in Section 6.9(d).

“Affiliate” means, (a) in the case of an individual, (i) the members of the immediate family (including parents, siblings, and children) of such individual, (ii) the individual’s spouse, and (iii) any entity directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, any of the foregoing individuals, or (b) in the case of an entity, any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such entity, including any officer, director, or executive employee of such entity. For these purposes, “controlling,” “controlled by,” or “under common control with” a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreed Amount” has the meaning set forth in Section 10.3(a).

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 6.12(e).

“Allocation Certificate” has the meaning set forth in Section 1.3(a).

“Ancillary Documents” means, with respect to a Person, any document executed and delivered by or on behalf of such Person in connection with the execution and delivery of this Agreement or the Closing, pursuant to the terms of this Agreement (but not including this Agreement).

“Anti-Corruption Laws” has the meaning set forth in Section 4.9(b).

“Anti Money Laundering Laws” has the meaning set forth in Section 4.9(b).

“Applicable Accounting Standards” means (a) with respect to a Person which is a resident of the U.S. or an entity organized in the U.S. (including the Company and its consolidated Subsidiaries), generally accepted United States accounting principles, and (b) with respect to a Person which is a resident of the U.K. or an entity organized in the U.K., generally accepted U.K. accounting principles.

“Applicable Legal Requirement” means any international, supranational, federal, national, provincial, state, municipal, free zone, or local constitution, treaty, law, statute, code, administrative interpretation, ordinance, published policy statement, rule, regulation or other requirement (including the terms of any Permit or Order) of any Governmental Entity applicable to the Person or Persons referenced or to any of the assets, officers, directors, employees, agents, shareholders, partners, members, or other owners of such Persons or Persons.

“Attributed Net Revenue” means, with respect to any period, revenue actually recorded by Parent in accordance with Applicable Accounting Standards during such period that is directly attributable to mergers and acquisitions advisory or equity and debt capital markets engagements involving companies in the energy sector (other than any such engagements (a) attributable to Parent or its Subsidiaries prior to the Closing, (b) relating to any Person that acquires the business of Buyer, or (c) relating to any Excluded Acquired Business) or otherwise deemed to be originated by personnel of the Company as determined by Parent’s head(s) of Investment Banking, in each case less any unreimbursed underwriting or transaction costs or out-of-pocket expenses or unrecovered costs of collection, in each case as reasonably determined by Parent.  Parent and Owner Representative shall negotiate in good faith regarding the treatment of revenue relating to any Excluded Acquired Business.  Notwithstanding the foregoing or anything else to the contrary, Attributed Net Revenue will exclude (and no Incentive Pool or other compensatory or incentive award payment accrual will result from) any revenue the extent that such revenue was associated with a net account receivable which was unpaid as of the Closing Date and which was included in the calculation of Closing Working Capital.

“Average Annual Attributed Net Revenue” means an amount equal to one-third of the aggregate Attributed Net Revenue for the Incentive Pool Period; provided, that, if a Parent Change in Control occurs prior to the third anniversary of the Closing Date, the

Average Annual Attributed Net Revenue shall be the greater of (a) such amount and (b) an amount equal to one-third of the CIC-Adjusted Attributed Net Revenue.

“BD Entities” has the meaning set forth in Section 4.8(b).

“Blocked Person” has the meaning set forth in Section 4.9(a).

“Brokerage Agreement” means any brokerage agreement entered into by any Relevant Company for the purpose of providing brokerage services to a Client.

“Business Day” means any day which is not a Saturday, Sunday or a day on which banks in Houston, Texas, or Minneapolis, Minnesota, are authorized or obligated by law or executive order to be closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Employee Plans” has the meaning set forth in Section 6.9(d).

“Buyer’s Knowledge” means the actual knowledge of any individual who is serving as a director or executive officer of Buyer.

“Cap” means $15 million.

“Cash Consideration” has the meaning set forth in Section 1.2(a).

“Change in Control Payments” means (a) all amounts payable under the Phantom Stock Plan or the Phantom Stock Cancellation Agreements, (b) any other commission, settlement, bonus, or other similar payment payable by any Relevant Company, Seller, Seller HoldCo or any of their Affiliates to any director, officer, any member of management, employee, consultant, or any other Person that is compensatory in nature and that is accelerated or triggered (whether alone or in combination with other events) by the consummation of the transactions contemplated by this Agreement, (c) any payments required to be made at or prior to the Closing pursuant to Section 6.9, and (d) any Tax or other Liability of any of Parent, Buyer, the Relevant Companies or their Affiliates associated with the foregoing.

“CIC-Adjusted Attributed Net Revenue” means the sum of the Attributed Net Revenue for the period from the Closing Date through the last day of the month in which a Parent Change in Control Occurs plus either:

(a)                                 if a Parent Change in Control Occurs on or prior to the first anniversary of the Closing Date, an amount equal to the number of full calendar months remaining in the Incentive Pool Period following the date of the Parent Change in Control multiplied by $6,666,666.66; or

(b)                                 if a Parent Change in Control occurs on or after the first anniversary of the Closing Date but prior to the third anniversary of the Closing Date, an amount equal to the number of full calendar months remaining in the

Incentive Pool Period after the date of the Parent Change in Control multiplied by the greater of (i) $6,666,666.66 and (ii) one-twelfth the Attributed Net Revenue for the twelve full calendar months ending with the month in which such Parent Change in Control occurs.

“Claim Amount” has the meaning set forth in Section 10.3(a).

“Claim Notice” has the meaning set forth in Section 10.3(a).

“Client” means any Person to whom any Relevant Company provides any product or service.

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash Consideration” has the meaning set forth in Section 1.2(d).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Indebtedness” means an amount, determined as of the Closing Date, equal to:

(a)                                 all indebtedness of the Company for the repayment of borrowed money (whether or not represented by bonds, debentures, notes, or similar instruments); plus

(b)                                 all accrued and unpaid interest thereon; plus

(c)                                  all premiums, prepayment penalties, fees, and other amounts required to be paid pursuant thereto.

“Closing Working Capital” means, as of immediately prior to the Closing, (i) the consolidated current assets of the Relevant Companies, minus (ii) the consolidated current Liabilities of the Relevant Companies, in each case, excluding the Excluding Assets (and associated Liabilities) and as determined in accordance with Applicable Accounting Standards (applied consistently with the Relevant Companies’ past practice, to the extent in accordance with Applicable Accounting Standards) and the applicable provisions of this Agreement, subject to the sample calculation and methodology set forth in Schedule IV.  Notwithstanding anything to the contrary in this Agreement, any Liabilities accounted for as part of the calculation of Purchase Price shall not be duplicated in the calculation of Closing Working Capital.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 and any regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986 and any regulations promulgated thereunder.

“Code Staff” has the meaning set forth in Section 4.13(t).

“Company” has the meaning set forth in the recitals.

“Company Employee Plans” has the meaning set forth in Section 4.14(a).

“Company Transaction Expenses” means all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by any Relevant Company or any Seller Party in connection with the structuring, negotiation, or consummation of the transactions contemplated by this Agreement, in each case to the extent unpaid as of the Closing.

“Competitive Business” has the meaning set forth in Section 6.13.

“Content” means all text, artwork, images, animation, music (and the structure and design in which such information is presented) on any Relevant Company’s web sites, including web pages, white papers, driver and software downloads as well as training, educational and reference materials.

“Contract” means any mortgage, indenture, lease, license, note, bond, contract, agreement, commitment, employee benefit plan or other instrument or arrangement.

“Contractor” means any person who performs work or services for any Relevant Company but who is not an Employee.

“Current Representation” has the meaning set forth in Section 11.17(a).

“Damages” has the meaning set forth in Section 10.1.

“Deductible” means $1,500,000.

“Defense Assumption Notice” has the meaning set forth in Section 10.3(b).

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Designated Person” has the meaning set forth in Section 11.17(a).

“Economic Sanctions” has the meaning set forth in Section 4.9(a).

“Employees” means the individuals employed by any Relevant Company.

“Employment Agreements” means those employment or consulting agreements (including non-compete terms) entered into or to be entered into between Buyer, one of its Affiliates or one of the Relevant Companies, on the one hand, and those certain individuals listed and as contemplated in Schedule III hereto on the other hand, in form reasonably acceptable to Buyer.

“Employment-Related Retention” has the meaning set forth in Section 6.9(g)

“End Date” has the meaning set forth in Section 7.1(b).

“Environmental Claim” means any notice by a Person alleging potential Liability (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any material or form of energy at any location, whether or not owned by a Relevant Company or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any law, regulation, order, decree or permit requirement of any Governmental Entity relating to:  (a) the protection, investigation or restoration of the environment, human health and safety or natural resources; (b) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor or wetlands protection.

“EOCM” means Energy Opportunities Capital Management, LLC, a Delaware limited liability company.

“Equities Incentive Pool” has the meaning set forth in Section 6.10(b).

“Equity Consideration” has the meaning set forth in Section 1.2(a).

“Equity Consideration Restricted Stock Agreements” means restricted stock agreements substantially in the form of Exhibit D entered into or to be entered into as soon as practicable prior to Closing by Parent and each Holder entitled to receive Equity Consideration pursuant to Section 1.2(c).

“Equity Interests” means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents of such Person’s capital stock, partnership interests, membership interests, limited liability company interests or other equivalent equity or ownership interests and any rights, warrants or options exchangeable or exercisable for or convertible into such capital stock or other equity or ownership interests (whether embedded in other securities or not), or Share Equivalents.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means (a) each Relevant Company, (b) any trade or business with which any Relevant Company is under common control within the meaning of Section 4001(b) of ERISA, (c) any corporation with which any Relevant Company is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, (d) any entity with which any Relevant Company is under common control within the meaning of Section 414(c) of the Code, (e) any entity with which any Relevant Company is a member of an affiliated service group within the meaning of Section 414(m) of the Code, and (f) any entity with which any Relevant Company is aggregated under Section 414(o) of the Code, including each Relevant Company’s Subsidiaries; provided, that, each reference to Relevant Company and Subsidiary in this definition shall be deemed to exclude EOCM (it being understood that this proviso does not exclude EOCM from the definition of ERISA Affiliate if it would otherwise be included by virtue of its relationship to other Relevant Companies).

“Escrow Agent” has the meaning set forth in Section 1.2(d).

“Escrow Agreement” has the meaning set forth in Section 1.2(d).

“Escrow Amount” has the meaning set forth in Section 1.2(d).

“Estimated Cash Consideration” has the meaning set forth in Section 1.2(b).

“Estimated Change in Control Payments” has the meaning set forth in Section 1.3(a)(iii).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.3(a)(ii).

“Estimated Company Transaction Expenses” has the meaning set forth in Section 1.3(a)(i).

“Estimated Purchase Price” has the meaning set forth in Section 1.2(b).

“Estimated SPE II Founder L.P. Interest Value” has the meaning set forth in Section 1.3(a)(v).

“Estimated Closing Working Capital” has the meaning set forth in Section 1.3(a)(iv).

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Assets” means all of the assets set forth on Schedule V hereto, and all Liabilities related thereto.

“Excluded Acquired Business” means any Person (other than a natural person), business or unit that is acquired by, is merged or consolidated with, or is otherwise integrated with the business of Parent after the Closing Date, except to the extent that Parent and Owner Representative mutually agree to treat all or part of the revenue generated by such Person, business or unit as Attributed Net Revenue.

“FCA” means the United Kingdom Financial Conduct Authority.

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Filings” has the meaning set forth in Section 4.8(c).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FSMA” has the meaning set forth in Section 4.8(k).

“Fundamental Representation” means,

(i)                                     with respect to the Seller Parties, those representations and warranties set forth in Section 3.1 (The Purchased Interests; the Shares), Section 3.2 (Organization; Authorization; Execution; Capacity), Section 3.6 (Finders or Investment Bankers), Section 4.1 (Organization; Authorization, Execution; Capacity), Section 4.2 (Capitalization), Section 4.3 (Subsidiaries), Section 4.11 (Taxes), and Section 4.23 (Finders or Investment Bankers); and

(iii)                               with respect to Buyer, those representations and warranties set forth in Section 5.1 (Corporate Organization), Section 5.2 (Authorization and Execution), Section 5.9 (Finders or Investment Bankers), and Section 5.10(c) (Parent Capitalization).

“Governmental Consents” has the meaning set forth in Section 3.3(a).

“Governmental Entity” means (a) any international, supranational, nation, state, territory, province, county, city or other unit or subdivision thereof, (b) any entity, official, commission, department, ministry, board, bureau, agency, authority, or other body exercising executive, legislative, taxing, judicial, regulatory, or administrative functions of or pertaining to government, (c) any court, tribunal, or arbitrator or (d) any industry self-regulatory organization, agency, or authority or securities exchange, (e) the SIPC, and (f) any other commission, board, agency, or body, whether in the United States or foreign, having jurisdiction over any Company, including the SEC, the IRS, the United States Department of Labor, FINRA, the New York Stock Exchange, the FCA, the Guernsey Financial Services Commission, the Dubai Financial Services Authority and the Dubai International Financial Centre Authority.

“GP Seller” has the meaning set forth in the preamble.

“Hazardous Substance” means: (a) any substance that is regulated as or which falls within the definition of a “hazardous substance,” “hazardous waste,” or “hazardous material” pursuant to any Environmental Law, or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.

“Holdback Amount” has the meaning set forth in Section 1.2(d).

“Holder” has the meaning set forth in the preamble.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IA Entities” has the meaning set forth in Section 4.8(a).

“Incentive Pool” means an amount equal to the sum of (a) 150% of the amount, if any, by which Average Annual Attributed Net Revenue exceeds $70 million and (b) any amounts reallocated to the Incentive Pool pursuant to Section 6.9(g). For example, if the Average Annual Attributed Net Revenue is $90 million and there is no reallocation pursuant to Section 6.9(g), the Incentive Pool would be $30 million.  For the avoidance of doubt, if Average Annual Attributed Net Revenue does not exceed $70 million and there is no reallocation pursuant to Section 6.9(g), then the Incentive Pool will be $0 and no amounts will be payable pursuant to Section 6.10 (or any Ancillary Document providing for payments from the Incentive Pool).

“Incentive Pool Employees” has the meaning set forth in Section 6.10(a).

“Incentive Pool Period” has the meaning set forth in Section 6.10(b).

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Information Technology Systems” means any combination of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data, and video networks) and other similar or related items of automated, computerized, or software systems and any other networks or systems and related services that are used or relied on by the Relevant Companies.

“Intellectual Property” means all worldwide trademarks and service marks (including rights in unregistered/common law marks), patents (including applications for all of the foregoing), trade names, trade dress, logos, Internet domain names, copyrights, trade secrets, know-how (including inventions, procedures, designs and processes not patented, computer programs, formulae, databases and data), all proprietary and intellectual property rights in and to the foregoing and all other proprietary and intellectual property rights.

“Interim Period” means the period from the date hereof through the Closing or termination of this Agreement, as applicable.

“Investment Advisers Act” means the United States Investment Advisers Act of 1940.

“Investment Banking Incentive Pool” has the meaning set forth in Section 6.10(b).

“Investment Company Act” means the United States Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service.

“ISDA Master Agreement” means each International Swaps and Derivatives Association master agreement.

“Leased Real Property” has the meaning set forth in Section 4.16(b).

“Legal Proceeding” means any claim, complaint, action, litigation, investigation, audit, arbitration, order, sanction, administrative charge, or administrative or other proceeding by or before, or otherwise involving, any Governmental Entity.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any lien, pledge, mortgage, claim, easement, restriction (other than any restriction on transferability imposed by securities laws applicable to unregistered securities generally), limitation, charge, Liability, license, obligation, encumbrance, security interest, option, or other right of any third party.

“Lookback Date” means, (a) as used in Section 4.8 and 4.9, November 16, 2010 or (b) as used in any other context, November 16, 2012.

“Majority Holders” has the meaning set forth in Section 1.6(b).

“Malicious Instructions” has the meaning set forth in Section 4.18(b).

“Material Adverse Effect” means (1) any material adverse effect on or change in the ability of the Seller Parties and the Relevant Companies to timely consummate the transactions contemplated by this Agreement or the Ancillary Documents or perform their obligations hereunder or thereunder on a timely basis or (2) any material adverse change, event, circumstance, occurrence, fact, or development with respect to, or a material adverse effect on the assets, business, properties, condition (financial or otherwise), operations, or results of operations of the Relevant Companies, in each case other than (with respect to clause (2)) any effect or change (i) resulting from general economic or market conditions, (ii) relating in general to the investment banking industry, the energy industry, or the energy investment banking industry, (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates, (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (v) any changes in Applicable Legal Requirements or Applicable Accounting Standards, or the enforcement, implementation or interpretation thereof, (vi) any natural or man-made disaster or acts of God, (vii) any failure by the Relevant Companies to meet any internal or published projections, forecasts or revenue or earnings predictions (but, for the avoidance of doubt, not any change, event, circumstance, occurrence, fact, or development underlying such failure, all of which shall be taken into account in the determination of the occurrence of Material Adverse Effect), or (vii) reasonably attributable to the public announcement of this

Agreement and the transactions contemplated hereby, unless, in the case of clauses (i)—(iii) such effect has a disproportionate impact on the Relevant Companies compared to other companies in their industry.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Permits” has the meaning set forth in Section 4.7(b).

“Material Seller Disclosure Letter Supplement” has the meaning set forth in Section 6.6(a).

“Non-Material Seller Disclosure Letter Supplement” has the meaning set forth in Section 6.6(a).

“Materiality Qualifiers” means a qualification to a representation or warranty by use of “material,” “materially,” “in all material respects,” or other variations of the word “material” or by a reference regarding the occurrence or non-occurrence or possible occurrence or non-occurrence of a Material Adverse Effect.

“Most Recent Financial Statements” has the meaning set forth in Section 4.5(a).

“Neutral Auditor” means an accounting firm selected jointly by Seller and Buyer or, if Seller and Buyer are unable to mutually agree within a five-day period, such accounting firm shall be PricewaterhouseCoopers LLP (so long as neither party has, at the time of the dispute giving rise to the need for a Neutral Auditor, any significant business relationship with such firm).

“NewCo” has the meaning set forth in the recitals.

“Non-Accredited Holder” shall mean each Holder other than Accredited Holders.

“Non-Party Affiliate” has the meaning set forth in Section 11.16.

“Objection Notice” has the meaning set forth in Section 1.4(a).

“OFAC” has the meaning set forth in Section 4.9(a).

“OFAC Listed Person” has the meaning set forth in Section 4.9(a).

“Order” means any order, judgment, writ, injunction, directive, determination, award, or decree of or from any Governmental Entity applicable to the Person or Persons referenced or to any of the assets, officers, directors, employees, agents, shareholders, partners, members, or other owners of such Person or Persons.

“ordinary course of business” means the ordinary course of conduct of the business of Relevant Companies, which is consistent in nature, scope and magnitude with past practices of Relevant Companies and is taken in the ordinary course of the normal, day-to-day operations.

“Organizational Documents” means (a) any certificate, memorandum or articles of incorporation, organization or formation, any bylaws or limited liability company or operating agreement, (b) any documents comparable to the foregoing under any Applicable Legal Requirement, (c) any Contract regarding or relating to the governance of a Person or relations among any holders of its Equity Interests, including any shareholder agreement, buy-sell agreement, voting agreement, or similar document of or regarding such Person and (d) any amendment or modification to any of the foregoing.

“Owner Parties” means each Seller Party and each Holder who has executed an Owner Support Agreement.

“Owner Representative” has the meaning set forth in Section 1.6(a).

“Owner Support Agreement” has the meaning set forth in Section 6.19.

“Parent” has the meaning set forth in the preamble.

“Parent Average Stock Price” means the volume-weighted average per-share closing price of the Parent Common Stock on the New York Stock Exchange for the 10 trading days ending on the third trading day before the Closing Date.

“Parent Change in Control” means the happening of any of the following events:

(a)  An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (as used in this definition, an “Acquiring Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then outstanding shares of Parent Common Stock (as used in this definition, the “Outstanding Parent Common Stock”) or (2) the combined voting power of the then outstanding voting securities of Parent entitled to vote generally in the election of directors (as used in this definition, the “Outstanding Parent Voting Securities”); excluding, however, the following: (1) Any acquisition directly from Parent, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from Parent, (2) Any acquisition by Parent, (3) Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Parent or any entity controlled by Parent, or (4) Any acquisition pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this definition;

(b)  A change in the composition of Parent’s Board of Directors such that the individuals who, as of the Closing Date, constitute the Board (such Board shall be hereinafter referred to in this definition as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this definition, that any individual who becomes a member of the Board subsequent to the Closing Date, whose election, or nomination for election by Parent’s shareholders, was approved by a vote of at least a majority of those individuals who are members of Parent’s Board of Directors and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, provided, further, that any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Acquiring Person other than the Board shall not be so considered as a member of the Incumbent Board;

(c)  Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Parent (as used in this definition, a “Corporate Transaction”); excluding, however, such a Corporate Transaction pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Parent Common Stock and Outstanding Parent Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns Parent or all or substantially all of Parent’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Parent Common Stock and Outstanding Parent Voting Securities, as the case may be, (2) no Person (other than the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly, 20% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed prior to the Corporate Transaction, and (3) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction;

(d)  The approval by the shareholders of Parent of a complete liquidation or dissolution of Parent; or

(e)  The entry by Parent or Buyer into and public announcement of any agreement or binding commitment to do any of the foregoing which would constitute a Parent Change in Control.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Financials” has the meaning set forth in Section 5.8(b).

“Pay-Off Letter” has the meaning set forth in Section 6.11.

“Pension Plan” means any employee pension benefit plan as defined in Section 3 of ERISA.

“Permit” means any approval, consent, authorization, waiver, license, franchise, permit, registration, certificate or other similar authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Applicable Legal Requirement or Order.

“Permitted Equity Liens” means: (i) generally applicable transfer restrictions under (A) Applicable Legal Requirements related to federal and state securities, and (B) general corporation laws of the applicable jurisdiction of formation of the Person in question, provided in each case that such restrictions do not conflict with the transactions contemplated by this Agreement; (ii) Liens caused or created by Buyer; and (iii) inchoate statutory Liens for Taxes that are not yet due and payable.

“Permitted Liens” means (a) Liens for Liabilities expressly disclosed on the Most Recent Financial Statements, (b) statutory Liens for Taxes, assessments, obligations under workers’ compensation, unemployment insurance or other social welfare legislation or other requirements, in each case not yet delinquent or as to which the validity or amount is being contested in good faith and for which appropriate reserves have been established on the face of the Most Recent Financial Statements, (c) inchoate mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’, or other similar Liens incurred in the ordinary course of business, (d) with respect to equipment or other assets shown on the Most Recent Financial Statements to be leased or licensed, such leases or licenses with third parties, and (e) Liens caused or created by Buyer.

“Person” means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other entity or association or any Governmental Entity.

“PGPL” means Parallel General Partner Limited, a Guernsey company limited by shares.

“Phantom Stock Cancellation Agreements” means phantom stock cancellation agreements, in form and substance reasonably satisfactory to Buyer and Seller, to be executed at or prior to Closing by each Phantom Stock Participant in connection with the termination of the Phantom Stock Plan and the full and final settlement of all obligations of the Company and its Affiliates thereunder.

“Phantom Stock Plan” means the Simmons & Company International Limited Phantom Stock Plan established June 21, 2006 with an effective date of September 1, 2004 (including the Simmons & Company International Limited Terminal Bonus Plan).

“Phantom Stock Participant” means the “Participants” under the Phantom Stock Plan.

“Post-Closing Period” has the meaning set forth in Section 6.12(c)(iii).

“Post-Closing Representation” has the meaning set forth in Section 11.17(a).

“Post-Closing Restructuring” means actions that the Parent or Buyer may in their sole discretion take at or after the Closing in order to reasonably simplify the legal entity and regulatory structure of Parent and their Affiliates, including NewCo, ScotCo and their Subsidiaries (which actions may include consolidating the operations of one or more of NewCo, ScotCo and their Subsidiaries with one or more other Subsidiaries of Parent by way of merger, asset transfer, dissolution or otherwise), such actions being part of the transactions expressly contemplated by this Agreement.

“Pre-Closing Period” means (a) any taxable period ending on or before the Closing Date and (b) with respect to a Straddle Period, any portion thereof ending on the Closing Date.

“Pre-Closing Restructuring” has the meaning set forth in the recitals.

“Previous Accounts” has the meaning set forth in Section 4.5(a).

“Privileged Communications” has the meaning set forth in Section 11.17(b).

“Property Tax” has the meaning set forth in Section 6.12(c)(iv)(A).

“Proprietary Software” means computer software (whether general or special purpose) that is used or relied on by any Relevant Company for its operations and that any Relevant Company (either directly or through a third party) has developed, customized, or enhanced, or is in the process of doing the same. For the purpose of clarity, “off the shelf” computer software does not constitute Proprietary Software, but customizations or enhancements to “off the shelf” computer software do constitute Proprietary Software.

“Proportionate Share” for any Holder means, (a) specifically with respect to the Cash Consideration, such Holder’s proportionate interest in the Cash Consideration, (b) specifically with respect to the Equity Consideration, such Holder’s proportionate interest in the Equity Consideration, and (c) in any other context, such Holder’s proportionate interest in the Purchase Price, in each case as set forth on Schedule I hereto. For the avoidance of doubt, each Non-Accredited Holder’s Proportionate Share of the Equity Consideration is zero.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchased Interests” has the meaning set forth in the recitals.

“Purchased GP Interest” has the meaning set forth in the recitals.

“Purchased LP Interest” has the meaning set forth in the recitals.

“Real Property Leases” has the meaning set forth in Section 4.16(b).

“Relevant Companies” means (i) the Company, (ii) EOCM (until such time as EOCM is fully transferred by the Company pursuant to Section 6.18, if applicable), (iii) each Sponsored Fund, and (iv) Subsidiaries of all of the foregoing (excluding portfolio companies of Sponsored Funds for which the Relevant Companies have limited liability); provided, that EOCM shall be included as a “Relevant Company” for any representation or warranty only to the extent that the failure of such representation and warranty to be true and correct in all respects with respect to EOCM could (A) have a Material Adverse Effect, (B) require Parent, Buyer, any other Relevant Company or any of their other Affiliates to make any regulatory filing or adverse disclosure, or (C) otherwise have an adverse effect on Parent, Buyer, any other Relevant Company or any of their Affiliates.  Solely with respect to periods prior to the Closing, the Relevant Companies include Seller Holdco, Seller, and the Subsidiaries included in the Excluded Assets.

“Repo Obligations” means obligations under repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.

“Revised Allocation” has the meaning set forth in Section 6.12(e).

“Rule 144” means Rule 144 promulgated under the Securities Act or any successor or similar rule as may be enacted by the SEC from time to time, all as the same shall be in effect at the time.

“ScotCo” has the meaning set forth in the recitals.

“ScotCo A Shares” has the meaning set forth in Section 4.2(b).

“ScotCo B Holders” has the meaning set forth in the recitals.

“ScotCo B Shares” has the meaning set forth in the recitals.

“ScotCo Shares” has the meaning set forth in Section 4.2(b).

“ScotCo Shareholders’ Agreement” means that certain Shareholders’ Agreement of ScotCo dated September 12—27, 2011, as in effect on the date hereof.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 5.8(a).

“Securities Act” means the United States Securities Act of 1933.

“Seller” has the meaning set forth in the preamble.

“Seller Counsel” has the meaning set forth in Section 11.17(a).

“Seller Disclosure Letter” has the meaning set forth in the introduction to Article 3.

“Seller Disclosure Letter Supplement” has the meaning set forth in Section 6.6(b).

“Seller HoldCo” has the meaning set forth in the preamble.

“Seller Parties” has the meaning set forth in the preamble.

“Seller’s Knowledge” means the actual knowledge of any of the following individuals: Michael Frazier (Chief Executive Officer of TexCo); Frederick Charlton (Managing Director of TexCo); Matthew Pilon (Managing Director of TexCo); Andrew Schroeder (Managing Director of TexCo); James Baker (Managing Director of TexCo); William Britt (Managing Director of TexCo); William Herbert (Managing Director of TexCo); Colin Welsh, (Chief Executive Officer of ScotCo); Katrina Celestine, (Chief Financial Officer of TexCo); and Colin Donald (Chief Financial Officer of ScotCo).

“Share Equivalents” means, with respect to any Person, (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that require such Person to issue any of its capital stock or other equity interests, or any other securities convertible into, exchangeable for, or representing the right to subscribe for any capital stock or equity interest for such Person, or to sell any capital stock or equity interests it owns in another Person; (b) pre-emptive rights granted under a Person’s Organizational Documents; (c) stock appreciation rights, phantom stock, profit participation, or other similar rights granted by such Person with respect to any capital stock of such Person (or any derivative thereof); and (d) any securities issued by such Person that are convertible into or exchangeable for any of the foregoing.

“Shares” means the TexCo Shares, the ScotCo Shares, and the interests in Seller or Seller HoldCo into which the TexCo Shares and ScotCo B Shares are to be converted or exchanged as part of the Pre-Closing Restructuring.

“SIPC” means the Securities Investor Protection Corporation.

“SPE II Founder L.P.” means Simmons Private Equity II Founder L.P., a Guernsey limited partnership.

“SPE II Founder L.P. Interest Value” means the U.S. dollar equivalent value (converted at the applicable exchange rate as of the Closing Date) of the limited partnership interests in SPE II Founder L.P. held by the Company, calculated as the dollar amount of the cash contribution made by the Company to SPE II Founder L.P. in respect of such interests (including any additional contributions made during the Interim Period), net of any cash returns actually received on such interests (whether return of capital or income).  As of the date of this Agreement, such net investments equal $1,583,149.

“Sponsored Fund” means each pooled investment vehicle managed by or associated with any Relevant Company, including Simmons Parallel Energy L.P. and Simmons Private Equity II L.P. (and the other holding companies and parallel vehicles constituting the fund complexes for Simmons Parallel Energy L.P. and Simmons Private Equity II L.P.).

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (a) 50% or more of the voting stock (or any other form of voting or controlling equity interest in the case of a Person that is not a corporation) of which is beneficially owned by such Person directly or indirectly through one or more other Persons or (b) for whom such Person acts as general partner; provided, that EOCM shall be included as a “Relevant Company” for any representation or warranty only to the extent that the failure of such representation and warranty to be true and correct in all respects with respect to EOCM could (A) have a Material Adverse Effect, (B) require Parent, Buyer, any other Relevant Company or any of their other Affiliates to make any regulatory filing or adverse disclosure, or (C) otherwise have an adverse effect on Parent, Buyer, any other Relevant Company or any of their Affiliates.

“Target Working Capital” means $4 million.

“Tax Return” means any return, declaration, report, filing, estimate, information statement, schedule, refund claim, or other document (including any related or supporting information, attachment, or amendment and including any Form 1099 or other document or report to third parties) with respect to Taxes.

“Taxes” means all federal, provincial, territorial, state, municipal, local, foreign or other taxes, and imposts, rates, levies, assessments and other charges in the nature of a tax (and all interest and penalties thereon), including all income, excise, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, escheat and unclaimed property obligations and all customs and import duties, and all interest, penalties and additions to tax.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“TexCo” has the meaning set forth in the preamble.

“TexCo Holders” has the meaning set forth in the recitals.

“TexCo Merger” has the meaning set forth in the recitals.

“TexCo Shares” has the meaning set forth in the recitals.

“Third-Party Acquisition Proposal” has the meaning set forth in Section 6.7.

“Third-Party Consent” means any consent, authorization, approval or waiver from, notice to, or other action by any third party (other than a Governmental Consent).

“TUPE” means the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended from time to time.

“Welfare Plan” means any employee welfare benefit plan as defined in Section 3 of ERISA.

12.2                        Rules of Interpretation. As used in this Agreement:

(a)                                 “including” means “including without limitation”;

(b)                                 the word “or” is not exclusive;

(c)                                  the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(d)                                 a document or other instrument will be considered “provided”, “furnished”, “delivered” or “made available” to Buyer once such document or other instrument has been uploaded to the electronic data room relating to the transactions contemplated hereby and made continuously accessible to each of Buyer’s designated users for at least two Business Days.

(e)                                  all dollar amounts are expressed in United States dollars;

(f)                                   unless expressly stated herein to the contrary, reference to any statute or other Applicable Legal Requirement means such statute or Applicable Legal Requirement, the rules and regulations thereunder and applicable interpretations thereof, in each case as amended from time to time or as superseded by comparable successor statutory provisions or other comparable successor Applicable Legal Requirement;

(g)                                  unless expressly stated herein to the contrary, reference to any document (other than any such reference contained in the Seller Disclosure Letter) means such document as amended or modified and as in effect from time to time in accordance with the terms thereof;

(h)                                 words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

(i)                                     the terms “hereof,” “hereunder,” “herein,” and like terms refer to this Agreement as a whole and not only to the particular sentence, paragraph, or Section in which such term appears;

(j)                                    unless expressly stated herein to the contrary, reference to a document including this Agreement, will be deemed to also refer to each annex, addendum, exhibit, schedule or other attachment thereto; and

(k)                                 unless expressly stated herein to the contrary, reference to an Article, Section, Schedule, or Exhibit is to an article, section, schedule, or exhibit, respectively, of this Agreement.

12.3                        Headings; Internal References. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties, and shall not affect the interpretation hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PARENT:

PIPER JAFFRAY COMPANIES

By:	/s/ Andrew S. Duff
Name:	Andrew S. Duff
Title:	Chairman and Chief Executive Officer

BUYER:

PIPER JAFFRAY & CO.

By:	/s/ Andrew S. Duff
Name:	Andrew S. Duff
Title:	Chief Executive Officer and President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TEXCO:

SIMMONS & COMPANY INTERNATIONAL

By:	/s/ Frederick W. Charlton
Name:	Frederick W. Charlton
Title:	Managing Director

SELLER:

SCI JV LP

By: SIMMONS & COMPANY INTERNATIONAL HOLDINGS LLC, its sole member

By: SIMMONS & COMPANY INTERNATIONAL, its sole member

	By:	/s/ Frederick W. Charlton
	Name:	Frederick W. Charlton
	Title:	Managing Director

GP SELLER:

SCI GP, LLC

By: SIMMONS & COMPANY INTERNATIONAL HOLDINGS LLC, its sole member

By: SIMMONS & COMPANY INTERNATIONAL, its sole member

	By:	/s/ Frederick W. Charlton
	Name:	Frederick W. Charlton
	Title:	Managing Director

SELLER HOLDCO:

SIMMONS & COMPANY INTERNATIONAL HOLDINGS LLC

By: SIMMONS & COMPANY INTERNATIONAL, its sole member

By:	/s/ Frederick W. Charlton
Name:	Frederick W. Charlton
Title:	Managing Director